Exhibit 99.2

ARRANGEMENT AGREEMENT

YAMANA GOLD INC.

- and -

AGNICO EAGLE MINES LIMITED

- and –

OSISKO MINING CORPORATION

April 16, 2014

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	2
1.2	Construction	16
1.3	Currency	17
1.4	Knowledge	17
1.5	Schedules	18

ARTICLE 2
ARRANGEMENT

2.1	Arrangement	18
2.2	Interim Order	18
2.3	Circular and Meeting	20
2.4	U.S. Securities Law Matters	21
2.5	Final Order	22
2.6	Articles of Arrangement and Effective Date	22
2.7	Osisko Board Approval	23
2.8	Lock-Ups	23
2.9	Closing	24

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

3.1	Representations and Warranties of Agnico Eagle	24
3.2	Representations and Warranties of Yamana	24
3.3	Investigation	24
3.4	Survival of Representations and Warranties	24

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF OSISKO AND NEW OSISKO

4.1	Representations and Warranties	24
4.2	Investigation	25
4.3	Survival of Representations and Warranties	25

ARTICLE 5
CONDUCT OF BUSINESS

5.1	Covenants of Osisko	25
5.2	Covenants of the Purchaser Parties	29

ARTICLE 6
NON-SOLICITATION AND BREAK-UP FEE

6.1	Covenant Regarding Non-Solicitation	30

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6.2	Notice of Superior Proposal Determination	33
6.3	Termination Payment Event	35

ARTICLE 7
AMENDMENT AND TERMINATION

7.1	Amendment	36
7.2	Mutual Understanding Regarding Amendments	37
7.3	Termination	38

ARTICLE 8
OTHER COVENANTS AND AGREEMENTS

8.1	Option Plan	40
8.2	Shareholder Rights Plan	40
8.3	Adjustments Regarding Distributions	41
8.4	Formation of Canadian Malartic GP	41
8.5	Pre-Acquisition Reorganization and Alternative Transaction	41
8.6	Further Assurances	42
8.7	Notification of Certain Matters	43
8.8	Information and Access	43
8.9	Shareholder Claims	44
8.10	Employees	44
8.11	Public Statements	44
8.12	Directors and Officers Insurance	45
8.13	Resignations and Director &Officers Releases	45
8.14	Indemnification by New Osisko	45
8.15	Transfer of New Osisko Assets	46
8.16	Standstill	46

ARTICLE 9
COVENANTS RELATING TO REGULATORY APPROVALS

9.1	Regulatory Filings and Approvals	47
9.2	Cooperation Regarding Regulatory Filings and Approvals	47

ARTICLE 10
CONDITIONS

10.1	Mutual Conditions	48
10.2	Osisko Conditions	49
10.3	Purchaser Party Conditions	50
10.4	Notice and Cure Provisions	52
10.5	Merger of Conditions	52

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ARTICLE 11
GENERAL PROVISIONS

11.1	Amendment	53
11.2	Waiver	53
11.3	Expenses; Advisors	53
11.4	Notices	53
11.5	Severability	55
11.6	Entire Agreement; Termination	55
11.7	Assignment	55
11.8	Governing Law	56
11.9	Contra Proferentum	56
11.10	No Third Party Beneficiaries	56
11.11	Time of Essence	56
11.12	Counterparts	56

Schedule A	Plan of Arrangement
Schedule B	Arrangement Resolution
Schedule C	Representations and Warranties of Agnico Eagle
Schedule D	Representations and Warranties of Yamana
Schedule E	Osisko Properties
Schedule F	Representations and Warranties of Osisko
Schedule G	[Reserved]
Schedule H	Form of Lock-Up Agreement
Schedule I	New Osisko Subsidiaries
Schedule J	New Osisko Indemnity
Schedule K	Form of NSR Agreement

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ARRANGEMENT AGREEMENT

THIS AGREEMENT made the 16th day of April, 2014,

A M O N G:

YAMANA GOLD INC.,
a corporation existing under the laws of Canada,

(hereinafter referred to as “Yamana”)

- and -

AGNICO EAGLE MINES LIMITED,
a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “Agnico Eagle”)

- and –

OSISKO MINING CORPORATION,
a corporation existing under the laws of Canada,

(hereinafter referred to as “Osisko”)

WHEREAS Yamana and Agnico Eagle (collectively, the “Purchaser Parties”) wish to enter into a transaction with Osisko providing for the sale of a part of the business of Osisko to a wholly-owned subsidiary to be incorporated (“New Osisko”) outside of the ordinary course of business of Osisko, the distribution of certain of the proceeds received by Osisko from that sale (including, without limitation, the New Osisko Shares) to Osisko Shareholders, and the acquisition by the Purchaser Parties of all of the Osisko Shares it does not currently own;

AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein by way of a plan of arrangement under section 192 of the Canada Business Corporations Act;

AND WHEREAS the Osisko Board has unanimously determined, after consultation with its outside legal counsel and financial advisors, it would be advisable and in the best interests of Osisko for Osisko to enter into this Agreement;

AND WHEREAS the Purchaser Parties have entered into Lock-Up Agreements with each of the directors and officers of Osisko and certain other Osisko shareholders in respect of Osisko Shares representing in the aggregate approximately 4.5% of the outstanding Osisko Shares, pursuant to which, and subject to certain exceptions, such shareholders have agreed to vote Osisko Shares, inclusive of Osisko Shares which are not locked-up, representing approximately 5.3% of the outstanding Osisko Shares as of the date hereof in favour of the transaction at the Meeting;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

“1940 Act” means the Investment Company Act of 1940, as amended, of  the United States of America and the rules and regulations promulgated from time to time thereunder;

“Acquisition Proposal” means any inquiry ,  proposal or offer made on or after the date hereof to Osisko or Osisko Shareholders from any person or group of persons “acting jointly or in concert” (within the meaning of the Securities Act) other than the Purchaser Parties in respect of (in one transaction or a series of transactions):

(a)                                 a merger, reorganization, share exchange consolidation, business combination, arrangement, recapitalization dissolution, liquidation or similar transaction involving Osisko;

(b)                                 the direct or indirect acquisition by any person (including by any asset acquisition, joint venture or similar transaction) of more than 20% of the fair market value of the assets of Osisko and the Osisko Subsidiaries, on a consolidated basis;

(c)                                  the direct or indirect acquisition by any person of more than 20% of the voting power of the outstanding Osisko Shares, including any take-over bid, tender offer or exchange offer that, if consummated, would result in any person beneficially

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owning Osisko Shares with 20% or more of the voting power of the outstanding Osisko Shares; and

(d)                                 any combination of the foregoing, in each case of the subclauses (a) through (c) whether in a single transaction or a series of related transactions;

“Affiliate” means, with respect to any person, another person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person, where “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

“this Agreement” means this arrangement agreement and the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

“Agnico Eagle” means Agnico Eagle Mines Limited, a corporation incorporated under the Business Corporations Act (Ontario);

“Agnico Eagle Board” means the board of directors of Agnico Eagle;

“Agnico Eagle Cash Consideration” shall have the meaning given to such terms in the Plan of Arrangement;

“Agnico Eagle Documents” has the meaning set out in Schedule C;

“Agnico Eagle Financial Statements” has the meaning set out in Schedule C;

“Agnico Eagle Material Subsidiaries” means 1715495 Ontario Inc., Grayd Resource Corporation, 1641315 Ontario Inc., Agnico Eagle Mines Sweden Cooperatie U.A., Agnico Eagle (Barbados) Limited, Grayd Resources (USA), Inc., Servicios Agnico Eagle Mexico, S.A. de C.V., Agnico Eagle Mines Mexico Cooperatie U.A., Agnico Eagle Mexico S.A. de C.V., Tenedora Agnico Eagle Mexico, S.A. de C.V., Agnico Eagle Sweden AB and Agnico Eagle Finland Oy;

“Agnico Eagle Options” means the options to purchase Agnico Eagle Shares issued pursuant to the Agnico Eagle Stock Option Plan, of which there are an aggregate of 12,561,810 outstanding as of April 15, 2014;

“Agnico Eagle Properties” means the material properties of Agnico Eagle, namely the La Ronde Mine, the Goldex Mine, the Kittila Mine, the Lapa Mine, the Pinos Altos Mine, the La India Mine, the Meadowbank Mine and the Meliadine Project;

“Agnico Eagle Share Consideration” shall have the meaning given to such terms in the Plan of Arrangement;

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“Agnico Eagle Shareholder” means a holder of Agnico Eagle Shares;

“Agnico Eagle Shares” means the common shares in the capital of Agnico Eagle;

“Agnico Eagle Stock Option Plan” means the amended and restated stock option plan of Agnico Eagle approved by the Agnico Eagle Shareholders on April 29, 2011;

“Alternative Transaction” has the meaning set out in Section 8.4;

“Arrangement” means the arrangement involving the parties hereto under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of Osisko Shareholders approving the Arrangement to be considered at the Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under section 192(6) of the CBCA to be filed with the Director after the Final Order has been granted, giving effect to the Arrangement;

“Associate” has the meaning given to it in the CBCA;

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and Montreal, Quebec are open for the conduct of business;

“Caisse Debenture” means the senior unsecured convertible debenture dated December 10, 2013 between Osisko and Caisse de dépôt et du placement du Québec;

“Canadian Exploration Properties” means collectively the Kirkland Properties, the Hammond Reef Properties, the Pandora Properties, the Wood Pandora Properties and the Yukon Properties (if not part of the New Osisko Assets);

“Canadian Exploration Properties NSR” means the 2% net smelter return royalty on the Canadian Exploration Properties to be granted to New Osisko as part of the Arrangement, as evidenced by a NSR Agreement, with the form of agreement attached hereto as Schedule K providing the basis from which the parties will work together in good faith to finalize the agreement on reasonably commercial terms that will be acceptable to them;

“Canadian Malartic GP” means the general partnership to be formed by Osisko and Canadian Malartic Partner Co. in accordance with the terms and conditions of the Canadian Malartic Partnership Agreement;

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“Canadian Malartic Mill Fee Royalty” means a milling fee royalty equal to $0.40 per tonne payable to New Osisko in respect of any ore milled at the Canadian Malartic Property after the seventh anniversary of the Effective Date that is not from the Canadian Malartic Property;

“Canadian Malartic NSR” means the 5% net smelter return royalty on the Canadian Malartic Property to be retained by Osisko on the transfer of the Canadian Malartic Property to Canadian Malartic GP and subsequently assigned to New Osisko as part of the Arrangement, as evidenced by a NSR Agreement, with the form of agreement attached hereto as Schedule K providing the basis from which the parties will work together in good faith to finalize the agreement on reasonably commercial terms that will be acceptable to them;

“Canadian Malartic Partner Co.” has the meaning set out in Section 8.4(a);

“Canadian Malartic Partnership Agreement” means the partnership agreement in a form to be agreed to by the Purchaser Parties not later than five (5) days prior to the Effective Date, provided that if it is not so agreed Osisko shall form the partnership on such terms as it deems appropriate, acting reasonably;

“Canadian Malartic Property” shall mean the properties identified on Schedule E, but for greater certainty does not include the Canadian Malartic NSR;

“CBCA” means the Canada Business Corporations Act, R.C.S. 1985, c. C-44;

“Change in Osisko Recommendation” has the meaning set out in Section 2.3(g);

“Circular” means the management information circular to be prepared and sent to the Osisko Shareholders in connection with the Meeting;

“Commissioner of Competition” means the Commissioner under the Competition Act;

“Competition Act” means the Competition Act (Canada), R.S.C. 1985, c. C-34, and the regulations thereunder, all as amended from time to time;

“Competition Approval” means:

(a)                                 that the Commissioner of Competition shall have issued (and not rescinded) an advance ruling certificate under section 102 of the Competition Act with respect to the transactions contemplated by this Agreement; or

(b)                                 that:

(i)             the waiting period under section 123 of the Competition Act shall have expired or the notification requirement shall have been waived pursuant to section 113(c) of the Competition Act; and

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(ii)          the Commissioner of Competition shall have advised Purchaser in writing (and not rescinded such advice) that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by this Agreement, and the form of and any terms and conditions attached to any such advice are acceptable to each of the Purchaser Parties and Osisko, acting reasonably;

“Competition Tribunal” means the tribunal established under the Competition Tribunal Act;

“Competition Tribunal Act” means the Competition Tribunal Act (Canada), R.S.C. 1985, c. 19, and the regulations thereunder, all as amended from time to time;

“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be June 30, 2014 or such later date as may be agreed to by the parties, provided (i) the Purchaser Parties may at their option extend the Completion Deadline by notice in writing to Osisko until up to 60 days after June 30, 2014; and (ii) that if the Effective Date is not expected to occur by June 30, 2014 as a result of the failure to satisfy the condition set forth in Section 10.1(d), Section 10.3(j) or Section 10.3(k), then any party may elect, by notice in writing delivered to the other Parties by no later than 5:00 p.m. (Toronto time) on the date that is not less than five days prior to such date or, in the case of any subsequent extensions, the date that is not less than five days prior to the Completion Deadline, as previously extended, to extend the Completion Deadline from time to time by a specified period of not less than 15 days, provided that in aggregate such extensions shall not exceed 75 Business Days from June 30, 2014; provided that notwithstanding the foregoing a party shall not be permitted to extend the Completion Deadline if the failure to satisfy the condition set forth in either Section 10.1(d), Section 10.3(j) or Section 10.3(k) is primarily the  result of such party’s failure to comply with its covenants herein;

“Confidentiality Agreements” means the confidentiality agreement dated January 17, 2014 between Osisko and Agnico Eagle and the confidentiality agreement dated January 29, 2014 between Osisko and Yamana;

“Convertible Securities” means the Warrants, the Caisse Debenture, the FSTQ Convertible Loan; the Ressources Québec Debenture and the Osisko Shares issuable pursuant to the Resource Sharing Agreement;

“Court” means the Quebec Superior Court;

“Deferred Share Unit Plan” means Osisko’s deferred share unit plan, adopted by Osisko on August 11, 2011;

“Depository” means any trust company, bank or financial institution agreed to, in writing by the parties for the purposes of, among other things, exchanging certificates

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representing Osisko Shares for the Transaction Consideration (as defined in the Plan of Arrangement) and New Osisko Shares;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Director Releases” has the meaning given to such term in Section 8.13;

“Dissent Rights” means the rights of dissent of Osisko Shareholders in respect of the Arrangement Resolution as contemplated in the Plan of Arrangement;

“Dissenting Osisko Shareholder” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Date” means the date on which the Arrangement becomes effective under the CBCA;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date;

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Regulatory Authority pursuant to any Environmental Law;

“Environmental Laws” means all applicable Laws relating to pollution, the protection of the environment, public health and safety, environmental impact assessment or mine site reclamation and closure;

“Fairness Opinion” has the meaning set out in Section 2.7(a)(i);

“Final Order” means the order of the Court approving the Arrangement pursuant to Section 192 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Financial Advisors” means BMO Nesbitt Burns Inc. and Maxit Capital LP;

“FSTQ Convertible Loan” means the convertible loan agreement entered into on May 9, 2008 between Fonds de solidarité des travailleurs du Québec (F.T.Q.) and Osisko;

“Goldcorp” means Goldcorp Inc.;

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“Goldcorp Settlement Agreement” means the agreement made between Goldcorp and Corporation in relation to proceedings before courts in the Province of Quebec, dated March 3, 2014;

“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hammond Reef Properties” means the properties identified on Schedule E;

“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, deleterious substance waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, tailings, waste rock and PCBs;

“IFRS” means International Financial Reporting Standards;

“Indemnified Liability” means a New Osisko Liability and any other liability or obligation accruing or becoming payable by Osisko that was incurred or accrued prior to the Effective Time and that relates principally to a project or a property interest (including the operations or activities in connection therewith) of Osisko (prior to the Effective Time) relating to the New Osisko Assets, but for greater certainty does not include any liability or obligation with respect to Taxes;

“Indemnity Notice” has the meaning ascribed to such term in Section 8.14 hereof;

“Interim Order” means an interim order of the Court concerning the Arrangement under section 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, as such order may be affirmed, amended or modified by the Court with the consent of the parties each acting reasonably;

“Kirkland Properties” means the properties identified on Schedule E;

“Laws” means any applicable laws, including international, national, provincial, territorial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, policies or other requirements of any Regulatory Authority having the force of law;

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“Liability” means, with respect to any person, (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

“Lock-Up Agreements” means the voting and support agreements dated the date hereof and made between Osisko, the Purchaser Parties and the Locked-Up Shareholders substantially in the form attached as Schedule H;

“Locked-Up Shareholders” means the officers and directors of Osisko, in addition to certain Osisko Shareholders identified in the Osisko Disclosure Letter;

“Losses”, in respect of any matter, means all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including all interest, penalties, amounts paid in settlement and reasonable out-of-pocket legal and other professional fees and disbursements, but excluding loss of profit, and special or consequential damages) arising as a consequence of such matter less in all cases any insurance and/or tax benefits received or receivable in respect thereof;

“Material Adverse Change” means, in respect of any person, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of any person, an effect which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, production, assets, capital, property, obligations (whether absolute, accrued, conditional or otherwise), liabilities or financial condition of that person and its subsidiaries, taken as a whole, other than any change, event, occurrence or effect: (i)  affecting the worldwide gold mining industry in general; (ii) in or relating to general political, economic, financial or capital market conditions generally (including any reduction in market indices); (iii) in or relating to, United States GAAP, IFRS or regulatory accounting requirements; (iv) in or relating to any change in Laws or any interpretation, application or non-application thereof by any Regulatory Authority; (v) relating to change in the market trading price of shares of such person arising from the announcement of the execution of this Agreement or the transactions contemplated hereby, or any change event or occurrence excluded from this definition under other prongs; or (vi) resulting from changes in the price of gold, provided, however, that such effect referred to in clause (i) to (v) and (vi) above does not have a disproportionate effect on that person and its subsidiaries (taken as a whole) compared to other companies of similar size operating in the mining industry;

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“Meeting” means the special meeting of Osisko Shareholders to be held for the purpose of considering, among other things, the Arrangement Resolution and any adjournments or postponements thereof;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“Net Cash Amount” means C$155,000,000;

“New Osisko” means a wholly-owned subsidiary of Osisko to be incorporated under the laws of Quebec;

“New Osisko Assets” means (i) the Net Cash Amount, (ii) the Canadian Malartic NSR, (iii) the Canadian Exploration Properties NSR, (iv) the Canadian Malartic Mill Fee Royalty, (v) all legal and beneficial interest of Osisko and the subsidiaries of Osisko in the New Osisko Subsidiaries, (vi) the publicly traded equity investments of Osisko which at the date hereof have an estimated value of $14.4 million, to the extent not disposed of by Osisko prior to the Effective Date, (vi) all right, title and interest to the name “Osisko Mining Corporation”; and (vi) if so elected by the Purchaser Parties prior to the Effective Date, the Yukon Properties;

“New Osisko Liabilities” means all of the liabilities of Osisko and its affiliates, contingent or otherwise, which pertain to the New Osisko Assets but excluding any liability or obligation with respect to Taxes for periods prior to the Effective Date;

“New Osisko Shares” means the common shares in the capital of New Osisko;

“New Osisko Subsidiaries” means those subsidiaries of Osisko identified as New Osisko Subsidiaries in Schedule I;

“NYSE” means the New York Stock Exchange, Inc.;

“Option Plan” means the option plan of Osisko approved by Osisko Shareholders at the annual general and special meeting of Osisko held on May 8, 2008, as amended;

“Options” means the outstanding options issued pursuant to the Option Plan;

“Osisko” means Osisko Mining Corporation., a corporation incorporated under the CBCA;

“Osisko Assets” means all rights, franchises and assets of Osisko and its subsidiaries as at the Effective Time other than the New Osisko Assets, including all the agreements, records, data, permits, licences, rights, interests and assets of Osisko pertaining to the Osisko Properties;

“Osisko Board” means the board of directors of Osisko;

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“Osisko Board Approval” has the meaning set out in Section 2.7;

“Osisko Contribution Agreement” means the contribution agreement made between Osisko and Canadian Malartic GP providing for the transfer of the Canadian Malartic Property to the Canadian Malartic GP and the assumption of certain liabilities of Osisko by Canadian Malartic GP;

“Osisko Disclosure Letter” means the letter dated the date hereof delivered by Osisko to the Purchaser Parties in the form accepted by the Purchaser Parties;

“Osisko Documents” has the meaning set out in Schedule F;

“Osisko Financial Statements” has the meaning set out in Schedule F;

“Osisko Properties” means the interests of Osisko and each Osisko Subsidiary (except Compania Minera Osisko Mexico S.A. de C.V.) in all material properties of Osisko, including those described in Schedule E;

“Osisko Share” means a common share of Osisko;

“Osisko Shareholders” means holders of Osisko Shares;

“Osisko Special Committee” means the special committee of independent members of the Osisko Board formed in relation to the proposal to effect the transactions contemplated by this Agreement;

“Osisko Subsidiaries” means, collectively, the material subsidiaries of Osisko which are Osisko Hammond Reef Gold Ltd. (British Columbia), Osisko Mining Ltd. (Canada) and Compania Minera Osisko Mexico, S.A. de C.V. and “Osisko Subsidiary” means any one of them;

“Out-of-the-Money Option” means an Option having an exercise price equal to or greater than $8.15 per Osisko Share;

“Pandora Properties” means the properties identified on Schedule E;

“party” means a party to this Agreement;

“person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

“Plan of Arrangement” means the plan of arrangement in the form attached as Schedule A and any amendment or variation thereto made in accordance with the Plan of Arrangement, Section 11.1 hereof or upon the direction of the Court in the Final Order;

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“Prescribed Period” has the meaning set out in Section 8.1(a);

“Purchaser Parties” means Yamana and Agnico Eagle and “Purchaser Party” means any one of them;

“Records and Data” means all books, contracts, documents, technical information and data (in paper or electronic form), maps, surveys, drill core samples and assays owned by Osisko relating to the Osisko Properties;

“Regulatory Authority” means:

(a)                                 any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)                                 any self-regulatory organization or stock exchange, including the TSX and the NYSE;

(c)                                  any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)                                 any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“related party” has the meaning given to such term in MI 61-101;

“Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers;

“Remedial Action” means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

“Representative” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

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“Resource Sharing Agreement” means the agreement dated December 10, 2010 between Osisko, Osisko Hammand Reef Gold Ltd, the Rainy River District First Nations and the Lac des Mille Lacs First Nation;

“Ressources Québec Debenture” means the senior unsecured convertible debenture dated December 10, 2013 between Osisko and Ressources Québec Inc.;

“Restricted Share Unit Plan” means Osisko’s restricted share unit plan, adopted by Osisko on August 11, 2011;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Quebec), and the regulations thereunder, all as amended from time to time;

“Securities Authorities” means the Autorité des marches financiers and the other securities regulatory authorities in each of the provinces and territories of Canada and the SEC, collectively;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 — System for Electronic Document Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators and available for public view at www.sedar.com;

“Shareholder Rights Plan” means the shareholder rights plan of Osisko dated as of May 17, 2010 between Osisko and CIBC Mellon Trust Company, as rights agent, and approved by the Osisko Shareholders on June 30, 2010, and subsequently reapproved for an additional three-year term at the annual and special meeting of Osisko Shareholders held on May 9, 2013;

“SRP Rights” means the rights issuable pursuant to the Shareholder Rights Plan;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date hereof, substituting “50%” for each reference to “20%” contained in the definition of Acquisition Proposal, provided that:

(a)                                 the proposal did not result from a contravention of Article 6 of this Agreement;

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(b)                                 the Osisko Board has determined in good faith (after consultation with its outside legal counsel and financial advisors) that the proposal is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such transaction and the party making such transaction, and would, if consummated in accordance with its terms (but not assuming away any risk of non-completion) result in a transaction that is more favourable to Osisko and the Osisko Shareholders than the transactions contemplated by this Agreement;

(c)                                  the Osisko Board has determined in good faith that the proposal is fully funded or in respect of which adequate arrangements (in compliance with applicable Securities Laws) have been made to ensure that the required funds will be available to effect payment in full for the common shares or assets as the case may be; and

(d)                                 the proposal would not be subject to any due diligence and/or access condition;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), and the regulations thereunder, all as amended from time to time;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Regulatory Authority to be made, prepared or filed by law in respect of Taxes;

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any tax, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, mining taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, and any instalments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, fines, additional taxes and additions to tax imposed on such entity with respect to the foregoing and including an amount in respect of the foregoing

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as a transferee, successor, guarantor or surety or in a similar capacity under a contract, arrangement, agreement, understanding or commitment (whether written or oral) or by operation of law and any liability for the payment of any taxes described herein as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any tax sharing or tax allocation agreement, arrangement or understanding;

“Termination Payment” has the meaning set out in Section 6.3;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“United States GAAP” means United States generally accepted accounting principles or interpretations thereof;

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, including, without limitation, the 1933 Act and the 1934 Act;

“Warrant Agreement” means the common share purchase warrant agreement dated as of September 24, 2009 entered into between Osisko and CPPIB Investments Inc., amended as of June 29, 2013 and further amended as of December 10, 2013;

“Warrants” means the common share purchase warrants evidenced by the Warrant Agreement, each currently exercisable to purchase one Osisko Share at a price of $6.25;

“Wood Pandora Properties” means the properties identified on Schedule E;

“Yamana” means Yamana Gold Inc., a corporation incorporated under the Canada Business Corporations Act;

“Yamana Board” means the board of directors of Yamana;

“Yamana Cash Consideration” shall have the meaning given to such term in the Plan of Arrangement;

“Yamana Documents” has the meaning set out in Schedule D;

“Yamana Financial Statements” has the meaning set out in Schedule D;

“Yamana Material Subsidiaries” means Mineracao Maraca Industria e Comercio S.A., Minera Meridian Ltda., Minas Argentinas S.A. and Minera Meridian Minerales SRLCV and “Yamana Material Subsidiary” means any one of them;

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“Yamana Options” means the options to purchase Yamana Shares issued pursuant to the Yamana Stock Option Plan, of which there are an aggregate of 1,886,541 outstanding as at the date hereof;

“Yamana Properties” means the material properties of Yamana, namely the Chapada Mine (Brazil), the El Peñón Mine (Chile), the Mercedes Mine (Mexico) and the Gualcamayo Mine (Argentina);

“Yamana Restricted Share Unit Plan” means the restricted share unit plan of Yamana approved by the Yamana shareholders on May 14, 2008;

“Yamana Share Consideration” shall have the meaning given to such term in the Plan of Arrangement;

“Yamana Shares” means the common shares in the capital of Yamana;

“Yamana Shareholder” means a holder of Yamana Shares;

“Yamana Stock Option Plan” means the stock option of Yamana approved by the Yamana Shareholders on May 6, 2006; and

“Yukon Properties” means the properties identified on Schedule E;

1.2                                                                               Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)                                 references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)                                 references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)                                  words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(d)                                 the use of headings and an index are for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)                                  if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)                                   a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last

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day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)           the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole;

(h)           references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)            references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(j)            wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3                          Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

1.4                          Knowledge

References to the “knowledge of Yamana”, “knowledge of Agnico Eagle” or the “knowledge of Osisko”, used in respect of Yamana, Agnico Eagle, Osisko or Osisko Subsidiaries, means, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of Yamana, the collective actual knowledge of the Chief Executive Officer, Executive Vice President, Finance and Chief Financial Officer and Senior Vice President, General Counsel and Corporate Secretary; (b) in the case of Agnico Eagle, the collective actual knowledge of the Chief Executive Officer, Senior Vice-President, Finance and Chief Financial Officer and General Counsel, Senior Vice-President, Legal and Corporate Secretary; and (c) in the case of Osisko and Osisko Subsidiaries, the collective actual knowledge of the Chief Executive Officer, Executive Vice President, Finance and Chief Financial Officer and Vice President, Legal Affairs and Corporate Secretary.

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1.5                          Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Representations and Warranties of Agnico Eagle
Schedule D	-	Representations and Warranties of Yamana
Schedule E	-	Osisko Properties
Schedule F	-	Representations and Warranties of Osisko
Schedule G	-	[Reserved]
Schedule H	-	Form of Lock-up Agreement
Schedule I	-	New Osisko Subsidiaries
Schedule J	-	New Osisko Indemnity
Schedule K	-	Form of NSR Agreement

ARTICLE 2
ARRANGEMENT

2.1                          Arrangement

Osisko and each of the Purchaser Parties agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                          Interim Order

As soon as practicable following the date hereof, but in any event not later than April 30, 2014, or such other date as the Purchaser Parties and Osisko may agree, Osisko and New Osisko shall apply to the Court, pursuant to section 192(3) of the CBCA and prepare, file and diligently pursue an application for the Interim Order providing, among other things:

(a)           for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)           for confirmation of the record date for the Meeting;

(c)           that the securities of Osisko for which holders shall be entitled to vote on the Arrangement Resolution shall be the Osisko Shares and Options;

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(d)           that Osisko Shareholders and the holders of Options shall be entitled to vote on the Arrangement Resolution, with each Osisko Shareholder and each holder of Options being entitled to one vote for each Osisko Share and each Option held by such holder;

(e)           that the requisite approval for the Arrangement Resolution shall be: (i) at least 662/3% of the votes cast on the Arrangement Resolution by the holders of Osisko Shares and holders of Options, voting as a single class, present in person or represented by proxy at the Meeting; (ii) at least 662/3 % of the votes cast on the Arrangement Resolution by the holders of Osisko Shares present in person or represented by proxy at the Meeting; and (iii) if required, a simple majority of the votes cast on the Arrangement Resolution by Osisko Shareholders present in person or represented by proxy at the Meeting (excluding Osisko Shares held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101);

(f)            that, in all other respects, the terms and conditions of Osisko’s constating documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(g)           that Yamana, Agnico Eagle and Osisko intend to rely upon the exemption from registration provided by section 3(a)(10) of the 1933 Act in connection with: (i) the issuance of Yamana Shares; (ii) the issuance of Agnico Eagle Shares; and (iii) the issuance of New Osisko Shares, each to be issued in exchange for securities as contemplated by the Arrangement, subject to and conditioned upon the Court’s determination following a hearing that the Arrangement is fair and reasonable to Osisko Shareholders;

(h)           for the grant of Dissent Rights as contemplated in the Plan of Arrangement;

(i)            for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(j)            that the Meeting may be adjourned or postponed from time to time by Osisko without the need for any additional approval of the Court;

(k)           that the record date for Osisko Shareholders entitled to notice of, and to vote at, the Meeting will not change in respect of any adjournment of the Meeting; and

(l)            for such other matters as any of the Purchaser Parties may reasonably require, subject to obtaining the prior consent of Osisko, such consent not to be unreasonably withheld or delayed.

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2.3                          Circular and Meeting

(a)           As soon as is practicable after the date hereof, Osisko shall prepare, with the participation of each of the Purchaser Parties, the Circular which, together with any other documents required by applicable Laws in connection with the Meeting, shall be prepared in accordance with applicable Laws.  The Circular shall, subject to Article 6, reflect the Osisko Board Approval and include a written copy of the Fairness Opinion, which shall be in a form customary for opinions of this nature.  The Circular shall also include any disclosure required to be made to qualify any benefits to be received by related parties of Osisko for the exceptions to the definition of “collateral benefit” under MI 61-101.

(b)           Prior to the printing of the Circular, and during the course of its preparation, Osisko shall provide each of the Purchaser Parties and its respective counsel with timely opportunity to review and comment on the Circular, and reasonable consideration shall be given to any comments made by them.

(c)           Osisko shall ensure that the Circular complies in all material respects with all applicable Laws (including by preparing a version in the French language if required by applicable Laws) and, without limiting the generality of the foregoing, that the Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by any of the Purchaser Parties).  Osisko shall ensure that the Circular complies in all material respects with National Instrument 51-102 — Continuous Disclosure Requirements and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provide Osisko Shareholders with sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting.

(d)           Each of the Purchaser Parties shall provide to Osisko for inclusion in the Circular such information as it may reasonably require or which may be required by applicable Law to be included in the Circular.  Each of Agnico Eagle and Yamana severally represents, warrants and covenants that any information it provides to Osisko for inclusion in the Circular will be accurate and complete in all material respects as of the relevant date of such information and will not contain any misrepresentation or any untrue statement of a material fact or an omission to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(e)           As soon as practicable after the issuance of the Interim Order, Osisko shall cause the Circular, together with other documents required by applicable Laws in connection with the Meeting, to be sent to Osisko Shareholders and filed as required by the Interim Order and applicable Laws, and Osisko shall call and hold the Meeting in accordance with the Interim Order, the by-laws of Osisko and applicable Laws.

(f)            Osisko shall (with each of the Purchaser Parties and its respective counsel) diligently do all such reasonable acts and things as may be necessary to comply in all material

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respects with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer adopted by the Canadian Securities Administrators in connection with the Meeting and, without limiting the generality of the foregoing, use all reasonable efforts to call and hold the Meeting as soon as practicable under the accelerated timing contemplated by such instrument and in any event by no later than May 30, 2014.

(g)           Osisko shall: (A) take all commercially reasonable lawful action to solicit in favour of the Arrangement Resolution and the approval of the Osisko Shareholders including, without limitation, retaining a proxy solicitation agent to solicit proxies in favour of the Arrangement Resolution; (B) recommend to all holders of Osisko Shares that they vote in favour of the Arrangement Resolution, with a unanimous recommendation of the Osisko Board to vote in favour of the Arrangement Resolution; (C) not withdraw, modify or change, or publicly propose to or publicly state that it intends to withdraw, modify or change in any manner adverse to the Purchaser Parties such recommendation (a “Change in Osisko Recommendation”) (except in respect of a Change in Osisko Recommendation because of a Material Adverse Effect in respect of either Agnico Eagle or Yamana), except as expressly permitted by sections 6.1 and 6.2 hereof;

(h)           Osisko shall provide each of the Purchaser Parties with a copy of any purported exercise of Dissent Rights and written communications with any Osisko Shareholder purportedly exercising such Dissent Rights and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the Arrangement or the other transactions contemplated by this Agreement, without the prior consent of each of the Purchaser Parties.

(i)            Upon the request of any of the Purchaser Parties, Osisko will use reasonable best efforts to prepare or cause to be prepared and provide to each of the Purchaser Parties lists of holders of all classes and series of securities of Osisko, including a list of the Osisko Shareholders and the holders of Options as well as a security position listing from each depositary of its securities, to the extent reasonably practicable, within five Business Days after the date on which such Purchaser Party requests such lists and will obtain and deliver to each of the Purchaser Parties thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(j)            The Meeting shall be held on a Business Day to be agreed upon by the parties, acting reasonably.  Subject to Article 6, Osisko shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Meeting, except with each of the Purchaser Parties’ prior written consent or as required by applicable Laws or the by-laws of Osisko.  Osisko shall provide notice to each of the Purchaser Parties of the Meeting and allow each of the Purchaser Parties’ Representatives to attend the Meeting.

2.4                          U.S. Securities Law Matters

(a)           The Parties agree that: (A) the issuance of the Yamana Shares; (B) the issuance of the Agnico Eagle Shares; and (C) the issuance of the New Osisko Shares, issued on completion

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of the Arrangement to the Osisko Shareholders, will be issued in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof.  In order to ensure the availability of the exemption from registration provided by Section 3(a)(10) of the 1933 Act, the parties agree that the Arrangement will be carried out on the following basis:

(i)            pursuant to Section 2.2(g) of this Agreement, prior to the issuance of the Interim Order, the Court will be advised of the intention of the parties to rely on the exemption from registration provided by Section 3(a)(10) of the 1933 Act with respect to the issuance of the Yamana Shares,  the Agnico Eagle Shares and the New Osisko Shares, in each case pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(ii)           the Court will be required to satisfy itself that the Arrangement is fair and reasonable;

(iii)          Osisko will ensure that each Osisko Shareholder entitled to receive Yamana Shares, Agnico Eagle Shares and New Osisko Shares under the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(iv)          the Osisko Shareholders will be advised that the Yamana Shares, Agnico Eagle Shares and New Osisko Shares, to be issued in the Arrangement, have not been registered under the 1933 Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the 1933 Act;

(v)           the Interim Order will specify that each Osisko Shareholder will have the right to appear before the Court at the hearing so long as it enters an appearance within a reasonable time; and

(vi)          the Final Order will expressly state that the Arrangement is approved by the Court as being is fair and reasonable to the Osisko Shareholders.

2.5                          Final Order

If the Arrangement Resolution is approved by the Osisko Shareholders at the Meeting in accordance with the Interim Order, Osisko and New Osisko shall as soon as practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA.

2.6                          Articles of Arrangement and Effective Date

On or before the third Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 10 (excluding conditions that, by their

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terms, cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of those conditions as of the Effective Date), and unless another date is agreed to in writing by the parties, Osisko and New Osisko shall file the Articles of Arrangement with the Director pursuant to section 192(6) of the CBCA to give effect to the Arrangement and implement the Plan of Arrangement.  The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order set forth in the Plan of Arrangement.  Osisko and New Osisko agree that they shall not file Articles of Arrangement unless the conditions in Article 10 have been satisfied or waived.

2.7                          Osisko Board Approval

(a)           Osisko represents and warrants to and in favour of each of the Purchaser Parties, and acknowledges that each of the Purchaser Parties is relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:

(i)            each of the Financial Advisors  has delivered an oral opinion to the Osisko Board to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the Osisko Shareholders (the “Fairness Opinion”); and

(ii)           the Osisko Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that the Arrangement is in the best interests of Osisko, and accordingly has approved the entering into of this Agreement and the making of a recommendation that Osisko Shareholders vote in favour of the Arrangement Resolution (collectively, the “Osisko Board Approval”); and

(iii)          each director or officer has advised Osisko that he or she intends to vote all Osisko Shares held by such director or officer in favour of the Arrangement Resolution.

(b)           The Osisko Board shall forthwith after the date hereof, and in sufficient time for the determination of such committee to be included in the Circular, constitute a committee of independent directors meeting the requirements of MI 61-101 to determine whether the value of any additional benefit that any related party of Osisko is expected to receive in connection with the Arrangement is or is not a “collateral benefit” as defined in MI 61-101.

2.8                          Lock-Ups

Osisko shall, concurrently with the execution and delivery to the Purchaser Parties of this Agreement, deliver to the Purchaser Parties duly executed Lock-Up Agreements, in a form acceptable to the Purchaser Parties, acting reasonably, from (i) each of the directors and officers of Osisko in respect of all Osisko Shares beneficially owned by them and (ii) Eurasia Resource Value SE.  Osisko shall use its commercially reasonable efforts to have the remaining Locked-Up Shareholders enter Lock-Up Agreements as soon as reasonably practicable following the execution of this Agreement.

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2.9                          Closing

The closing of the transactions contemplated hereby shall take place at the offices of Davies Ward Phillips & Vineberg LLP in Toronto, Ontario at 9:00 a.m. (Toronto time) on the Effective Date or such other time as agreed by the parties.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

3.1                          Representations and Warranties of Agnico Eagle

Agnico Eagle hereby makes to Osisko the representations and warranties set out in Schedule C to this Agreement and acknowledges that Osisko is relying upon these representations and warranties in connection with the Arrangement and the other transactions contemplated herein and in entering into this Agreement.

3.2                          Representations and Warranties of Yamana

Yamana hereby makes to Osisko the representations and warranties set out in Schedule D to this Agreement and acknowledges that Osisko is relying upon these representations and warranties in connection with the Arrangement and the other transactions contemplated herein and in entering into this Agreement.

3.3                          Investigation

Any investigation by Osisko or its Representatives shall not mitigate, diminish or affect the representations and warranties of the Purchaser Parties pursuant to this Agreement.

3.4                          Survival of Representations and Warranties

The representations and warranties of the Purchaser Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF OSISKO AND NEW OSISKO

4.1                          Representations and Warranties

Osisko hereby makes to each of the Purchaser Parties the representations and warranties set out in Schedule F to this agreement, and acknowledges that each of the Purchaser Parties is relying upon these representations and warranties in connection with the Arrangement and the other transactions contemplated herein and in entering into this Agreement.

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4.2                          Investigation

Any investigation by any of the Purchaser Parties or their Representatives shall not mitigate, diminish or affect the representations and warranties of Osisko pursuant to this Agreement.

4.3                          Survival of Representations and Warranties

The representations and warranties of Osisko contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
CONDUCT OF BUSINESS

5.1                          Covenants of Osisko

Osisko agrees that, prior to the Effective Date, except as each of the Purchaser Parties shall otherwise agree in writing or as expressly contemplated or permitted by this Agreement, the Plan of Arrangement or the Osisko Disclosure Letter:

(a)           Osisko shall, and shall cause each Osisko Subsidiary to, conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization and goodwill, keep available the services of its officers and employees as a group and preserve the current relationships with suppliers, distributors, employees, customers and others having business relationships with it;

(b)           Osisko shall keep each of the Purchaser Parties fully informed as to all material decisions or actions required or required to be made with respect to the operations of the business of Osisko, and will allow representatives of the Purchaser Parties to be informed of any such material decision-making process, acting reasonably, and provide reasonable advice to Osisko with regard to activities on, and pertaining to, the Osisko Assets outside the ordinary course of business;

(c)           Osisko and each Osisko Subsidiary shall cooperate with the Purchaser Parties, and shall cause their respective Affiliates and Representatives to cooperate, in preparing and filing all Tax Returns, addressing any disputes and audits with respect to all taxable periods relating to Taxes, and in any other matters relating to Taxes, including by maintaining and making available to each of the Purchaser Parties all books, records and other information of Osisko, New Osisko and the Osisko Subsidiaries related to Taxes and shall timely pay all Taxes due and payable before the Effective Date other than any Taxes contested in good faith;

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(d)           Osisko shall not and shall not cause any Osisko Subsidiary to, directly or indirectly, do or permit to occur any of the following:

(i)            amend its articles or by-laws (or similar organizational documents) or the terms of its outstanding securities;

(ii)           create any subsidiary, amalgamate or merge with any other person or adopt or enter into a plan of liquidation or dissolution;

(iii)          split, consolidate or reclassify any of its shares or undertake any other capital reorganization;

(iv)          issue any securities or any options, warrants or other rights to acquire securities, or redeem or purchase any of its outstanding securities, other than the issuance of Osisko Shares upon the conversion or exercise of currently outstanding Options or Convertible Securities in accordance with their terms;

(v)           acquire any business or assets or sell, lease, encumber or otherwise dispose of any business or assets which, in each case, are individually or in the aggregate material;

(vi)          enter into any joint venture or similar agreement, arrangement or relationship;

(vii)         grant or enter into any agreement, written or verbal, with respect to any royalty or similar arrangement or issue any instrument having the same economic effect as a royalty;

(viii)        incur or commit to incur any indebtedness for borrowed money, except for the borrowing of working capital in the ordinary course of business and consistent with past practice or for the purpose of the renewal or replacement of existing indebtedness or credit facilities;

(ix)          guarantee, endorse or otherwise become responsible for any material liability, obligation or indemnity or the obligations of any other person, or make any loans or advances;

(x)           enter into any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments except in the ordinary course of business consistent with past practice;

(xi)          pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved

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against in Osisko’s financial statements or incurred in the ordinary course of business consistent with past practice;

(xii)                           waive, release or relinquish any material contractual right, material right under any licence or permit or other material legal rights or claims, other than in the ordinary course of business consistent with past practice;

(xiii)                        amend or modify in any material respect any material contract, licence or permit, other than in the ordinary course of business consistent with past practice;

(xiv)                       abandon or fail to diligently pursue any application for any material licences, permits, authorizations or registrations;

(xv)                          abandon or fail to diligently pursue any application to renew any existing material licence, permit, order, claim, authorization, consent, approval (including Environmental Approvals) or registration;

(xvi)                       enter into or modify any employment, severance, collective bargaining, consulting, service or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension or other benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other similar form of compensation to, or make any loan to, any of its employees, directors or officers, other than with respect to employees in the ordinary course of business or as required pursuant to employment, pension, supplemental pension, termination or compensation arrangements or policies existing as of the date hereof;

(xvii)                    make any changes to Osisko’s existing accounting policies other than as required by applicable Laws, a Regulatory Authority or IFRS;

(xviii)                 except in the ordinary and regular course of business or as required by applicable Laws, enter into or modify in any material respect any contract, agreement, licence, franchise, Environmental approval, lease transaction, commitment or other right or obligation or arrangement that exceeds $500,000 without each of the Purchaser Parties’ prior written consent, such consent not to be unreasonably withheld;

(xix)                       make any investment in any person except in the ordinary and regular course of business, or acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person or any material properties or assets;

(xx)                          authorize, recommend, propose or agree to any release or relinquishment of any standstill agreement or any other material contractual right;

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(xxi)                       enter into any agreements with its directors or officers or their respective affiliates or associates;

(xxii)                    except as otherwise contemplated by this Agreement or the Plan of Arrangement, make or change any tax election, change an annual tax accounting period, adopt or change any tax accounting method, enter into any closing agreement, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, (other than in the ordinary and regular course of business or as required by applicable Laws);

(xxiii)                 enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (i) as contemplated in the previously disclosed 2014 budget for the Canadian Malartic Property, (ii) ordinary course expenditures not contemplated in the 2014 budget for Canadian Malartic Property up to an aggregate amount of $1,000,000, (iii) expenditures required by Applicable Law, (iv) expenditures made in connection with the Arrangement and the other transactions contemplated in this Agreement, and (v) capital expenditures required to prevent the occurrence of a Material Adverse Effect on Osisko;

(xxiv)                create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to officers, directors, employees or consultants of Osisko;

(xxv)                   adopt or amend or make any contribution to any profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees except in the ordinary and regular course of business;

(xxvi)                take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement; or

(xxvii)             authorize, propose, announce an intention, enter into any agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs;

(e)                                  Osisko shall use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

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(f)                                   Osisko shall promptly notify the Purchaser Parties of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Osisko, (B) any Regulatory Authority or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated) with respect to the transactions contemplated by this Agreement, (C) any breach by Osisko of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Osisko contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate such that the condition set forth in Section 10.3(b) would not be satisfied.

(g)                                  Osisko shall use reasonable best efforts, and shall cause the Osisko Subsidiaries to use reasonable best efforts to not take any action which would render, or which reasonably would be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Effective Date if then made; and

(h)                                 neither Osisko shall not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement.

5.2                                                                               Covenants of the Purchaser Parties

Each of the Purchaser Parties agree that prior to the Effective Date:

(a)                                 it shall use commercially reasonable efforts to preserve intact its business organizations;

(b)                                 Yamana and Agnico Eagle shall prepare and file with the applicable Regulatory Authorities, including the NYSE and the TSX, all necessary applications required in order to permit the issue and listing of Yamana Shares and Agnico Eagle Shares pursuant to the Arrangement;

(c)                                  it shall not, directly or indirectly, do or permit to occur any of the following without the prior consent of Osisko, such consent not to be unreasonably withheld or delayed:

(i)                                     not amend its articles or by-laws or the terms of its shares in a manner that could have a Material Adverse Effect on the market price or value of the Yamana Shares or Agnico Eagle Shares to be issued pursuant to the Arrangement;

(ii)                                  split, consolidate or reclassify any shares of Yamana or Agnico Eagle nor undertake any other capital reorganization;

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(iii)                               adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of either Yamana or Agnico Eagle;

(iv)                              reduce capital in respect of its shares; or

(v)                                 take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement;

(d)                                 it shall promptly notify Osisko of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of such Purchaser Party, (B) any Regulatory Authority or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated) with respect to the transactions contemplated by this Agreement, (C) any breach by such Purchaser Party of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of such Purchaser Party contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate such that the condition set forth in Section 10.2(a) would not be satisfied.

ARTICLE 6
NON-SOLICITATION AND BREAK-UP FEE

6.1                                                                               Covenant Regarding Non-Solicitation

Except as otherwise required in order to comply with the terms of the Goldcorp Settlement Agreement:

(a)                                 On and after the date of this Agreement, except as otherwise expressly permitted herein, or to the extent that each of the Purchaser Parties has consented in writing, Osisko shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Osisko or an Osisko Subsidiary, or otherwise:

(i)                                     make, solicit, initiate, facilitate, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of Osisko or an Osisko Subsidiary or entering into any form of agreement, arrangement or understanding) an Acquisition Proposal;

(ii)                                  participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal;

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(iii)                               remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until six (6) Business Days following formal commencement of such Acquisition Proposal shall not be considered a violation of this subsection 6.1(a)(iii));

(iv)                              make or propose publicly to make a Change in Osisko Recommendation (except in respect of a change in Osisko Recommendation because of a Material Adverse Effect in respect of either Agnico Eagle or Yamana);

(v)                                 accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal; or

(vi)                              make any public announcement or take any other action inconsistent with, or that would reasonably be likely to be regarded as detracting from, the recommendation of the directors of Osisko to approve the transactions contemplated herein;

provided, however, that, notwithstanding the preceding part of this subsection 6.1(a), the Osisko Board and on the direction of any of the directors of Osisko, any officer, employee, representative, agent or advisor of Osisko may, prior to the approval of the Arrangement by Osisko Shareholders, participate in discussions or negotiations with, or respond to enquiries from any person that has made an Acquisition Proposal (that was not solicited after the date hereof) that the directors of Osisko have determined in good faith after consultation with Osisko’s financial advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal, but only if the Acquisition Proposal did not result from a breach of Section 6.1 of this Agreement by Osisko.

(b)                                 except as otherwise provided herein, Osisko shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Osisko and each Osisko Subsidiary to, immediately terminate and cease any discussions or negotiations on behalf of Osisko with any parties (other than the Purchaser Parties) with respect to any proposal that constitutes, or could reasonably be expected to result in, an Acquisition Proposal. Osisko agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Osisko further agrees not to release any third party from any standstill agreement or provision to which such third party is a party (it being acknowledged and agreed that the automatic termination or modification of any standstill provisions of any such agreement as the result of the entering into an announcement of this Agreement, pursuant to the express terms of any such agreement, shall not be a violation of this Section 6.1(b)) and to take all required action to enforce such standstill agreements. Osisko shall, as

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soon as possible, but in any event within five (5) days of the date hereof, request the return or destruction of all material, non-public information provided to any third party that has entered into a confidentiality agreement with Osisko in connection with an Acquisition Proposal, to the extent that such material non-public information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)                                  Osisko shall promptly provide notice to the Purchaser Parties and, in any event, within 24 hours of the receipt by any director or officer of Osisko of any Acquisition Proposal, or any amendment to an Acquisition Proposal, or any request for non-public information relating to Osisko or an Osisko Subsidiary in connection with any potential Acquisition Proposal or for access to the properties, books or records of Osisko or an Osisko Subsidiary by any person that Osisko reasonably believes could make, or has made, any Acquisition Proposal, Osisko shall notify the Purchaser Parties thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as the Purchaser Parties may reasonably request.  Osisko shall provide copies of all letters, agreements and other documentation exchanged by or on behalf of Osisko and the third party.  Osisko shall keep the Purchaser Parties reasonably informed by way of further notices of the status, including any change to the material terms, of any such Acquisition Proposal.

(d)                                 If, prior to the approval of the Arrangement by Osisko Shareholders, Osisko receives a request for material non-public information from a person who is considering making or has made a bona fide written Acquisition Proposal (the existence and content of which have been disclosed to the Purchaser Parties), that did not result from a breach of this Article 6, and the Osisko Board determines that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal then, provided Osisko has complied with section 6.1(c), and only in such case, the Osisko Board may, subject to the execution of a confidentiality and standstill agreement on terms that are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement, provide such person with access to confidential and/or non-public information regarding Osisko; provided, however, that the Purchaser Parties are provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to the Purchaser Parties and the Purchaser Parties are immediately provided with access to similar information.

(e)                                  Osisko shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Osisko are aware of the provisions of this section 6.1, and Osisko shall be responsible for any

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breach of this section 6.1 by such financial advisors or other advisors or representatives.

6.2                                                                               Notice of Superior Proposal Determination

(a)                                 Subject to the rights of the Purchaser Parties under Section 6.2(b), Osisko and the Osisko Board may make a Change of Osisko Recommendation or terminate this Agreement in accordance with Section 7.3 only if:

(i)                                     the Arrangement Resolution as not yet been approved by Osisko Shareholders;

(ii)                                  Osisko has complied with its obligations under this Article 6 with respect to the Superior Proposal, including by providing the Purchaser Parties with all documentation required to be delivered under Article 6 and a copy of the Superior Proposal (including any draft agreement to be entered into by Osisko which governs the Superior Proposal);

(iii)                               the Osisko Board has determined that the Acquisition Proposal constitutes a Superior Proposal, and of the intention of the Osisko Board to authorize Osisko to enter into such definitive agreement, undertaking or arrangement, or make a Change in Osisko Recommendation, and such written determination and written notice have been provided as soon as possible to the Purchaser Parties;

(iv)                              a period expiring at 5:00 p.m. (Toronto time) on the fifth business day (the “Response Period”) after the later of (x) the date on which the Purchaser Parties received written notice from Osisko that it has resolved, subject only to compliance with this Section 6.2(a) to accept, or enter into a definitive agreement, undertaking or arrangement or make a Change in Osisko Recommendation in respect of, a Superior Proposal and setting out the information required under subsection 6.2(a)(iii), and (y) the date the Purchaser Parties received a copy of the Superior Proposal as provided in Section 6.2(a), has elapsed;

(v)                                 the Osisko Board has considered any amendment to the terms of this Agreement proposed in writing by the Purchaser Parties (or on its behalf) before the end of the Response Period as contemplated in Section 6.2(b) and determined in good faith (after consultation with its financial advisors and outside legal counsel), that the Superior Proposal remains a Superior Proposal (as assessed against this Agreement, together with the written amendments, if any, proposed by the Purchaser Parties before the end of the Response Period); and

(vi)                              subject to the Purchaser Parties not being in breach of or having failed to perform any of its representations, warranties, covenants or agreements set

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forth in this Agreement, where such breach or failure would render any of the Purchaser Parties incapable of consummating the Arrangement, Osisko has paid (or caused to be paid) to the Purchaser Parties the Termination Payment in accordance with Section 6.3.

(b)                                 During the five (5) Business Days referred to in subsection 6.2(a) hereof, the Purchaser Parties shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The Osisko Board shall review any offer by the Purchaser Parties to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.2(a)(v) hereof, whether the offer of the Purchaser Parties to so amend the terms of this Agreement (including an amendment that would change the respective participations of the Purchaser Parties in the Arrangement or an amendment which would terminate the obligations of one of the Purchaser Parties hereunder) would, upon acceptance by Osisko, result in the Acquisition Proposal, for which notice has been provided pursuant to subsection 6.2(a)(v) hereof, not being a Superior Proposal. If the directors of Osisko so determine, Osisko shall enter into an amended agreement with the Purchaser Parties reflecting the amended proposal of the Purchaser Parties and will thereafter, if requested in writing by the Purchaser Parties, as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request by the Purchaser Parties, reaffirm its recommendation of the Arrangement as amended.  If the Osisko Board does not so determine, then Osisko may terminate this Agreement in accordance with Section 7.3(g) in order to enter into a definitive agreement in respect of such Superior Proposal, provided that in no event shall the Osisko Board take any action prior to the end of the Response Period that may obligate Osisko or any other person to seek to interfere with the completion of the Arrangement, or impose any “break-up”, “hello” or other fees or options or rights to acquire assets or securities, or any other obligations that would survive completion of the Arrangement, on Osisko or any of the Osisko Subsidiaries, property or assets.

(c)                                  Osisko acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection6.2(a)(iv) hereof and shall initiate an additional five (5) Business Day period.

(d)                                 Where at any time before the Meeting, Osisko has provided the Purchaser Parties with a notice under subsection 6.1(c), an Acquisition Proposal has been publicly disclosed or announced, and the five (5) Business Day period under subsection 6.2(a) has not elapsed, then, subject to applicable Laws, Osisko may, or, at the Purchaser Parties’ request will, postpone or adjourn the Meeting to a date acceptable to the Purchaser Parties and Osisko, both acting reasonably, which shall not be less than two (2) and not more than five (5) Business Days after the end of the response period referred to in subsection 6.2(b) and shall, in the event

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that the Purchaser Parties and Osisko amend the terms of this Agreement pursuant to subsection 6.2(b), ensure that the details of such amended Agreement are communicated to the Osisko Shareholders prior to the resumption of the adjourned Meeting.

(e)                                  Nothing in this Agreement shall prevent the Osisko Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal or from withdrawing, modifying or changing its recommendation as a result of the Purchaser Parties having suffered a Material Adverse Effect. Further, nothing in this Agreement shall prevent the Osisko Board from making any disclosure to the Osisko Shareholders if the Osisko Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Osisko Board. The Purchaser Parties and their respective counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular, recognizing that whether or not such comments are appropriate will be determined by Osisko, acting reasonably.

6.3                                                                               Termination Payment Event

In the event that:

(a)                                 this Agreement is terminated by the Purchaser Parties pursuant to subsection 7.3(c) or (f) hereof (except in respect of a Change in Osisko Recommendation because of a Material Adverse Effect in respect of either Agnico Eagle or Yamana); or

(b)                                 an Acquisition Proposal is publicly announced, proposed, offered or made to the Osisko Shareholders or any person shall have publicly announced an intention to make a bona fide Acquisition Proposal in respect of Osisko and:

(i)                                     after such Acquisition Proposal shall have been made known, made or announced, the Osisko Shareholders do not approve the Arrangement or vote upon the Arrangement Resolution; or

(ii)                                  this Agreement is terminated by the Purchaser Parties pursuant to Sections 7.3(e),

and in the case of either (i) or (ii) such Acquisition Proposal or an amended version thereof relating to Osisko is consummated or effected as applicable within 12 months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; provided that, for the purposes of this Section 6.3(b), (A) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”; and (B) the unsolicited take-over bid commenced by Goldcorp on January 14, 2014, as amended on April 10, 2014,

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shall not constitute an “Acquisition Proposal” unless the terms of such take-over bid are further amended to increase the consideration payable to Osisko Shareholders thereunder; or

(c)                                  this Agreement is terminated by Osisko pursuant to subsection 7.3(g); or

(d)                                 this Agreement is terminated by the Purchaser Parties pursuant to subsection 7.3(j);

then Osisko shall pay to the Purchaser Parties (x) in the circumstances set forth in subsection 6.3(a) or 6.3(c) above, at the time of the termination of this Agreement or, in the circumstances set forth in subsection 6.3(b), within five (5) days following the completion of such Acquisition Proposal, as consideration for the Purchaser Parties’ disposition of rights under this Agreement, an amount in cash equal to $195,000,000 (the “Termination Payment”), or (y) in the circumstances set forth in subsection 6.3(d) above, at the time of the termination of this Agreement an amount in cash equal to $20,000,000 (the “Expense Fee”), in either case payable 50% to Agnico Eagle and 50% to Yamana, as full and final reimbursement of the Purchaser Parties’ fees, costs and expenses incurred in connection with the Arrangement, in immediately available funds.  Osisko shall not be obligated to make more than one payment pursuant to this section 6.3. Osisko hereby acknowledges that the Termination Payment and/or Expense Fee, as applicable, is a payment of liquidated damages which are a genuine pre-estimate of the damages which the Purchaser Parties will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Osisko hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Termination Payment and/or Expense Fee, as applicable, by the Purchaser Parties (except that in the event that a payment under Section 6.3(b) becomes due and payable hereunder, such amount shall be immediately paid to the Purchaser Parties net of the Expense Fee), the Purchaser Parties shall have no further claim against Osisko in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude the Purchaser Parties from seeking injunctive relief to restrain any breach or threatened breach by Osisko of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1                                                                               Amendment

This Agreement may, at any time and from time to time before or after the holding of the Meeting be amended by mutual written agreement of the parties without, subject to applicable Law, further notice to or authorization on the part of the Osisko Shareholders and any such amendment may, without limitation:

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(a)                                 change the time for the performance of any of the obligations or acts of either of the parties;

(b)                                 waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties; and

(d)                                 waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Meeting, the consideration payable hereunder to the Osisko Shareholders shall not be amended without the approval of the Osisko Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties under sections 10.1, 10.2, 10.3, 6.3 and Article 7 hereof shall remain unaffected.

7.2                                                                               Mutual Understanding Regarding Amendments

(a)                                 In addition to the transactions contemplated hereby or at the request of a party, the parties will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Osisko, New Osisko, the Osisko Shareholders, the Osisko Subsidiaries and the Purchaser Parties as and to the extent that the same shall not prejudice any party or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)                                 The Parties mutually agree that if a Party proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Osisko on the one hand, and the Purchaser Parties on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Osisko Shareholders.

(c)                                  At any time prior to the Meeting:  Osisko and the Purchaser Parties shall each be entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Osisko, New Osisko, the Purchaser Parties and the Osisko Shareholders, provided that:  (A) any such proposal is not likely to materially prejudice the other party or the Osisko Shareholders, (B) would not impede or materially delay the completion of the

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transactions contemplated hereby, (C) the party making the proposal has provided notice of such proposal to the other party not less than fifteen (15) Business Days prior to the date of the Meeting and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of this Agreement.

Each of Osisko and the Purchaser Parties agree that any such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

Osisko and the Purchaser Parties shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Osisko and the Purchaser Parties shall each use its respective commercially reasonable efforts to communicate any such modifications to the Osisko Shareholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Osisko Shareholders at the Meeting.

7.3                                                                               Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)                                 by the mutual written consent, duly authorized by the board of directors of each of the parties;

(b)                                 either

(i)             by the Purchaser Parties, acting jointly, if any of the conditions in Sections 10.1 or 10.3 is not satisfied or waived in accordance with those sections and such condition is incapable of being satisfied by the Completion Deadline, provided that the Purchaser Parties are in material compliance with the terms and conditions of this Agreement; or

(ii)          by Osisko if any of the conditions in Sections 10.1 or 10.2 hereof is not satisfied or waived in accordance with those sections and such condition is incapable of being satisfied by the Completion Deadline, provided that Osisko is in material compliance with the terms and conditions of this Agreement;

(c)                                  by the Purchaser Parties if an Acquisition Proposal in respect of Osisko has been made or proposed and the directors of Osisko: (i) makes a Change in Osisko Recommendation, or (ii) except as permitted under subsection 6.1(a)(iii), shall have failed, after being requested by the Purchaser Parties in writing in accordance with subsection 6.2(b), to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible

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(but in any event within six (6) Business Days) after receipt of such written request from the Purchaser Parties, or (iii) approves, recommends, endorses, accepts or authorizes Osisko to enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement that complies with subsection 6.1(d) hereof));

(d)                                 by the Purchaser Parties or by Osisko if the necessary approval of the Osisko Shareholders and Osisko Optionholders shall not have been obtained at the Meeting;

(e)                                  by either the Purchaser Parties or Osisko if the Arrangement shall not have been completed by the Completion Deadline provided however, if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of Osisko (the parties acknowledging that Osisko is not at fault in the event that the Meeting has not been held due to an order of a Regulatory Authority), then Osisko shall not be entitled to terminate this Agreement;

(f)                                   by the Purchaser Parties if the directors of Osisko shall have made a Change in Osisko Recommendation;

(g)                                  by Osisko if Osisko proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with sections 6.1 and 6.2 hereof, provided that concurrently with such termination, Osisko pays the Termination Payment to the Purchaser Parties;

(h)                                 by either the Purchaser Parties or Osisko if any Law makes the completion of the Arrangement illegal or otherwise prohibited;

(i)                                     at any time by the Purchaser Parties if Osisko shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure has, or would reasonably be expected to have, a Material Adverse Effect on Osisko; or

(j)                                    by the Purchaser Parties if any person shall have acquired 20% or more of the Osisko Shares.

provided that any termination by a party in accordance with paragraphs (b) to (j) above shall be made by such Party delivering written notice thereof to the other party prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, the provisions of sections 6.2(d), 6.3 and 11.3 shall survive the termination hereof and remain in full force and effect. In all other respects, each party shall be deemed to have released, remised and forever discharged the other party in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

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ARTICLE 8
OTHER COVENANTS AND AGREEMENTS

8.1                                                                               Option Plan

Subject to applicable Laws, Osisko and the Osisko Board shall accelerate the time at which the outstanding Options may first be exercised, make any required amendments to the Option Plan or the Options outstanding thereunder and take any further action necessary to ensure that all Options may be exercised immediately prior to the Effective Time and that any unexercised Option shall terminate and be cancelled at the Effective Time in accordance with the Plan of Arrangement.  In addition, Osisko shall:

(a)                                 promptly deliver written notice to each holder of outstanding Options offering the Option holder the opportunity to elect (i) to subscribe for all of the Osisko Shares issuable upon exercise of such Options and payment of the relevant exercise price within the period prescribed by the Osisko Board (the “Prescribed Period”), such period being at least 30 days in duration (unless otherwise agreed to by the Option holder) and in any event to expire one day prior to or as of the Effective Date, or (ii) to accept termination of the Option pursuant to the Arrangement if no such election is made ;

(b)                                 deliver written notice to each holder of Out-of-the-Money Options notifying such holder of the cash amount that such Option holder will be entitled to receive pursuant to Section 3.3(f) of the Plan of Arrangement; and

(c)                                  immediately prior to or contemporaneously with the completion of the Arrangement, issue as fully paid and non-assessable shares, free of pre-emptive rights, Osisko Shares to all holders of Options who have validly elected to subscribe for Osisko Shares and tendered payment in respect of such Osisko Shares within the Prescribed Period.

8.2                                                                               Shareholder Rights Plan

Subject to applicable Laws, Osisko shall take all necessary action prior to the Effective Date to (a) render the Shareholder Rights Plan inapplicable to the Arrangement and the other transactions contemplated by this Agreement and (b) ensure that (i) none of the Purchaser Parties nor any of its Affiliates is an “Acquiring Person” or an Affiliate or Associate of an “Acquiring Person” or person acting jointly or in concert with an “Acquiring Person” or any Associate or Affiliate thereof, (ii) none of a “Stock Acquisition Date”, “Separation Time” or “Flip-in Event” shall occur by reason of the approval, execution or delivery of this Agreement, the Lock-Up Agreements, the announcement or consummation of the Arrangement or the consummation of any other transaction contemplated by this Agreement, and (iii) the application of any of the relevant provisions of the Shareholder Rights Plan to the Arrangement or any of the transactions contemplated by this Agreement shall be waived or the SRP Rights shall be redeemed or terminated immediately prior to the Effective Date.  Capitalized terms used in this

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Section 8.2 but not defined in this Agreement shall have the meaning attributed to them in the Shareholder Rights Plan.

8.3                                                                               Adjustments Regarding Distributions

(a)                                 If on or after the date hereof, Osisko sets a record date for any dividend or other distribution on an Osisko Share that is prior to the Effective Time or Osisko pays any dividend or other distribution on an Osisko Share prior to the Effective Time, then the parties shall make such adjustments to the consideration payable to Osisko Shareholders hereunder as they determine acting in good faith to be necessary to restore the original intention of the parties in the circumstances.

(b)                                 If on or after the date hereof, either of the Purchaser Parties sets a record date for any dividend or other distribution on its shares that is prior to the Effective Time or a Purchaser Party pays any dividend or other distribution on its securities prior to the Effective Time other than in accordance with past practices, then the parties shall make such adjustments to the Yamana Cash Consideration and/or Agnico Eagle Cash Consideration (as applicable) payable to Osisko Shareholders hereunder as they determine acting in good faith to be necessary to restore the original intention of the parties in the circumstances.

8.4                                                                               Formation of Canadian Malartic GP

(a)                                 Osisko shall, as soon as reasonably practicable after the date of execution of this Agreement, and in any event no later than the Effective Time, incorporate a wholly-owned subsidiary pursuant to the CBCA (“Canadian Malartic Partner Co.”) and (i) shall subscribe and cause Osisko Partner Co. to subscribe for ten (10) units in Canadian Malartic GP for the amount of $1,000 per unit, and (ii) Osisko and Canadian Malartic Partner Co. shall enter into the Canadian Malartic Partnership Agreement.

8.5                                                                               Pre-Acquisition Reorganization and Alternative Transaction

(i) Osisko agrees that, upon request by the Purchaser Parties, Osisko shall subject to applicable Laws, effect such reorganizations of its business, operations and assets (excluding New Osisko Assets) or such other transactions as the Purchaser Parties may request, acting reasonably (each, a “Pre-Acquisition Reorganization”); (ii) Purchaser Parties agree that upon notice by Osisko to them, Osisko shall (A) subject to applicable Laws, effect such reorganization of the New Osisko Assets as Osisko may require acting reasonably; and (iii) Osisko shall cooperate with the Purchaser Parties and their advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that any Pre-Acquisition Reorganization (A) is not prejudicial to Osisko, New Osisko, the Osisko Shareholders or the the holders of New Osisko Shares in any material respect; (B) does not result in any material breach by Osisko or New Osisko of its constating documents, any existing contract or commitment or any Law; (C) does not reduce the consideration due to the Osisko Shareholders pursuant to the transactions contemplated by this Agreement or reduce the value of New Osisko to the Osisko Shareholders; (D) does not require Osisko to obtain the prior approval of the Osisko Shareholders other than at

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the Meeting; (E) would not impede or materially delay the completion of the Arrangement; and (F) would not result in any adverse Tax or other consequences to any Osisko, New Osisko, Osisko Shareholders or holders of New Osisko Shares. The Purchaser Parties shall provide written notice to Osisko of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Date.  Upon receipt of such notice, the Purchaser Parties and Osisko shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Date all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.  Each of the Purchaser Parties agree to waive any breach of a representation, warranty or covenant by Osisko where such breach is a result of an action taken by Osisko in good faith pursuant to a request by the Purchaser Parties in accordance with this Section 8.5.  The Purchaser Parties shall indemnify Osisko and New Osisko and their respective representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including actual out-of-pocket costs and expenses for external legal counsel and disbursements). The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction or waiver in writing by the Purchaser Parties of the conditions set forth in Article 10 and shall be effected prior to the Effective Time.

8.6                                                                               Further Assurances

(a)                                 Subject to the terms and conditions of this Agreement, each party agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (i) to satisfy (or cause the satisfaction of) the conditions set out in Article 10 to the extent the same is within its control and to consummate and make effective as promptly as is practicable the transactions contemplated herein and (ii) for the discharge by each party of its respective obligations under this Agreement and the Arrangement, including its obligations under applicable Laws, in each case including the execution and delivery of such documents as the other parties hereto may reasonably require, and each party shall use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including, but not limited to, approvals and filings under applicable securities Laws and with the TSX, the NYSE and submissions of information requested by Regulatory Authorities.  Each of the parties hereto, where appropriate, shall reasonably cooperate with the other parties in taking such actions.

(b)                                 Each of Osisko and New Osisko shall execute and deliver, or cause to be executed and delivered, such customary agreements, certificates, resolutions and other documents and instruments as may be requested by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably, necessary or required in order to complete the Arrangement and the other transactions contemplated herein, including any Pre-Acquisition Reorganization, and, in the case of each Pre-Acquisition Reorganization, such opinions as are required or are customary for such Pre-Acquisition Reorganization.

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8.7                                                                               Notification of Certain Matters

(a)                                 Each party shall give prompt notice to the other parties:

(i)                  if it becomes aware that any representation or warranty made by such party in this Agreement is untrue or inaccurate in any material respect;

(ii)               of the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Date; and

(iii)            of any failure of such party or any of its Representatives, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(b)                                 Except for proxies and other non-substantive communications, Osisko shall furnish promptly to each of the Purchaser Parties a copy of each notice, report, schedule or other document or communication delivered, filed or received by Osisko in connection with this Agreement, the Arrangement and the other transactions contemplated in this Agreement, the Interim Order or the Meeting or any other meeting at which all Osisko Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Regulatory Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

8.8                                                                               Information and Access

(a)                                 Osisko will furnish to a Purchaser Party such information, in addition to the information contained in this Agreement, relating to Osisko or any Osisko Subsidiary as may reasonably be requested by any of the Purchaser Parties for purposes of enabling such Purchaser Party to comply with applicable securities Laws, and such information and any other information relating to Osisko provided by Osisko to such Purchaser Party will be true and complete in all material respects and will not contain a misrepresentation (as defined in the Securities Act).

(b)                                 Upon reasonable notice, Osisko agrees to continue to provide each of the Purchaser Parties and its Representatives with reasonable access (without disruption to the conduct of Osisko’s business) during normal business hours to all books, records, information and files in its possession and control and access to its personnel on an as reasonably requested basis as well as reasonable access to the properties of Osisko and the Osisko Subsidiaries in order to allow each of the Purchaser Parties to continue to conduct such investigations as any of the Purchaser Parties may consider necessary or advisable, and further agrees to assist such Purchaser Party in all reasonable ways in any due diligence investigations which such Purchaser Party may wish to conduct.  Nothing in the foregoing shall require Osisko to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with third parties, provided that Osisko accepts that

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counsel to each of the Purchaser Parties may have access to such sensitive information in connection with obtaining certain regulatory approvals.

(c)                                  Following the Effective Date, New Osisko shall provide each of the Purchaser Parties and its Representatives with reasonable access (without disruption to the conduct of New Osisko’s business) during normal business hours to its premises and to all books, records, information and files in its possession relating to the Osisko Assets and allow the Purchaser Parties and Osisko and their Representatives to remove all books, records and information solely and directly relating to the Osisko Assets.  New Osisko shall, as may be reasonably requested by any of the Purchaser Parties, facilitate the transfer of such books, records and information to the Purchaser Parties or Osisko.

8.9                                                                               Shareholder Claims

Osisko shall notify each of the Purchaser Parties of any claim brought by any present, former or purported holder of any securities of Osisko in connection with the transactions contemplated by this Agreement prior to the Effective Date and shall consult with each of the Purchaser Parties prior to settling any such claim prior to the Effective Date.

8.10                                                                        Employees

(a)                                 Osisko shall use its commercially reasonable efforts to cause certain employees and consultants of Osisko to accept, effective at the Effective Time, offers of employment with New Osisko on substantially similar terms to their employment with Osisko.  For a period of six months after the Effective Date, New Osisko shall provide the Purchaser Parties with such reasonable assistance with respect to the transition of operations at Osisko and the Osisko Properties, provided that the Purchaser Parties provide reasonable compensation for such assistance.  It is acknowledged that the final determination with regard to the acceptance of any employment offer or secondment will be at the sole discretion of the individual.

(b)                                 Each of the Purchaser Parties covenant and agree, and after the Effective Time will cause Osisko and any successor to Osisko, to honour and comply in all material respects with the terms of all existing change of control agreements and employment and severance obligations of Osisko and Osisko subsidiaries and all pension and other employee compensation and benefit obligations of Osisko and Osisko subsidiaries.

8.11                                                                        Public Statements

The parties shall issue a joint press release with respect to this Agreement and the Arrangement as soon as practicable, in a form acceptable to each party.  Each party shall consult with the other parties prior to issuing any other press releases or otherwise making public statements with respect to the Arrangement or this Agreement and shall provide the other parties with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof.

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8.12                                                                        Directors and Officers Insurance

(a)                                 Each of the Purchaser Parties hereby covenants and agrees that prior to the Effective Date, Osisko may, at its expense, take all action deemed appropriate or necessary, for the placement of run-off insurance for a period of up to six years after the Effective Date for Osisko’s current and former directors and officers, provided that the cost of such policies shall not exceed 400% of Osisko’s current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by Osisko.  If such insurance is not available for that cost, Osisko may purchase that amount of insurance which can be purchased for up to 400% of Osisko’s current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by Osisko.

(b)                                 The Purchaser Parties shall, on a joint and several basis, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Osisko and the Osisko Subsidiaries, and acknowledges that such rights, shall survive the completion of the Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(c)                                  If following the Effective Time Osisko or any of its respective successors or assigns (i) consolidates with or merges into any other person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, the Purchaser Parties shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Osisko) assumes all of the obligations set forth in this Section 8.12.

8.13                                                                        Resignations and Director &Officers Releases

(a)                                 Osisko shall use its commercially reasonable efforts to cause to be delivered to each of the Purchaser Parties on the Effective Date resignations, effective upon acceptance by each of the Purchaser Parties, of the directors of Osisko and each Osisko Subsidiary other than New Osisko.

(b)                                 the Purchaser Parties and Osisko shall deliver (for and on behalf of such parties and their respective subsidiaries and affiliates and their respective directors, officers, employees, agents, insurers, predecessors, successors and assigns), or cause to be delivered, to each of the directors of Osisko and each Osisko Subsidiary, a legally binding and enforceable unconditional release (including comprehensive indemnification provisions) in favour of such director (and such director’s, heirs, executors, personal representatives and assigns) from any and all obligations or liabilities of any nature whatsoever he or she may have relating in any manner whatsoever to such director’s relationship with Osisko and the Osisko Subsidiaries (the “Director Releases”).

8.14                                                                        Indemnification by New Osisko

(a)                                 New Osisko hereby agrees to provide, prior to the Effective Time, an indemnity in favour of each of the Purchaser Parties and Osisko, substantially on the terms provided in

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Schedule J, to indemnify and save harmless each of the Purchaser Parties and Osisko from all Losses suffered or incurred by any of the Purchaser Parties or Osisko as a result of or arising directly out of or in connection with an Indemnified Liability, provided that New Osisko shall have no liability hereunder in respect of any Claims unless a Purchaser Party or Osisko shall have delivered an Indemnity Notice in respect of such Claim within (1) one year following the Effective Date.

8.15                                                                        Transfer of New Osisko Assets

The transfer of the New Osisko Assets by Osisko to New Osisko pursuant to the Arrangement will occur pursuant to subsection 85(1) of the Tax Act.  Osisko and New Osisko will elect jointly under subsection 85(1) of the Tax Act in prescribed form and within the prescribed time for purposes of the Tax Act, and shall in such joint election agree in respect of the transfer of each New Osisko Asset that Osisko’s proceeds of disposition and New Osisko’s cost of such New Osisko Asset shall be such amount (each, an “Elected Amount”), within the limits of the Tax Act, that results in Osisko not realizing any gain or income in respect of the disposition of such New Osisko Asset with the exception that, the Elected Amount: (i) in respect of the Canadian Malartic NSR shall be $50,000,000 and (ii) the elected amount in respect of the Canadian Exploration Properties NSR shall be $1.00.

8.16                                                                        Standstill

On the Effective Date, each of the Purchaser Parties will deliver to New Osisko a covenant that it will not, during the Standstill Period (defined below) without the consent of New Osisko: (i) offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, more than 5% of any voting securities or securities convertible into or exchangeable for voting securities (with notice to be provided to New Osisko when 1% of any voting securities or securities convertible into or exchangeable for voting securities have been acquired, and for each additional 1% acquired thereafter), or direct or indirect rights or options to acquire any voting securities, of New Osisko; (ii) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any voting securities of New Osisko; (iii) otherwise seek to control or influence the management, directors or corporate policies of New Osisko or to obtain representation on New Osisko’s board of directors; (iv) engage in any discussions or negotiations, enter into any agreement or submit any proposal or offer (with or without conditions) in connection with any business combination or other acquisition transaction or extraordinary transaction involving New Osisko; or (v) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or make any public announcement of any intention to do or take any of the foregoing.  The “Standstill Period” shall be the period commencing on the Effective Date and ending on the earlier of (i) the fifth anniversary of the Effective Date, or (ii) the date upon which New Osisko shall have approved or entered into, or announced the approval or entering into of, an agreement, transaction or series of related transactions with a person other than such Purchaser Party, a person under common control with such Purchaser Party or a person acting jointly or in concert with the foregoing (a “Third Party”) having as its object the acquisition, directly or indirectly, of not less than 20% of the outstanding voting or equity securities of New Osisko or assets of

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New Osisko or its subsidiaries (or both) Yamana representing not less than 20% of the net asset value or contribution to earnings of New Osisko and its subsidiaries on a consolidated basis.

ARTICLE 9
COVENANTS RELATING TO REGULATORY APPROVALS

9.1                                                                               Regulatory Filings and Approvals

(a)                                 As soon as reasonably practicable after the date hereof, each party shall make all necessary filings, applications and submissions with Regulatory Authorities under all applicable Laws in respect of the transactions contemplated herein.  Each party shall provide such additional information and make or cause to be made such additional filings reasonably required by any Regulatory Authority in respect of the transactions contemplated herein.

(b)                                 Each party shall use its commercially reasonable efforts to obtain all consents, approvals, authorizations or waivers required to be obtained by it from Regulatory Authorities in respect of the transactions contemplated herein.

(c)                                  Without limiting the generality of Section 9.1,

(i)             the Purchaser Parties shall use their commercially reasonable efforts to obtain the Competition Approval; and

(ii)          The Purchaser Parties and Osisko shall use their reasonable best efforts to obtain such exemptive relief from applicable securities Laws as the Purchaser Parties and Osisko, acting reasonably, determine to be necessary or desirable.

9.2                                                                               Cooperation Regarding Regulatory Filings and Approvals

(a)                                 Subject to applicable Laws, each party shall provide the other parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment (and in advance of any filing, application or submission) on all filings, applications and submissions with Regulatory Authorities to be made by it and the other parties shall use its commercially reasonable efforts to cooperate with and assist such party in the preparation and making of all such filings, applications and submissions and the obtaining of all consents, approvals, authorizations or waivers required to be obtained by such party (including participating and appearing in any proceedings before Regulatory Authorities).

(b)                                 Each party shall promptly notify the other parties of any material communication to such party from any Regulatory Authority in respect of the transactions contemplated herein (and provide a copy thereof if such communication is in writing) and, subject to applicable Laws, provide the other parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on any proposed written material communication to any such Regulatory Authority.  Each party shall

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consult with the other parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) prior to participating in any substantive meeting or discussion with any Regulatory Authority in respect of the transactions contemplated herein and give the other parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) the opportunity to attend and participate thereat.

ARTICLE 10
CONDITIONS

10.1                                                                        Mutual Conditions

The obligations of Osisko and each of the Purchaser Parties to complete the transactions contemplated herein are subject to fulfillment of the following conditions on or before the Effective Date:

(a)                                 the Interim Order and the Final Order shall each have been obtained in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(b)                                 the Arrangement Resolution shall have been approved by the Osisko Shareholders and Osisko Optionholders at the Meeting in accordance with the Interim Order;

(c)                                  there shall not be in force any Law and no Regulatory Authority shall have issued any order or decree restraining or prohibiting the completion of the transactions contemplated herein;

(d)                                 (i) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, and the NYSE shall have approved the listing thereon, of Yamana Shares and Agnico Eagle Shares to be issued pursuant to the Arrangement as of the Effective Date, with final notice of issuance to be provided by the TSX as soon as possible thereafter, (ii) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of New Osisko Shares to be issued pursuant to the Arrangement as of the Effective Date, with final notice of issuance to be provided as soon as possible thereafter, and (iii) the TSX and NYSE shall have, if required, accepted notice for filing of all transactions of Osisko and Yamana contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX and NYSE;

(e)                                  the issuance of Yamana Shares, Agnico Eagle Shares and New Osisko Shares issuable pursuant to the Arrangement shall be exempt from registration requirements under the 1933 Act pursuant to section 3(a)(10) thereof and the registration and qualification requirements of all applicable state securities laws, and, Yamana Shares, Agnico Eagle Shares and New Osisko Shares issuable pursuant to the Arrangement shall not be subject to resale restrictions in the

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United States under the 1933 Act (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act);

(f)                                   there shall not be threatened in writing or pending any suit, action or proceeding by any Regulatory Authority challenging this Agreement or the transactions contemplated hereby, that would reasonably be expected to result in a judgment, order or decree delaying, restraining or prohibiting the Arrangement, prohibiting or imposing material limitations on the ownership of the Osisko Properties (or any of the Purchaser Parties’ direct or indirect ownership of Osisko on or following the Effective Date) or compelling any of the Purchaser Parties to dispose of or hold separate any material portion of the business or assets of Osisko (or any equity interest in Osisko).

(g)                                  the Competition Approval shall have been obtained on terms and conditions satisfactory to each of the Purchaser Parties, acting reasonably; and

(h)                                 this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the mutual benefit of Osisko and each of the Purchaser Parties and may be waived, in whole or in part, in writing by a party at any time.

10.2                                                                        Osisko Conditions

The obligations of Osisko to complete the transactions contemplated herein are subject to the fulfillment of the following conditions on or before the Effective Date or such other time as specified below:

(a)                                 each of the Purchaser Parties shall have carried out each of the preliminary steps required of it under Section 3.2 of the Plan of Arrangement;

(b)                                 the representations and warranties made by Agnico Eagle and Yamana in this Agreement that are qualified by Material Adverse Effect shall be true and correct and the representations and warranties made by Agnico Eagle and Yamana in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and in either case, except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, have a Material Adverse Effect on either Agnico Eagle or Yamana, and each of Agnico Eagle and Yamana shall have provided to Osisko and New Osisko the certificate of two senior officers of each of the Purchaser Parties certifying such accuracy on the Effective Date;

(c)                                  Subject to Section 10.4, each of the Purchaser Parties shall have complied in all material respects with its covenants herein, and each of the Purchaser Parties shall

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have provided to Osisko and New Osisko the certificate of two senior officers of each of the Purchaser Parties certifying that each of the Purchaser Parties has so complied with its covenants herein; and

(d)                                 from the date hereof and up to and including the Effective Date, there shall have been no change, effect, event, circumstance, fact or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on either Agnico Eagle or Yamana;

(e)                                  the directors of each of Agnico Eagle and Yamana shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Agnico Eagle and Yamana to permit the consummation of the Arrangement;

(f)                                   Agnico Eagle shall have deposited with the Depository the aggregate Agnico Eagle Cash Consideration and the aggregate Agnico Eagle Share Consideration delivered pursuant to the Plan of Arrangement;

(g)                                  Yamana shall have deposited with the depository the aggregate Yamana Cash Consideration and the aggregate Yamana Share Consideration deliverable pursuant to the Plan of Arrangement;

(h)                                 the Canadian Exploration Properties NSR shall have been granted over each of the Canadian Exploration Properties; and

(i)                                     the Canadian Malartic Mill Fee Royalty shall have been granted to New Osisko; and

(j)                                    the Purchaser Parties shall have delivered the Director Releases.

The foregoing conditions precedent are for the benefit of Osisko and New Osisko and may be waived, in whole or in part, by Osisko and New Osisko in writing at any time.  Neither Osisko nor New Osisko may rely on the failure to satisfy any of the conditions in this Section 10.2 if the condition was not satisfied solely as a result of a material default by Osisko or New Osisko in complying with its obligations under this Agreement.

10.3                                                                        Purchaser Party Conditions

The obligation of each of the Purchaser Parties to complete the transactions contemplated herein are subject to the fulfillment of the following conditions on or before the Effective Date or such other time as specified below:

(a)                                 Osisko shall have carried out each of the preliminary steps required of it under Section 3.2 of the Plan of Arrangement;

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(b)                                 the representations and warranties made by Osisko in this Agreement that are qualified by Material Adverse Effect shall be true and correct and the representations and warranties made by Osisko in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and in either case, except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, have a Material Adverse Effect on Osisko, and each of Osisko and New Osisko shall have provided to each of the Purchaser Parties the certificate of two senior officers of Osisko certifying such accuracy on the Effective Date;

(c)                                  Subject to Section 10.4, Osisko shall have complied in all material respects with its covenants herein, and provided to each of the Purchaser Parties the certificate of two senior officers certifying that it has so complied with its covenants herein;

(d)                                 from the date hereof and up to and including the Effective Date, there shall have been no change, effect, event, circumstance, fact or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Osisko;

(e)                                  the boards of directors of each of the Purchaser Parties shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by the Purchaser Parties to permit the consummation of the Arrangement;

(f)                                   Osisko Shareholders holding no more than 10% of the outstanding Osisko Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and each of the Purchaser Parties shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Osisko to such effect;

(g)                                  the Lock-Up Agreements shall not have been terminated;

(h)                                 Osisko shall have obtained, on terms satisfactory to each of the Purchaser Parties, acting reasonably, the consents required to the transfer to New Osisko of the New Osisko Assets;

(i)                                     the Osisko Board and the board of directors of New Osisko shall (i) have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Osisko and New Osisko, to permit the consummation of the Arrangement, and (ii) the Osisko Board shall not have effected a Change of Osisko Recommendation or approved or recommended any Acquisition Proposal;

(j)                                    all loans made by Osisko or any subsidiary to an officer or director of Osisko shall have been repaid in full; and

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The foregoing conditions precedent are for the benefit of each of the Purchaser Parties and may be waived, in whole or in part, by the Purchaser Parties in writing at any time.  No such waiver will be effective unless signed by all of the Purchaser Parties.  None of the Purchaser Parties may rely on the failure to satisfy any of the conditions in Section 10.3 if the condition was not satisfied solely as a result of a material default by any of the Purchaser Parties in complying with its obligations under this Agreement.

10.4                                                                        Notice and Cure Provisions

Each party will give prompt notice to the other parties of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts of which it is aware which occurrence or failure would, or would be likely to:

(a)                                 cause any of the representations or warranties of any other party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date, as applicable;

(b)                                 result in the failure to comply with or satisfy any material covenant or agreement to be complied with or satisfied by any other party at or prior to the Effective Date; or

(c)                                  result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 10.1, 10.2 and 10.3, as the case may be.

Except as herein provided, a party may elect not to complete the transactions contemplated hereby pursuant to the conditions contained in Sections 10.1, 10.2 and 10.3 or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Director, the party intending to rely thereon has delivered a written notice to the other parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be; and (ii) if any such notice is delivered, and a party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other parties may not terminate this Agreement (except pursuant to Section 7.3(d)) until the expiration of a period of 15 Business Days from the date of such notice.

10.5                                                                        Merger of Conditions

The conditions in Sections 10.1, 10.2 and 10.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated herein and the issuance of a certificate of arrangement under the CBCA in respect thereof.

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ARTICLE 11
GENERAL PROVISIONS

11.1                                                                        Amendment

This Agreement may not be amended except by an instrument signed by each of the parties.

11.2                                                                        Waiver

(a)                                 At any time prior to the termination of this Agreement pursuant to Section 7.3, any party may:

(i)             extend the time for the performance of any of the obligations or other acts of the other parties; or

(ii)          waive compliance with any of the agreements of the other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(b)                                 No extension waiver shall be effective unless in writing and signed by each of the parties entitled to the benefit of the obligation, agreement or condition so waived, and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.  No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

11.3                                                                        Expenses; Advisors

(a)                                 The parties agree that all costs and expenses of the parties relating to the transactions contemplated herein, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

11.4                                                                        Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not the next succeeding

53

Business Day) unless actually received after 4:30 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(a)                                 if to Osisko:

Osisko Mining Corporation
1100 av. des Canadiens de Montreal, Bureau 300
Montréal, QC  H3B 2S2

Attention:                                         André Le Bel

Fax:                       514.933.3290

with a copy to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, ON  M5X 1A4

Attention:                                         Sander Grieve

Fax:                       416.863.1716

(b)                                 if to Yamana:

Yamana Gold Inc.
Royal Bank Plaza, North Tower
Suite 2200
200 Bay St.
Toronto, ON  M5J 2J3

Attention:                                         Sofia Tsakos

Fax:                       416.815.0021

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower
Suite 3800
200 Bay Street
Toronto, ON  M5J 2Z4

Attention:                                         Cathy Singer

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Fax:                       416.216.3930

(c)                                  if to Agnico Eagle:

Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario  M5C 2Y7

Attention:                                         R. Gregory Laing

Fax:                       416.367.4681

with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON  M5V 3J7

Attention:                                         Patricia Olasker

Fax:                       416.863.0871

11.5                                                                        Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

11.6                                                                        Entire Agreement; Termination

This Agreement and the Confidentiality Agreements (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.  The Arrangement Agreement dated April 2, 2014 between Osisko and Yamana is hereby terminated in its entirety pursuant to section 7.3(a) thereof without any penalty to or recourse by either party.

11.7                                                                        Assignment

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.  This Agreement may not be assigned by any party without the prior written consent of the other parties hereto.

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11.8                                                                        Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

11.9                                                                        Contra Proferentum

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

11.10                                                                 No Third Party Beneficiaries

(a)                                                                                 Except as provided in Section 8.12, which, without limiting its terms, is intended as stipulations for the benefit of the persons mentioned in such provisions (such third persons referred to in this Section 11.10 as the “Indemnified Parties”), this Agreement is not intended to confer on any person other than the parties any rights or remedies.

(b)                                 Despite the foregoing, the parties acknowledge to each of the Indemnified Persons their direct rights against the applicable party under Section 8.12, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Osisko or the Purchaser Parties, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

11.11                                                                 Time of Essence

Time shall be of the essence in this Agreement.

11.12                                                                 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

YAMANA GOLD INC.

By:	(signed) Peter Marrone
Name: Peter Marrone
Title: Chairman and CEO

AGNICO EAGLE MINES LIMITED

By:	(signed) Sean Boyd
Name: Sean Boyd
Title: President and CEO

OSISKO MINING CORPORATION

By:	(signed) Sean Roosen
Name: Sean Roosen
Title: Founder, President and CEO

SCHEDULE A

PLAN OF ARRANGEMENT

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Acquisitionco” means a corporation to be incorporated pursuant to the OBCA;

“Agnico Eagle” means Agnico Eagle Mines Limited, a corporation existing under the OBCA;

“Agnico Eagle Common Shares” means the common shares in the capital of Agnico Eagle;

“Agnico Eagle Cash Consideration” means $1.045 per Corporation Common Share or Class A Share, as applicable;

“Agnico Eagle Share Consideration” means 0.07264 of an Agnico Eagle Common Share per Corporation Common Share or Class A Share, as applicable;

“Agnico Eagle Total Share Consideration” means the aggregate number of Agnico Eagle Common Shares deliverable pursuant to Section 3.3 and Section 4.1(b), including, for the avoidance of doubt, the Agnico Eagle Common Shares issuable upon exercise of the Corporation Convertible Securities;

“Arrangement” means an arrangement under the provisions of Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6, the Arrangement Agreement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated April 16, 2014 between Corporation, Yamana and Agnico Eagle, as it may be amended, amended and restated or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of Corporation Shareholders approving the Arrangement, substantially in the form set out on Schedule B to the Arrangement Agreement;

“Assumed Liabilities” has the meaning given to such term in the Canadian Malartic Contribution Agreement;

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“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Montreal, Québec;

“Caisse Debenture” means the Senior Unsecured Convertible Debenture dated December 10, 2013 between Osisko and Caisse de dépôt et du placement du Québec;

“Canadian Malartic Additional Units” means the additional units of Canadian Malartic GP to be issued by Canadian Malartic GP to Corporation in partial consideration for the transfer of the Canadian Malartic Assets to Canadian Malartic GP pursuant to the Canadian Malartic Contribution Agreement;

“Canadian Malartic Assets” has the meaning given to such term in the Canadian Malartic Contribution Agreement;

“Canadian Malartic Contribution Agreement” means the contribution agreement to be entered into between Corporation and Canadian Malartic GP in respect of the transfer of the Canadian Malartic Assets by Corporation to Canadian Malartic GP, in the form agreed to by the Parties;

“Canadian Malartic GP” means the general partnership to be formed between Corporation and Canadian Malartic Partner Co. pursuant to the Canadian Malartic Partnership Agreement;

“Canadian Malartic NSR” has the meaning given to such term in the Arrangement Agreement;

“Canadian Malartic Partner Co.” means a wholly-owned subsidiary of Corporation to be incorporated pursuant to the CBCA;

“Canadian Malartic Partnership Agreement” means the partnership agreement to be entered into between Corporation and Canadian Malartic Partner Co., in the form agreed to by the Parties;

“Canadian Malartic Property” has the meaning given to such term in the Canadian Malartic Contribution Agreement;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder;

“Class A Shares” means the Class A common shares of Corporation to be created pursuant to Section 3.3(i) hereof;

“Corporation” means Osisko Mining Corporation, a corporation existing under the CBCA;

“Corporation Common Shares” means common shares in the capital of Corporation;

“Corporation Convertible Holder” means a holder of a Corporation Convertible Security;

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“Corporation Convertible Securities” means collectively, the Corporation Warrants, the Caisse Debenture and the Ressources Québec Debenture and “Corporation Convertible Security” means any one of them;

“Corporation Optionholders” means the holders of Corporation Options;

“Corporation Options” means all options to purchase Corporation Common Shares outstanding immediately prior to the Effective Time and issued pursuant to the Corporation Stock Option Plan or otherwise;

“Corporation Rights Plan” means the shareholder rights plan agreement dated as of May 17, 2010 between Corporation and CIBC Mellon Trust Company, as rights agent, as approved by Corporation Shareholders on June 30, 2010 and subsequently reapproved by Corporation Shareholders on May 9, 2013;

“Corporation Shareholders” means the holders of Corporation Common Shares;

“Corporation Stock Option Plan” means the Corporation’s stock option plan, originally approved by the Corporation Shareholders on May 8, 2008;

“Corporation Warrant Agreement” means the common share purchase warrant agreement dated as of September 24, 2009 entered into between Corporation and CPPIB Investments Inc., amended as of June 29, 2013 and further amended as of December 10, 2013;

“Corporation Warrants” means the common share purchase warrants evidenced by the Corporation Warrant Agreement, each currently exercisable to purchase one Corporation Common Share at a price of $6.25;

“Court” means the Superior Court of Québec in the City of Montreal;

“Depositary” has the meaning given to such term in the Arrangement Agreement;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning set out in Section 4.1;

“Dissenting Shareholder” means a Corporation Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Corporation Common Shares in respect of which Dissent Rights are validly exercised by such Corporation Shareholder;

“Effective Date” means the date shown on the certificate of arrangement issued under the CBCA giving effect to the Arrangement;

“Effective Time” means 12:01 a.m., or such other time as may be specified in writing by Corporation with the consent of Yamana and Agnico Eagle, on the Effective Date;

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“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Exercised Corporation Option” means a Corporation Option for which a Corporation Optionholder has executed an applicable exercise form and in respect of which the Corporation Optionholder has, prior to the Effective Time, paid to Corporation the aggregate of the exercise price of such Corporation Option;

“Final Order” means the order of the Court pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Former Corporation Optionholders” means the holders of Corporation Options immediately prior to the Effective Time;

“Former Corporation Shareholders” means the holders of Corporation Common Shares immediately prior to the Effective Time together with holders of the Exercised Corporation Options who receive Corporation Common Shares pursuant to Section 3.3(e);

“Funding Agreement” means the agreement to be entered between Yamana (or a wholly-owned subsidiary thereof) and Agnico Eagle (or a wholly-owned subsidiary thereof) with respect to the funding of Aquisitionco with the aggregate Transaction Consideration to be delivered to the Depositary on behalf of Acquisitionco in accordance with Section 3.4;

“Governmental Entity” means any applicable (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agency, commission, board or authority of any of the foregoing, or (c) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“holders” means, when used with reference to the Corporation Common Shares, the holders of Corporation Common Shares shown from time to time in the register maintained by or on behalf of Corporation in respect of the Corporation Common Shares;

“Individual Out-of-the-Money Amount” has the meaning given to such term in Section 3.3(f);

“Interim Order” has the meaning given to such term in the Arrangement Agreement;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

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“Letter of Transmittal” means the letter of transmittal sent by Corporation to holders of Corporation Common Shares for use in connection with the Arrangement, providing for the delivery of certificates representing Corporation Common Shares to the Depositary;

“Meeting” has the meaning given to such term in the Arrangement Agreement;

“New Osisko” has the meaning given to such term in the Arrangement Agreement;

“New Osisko Assets” has the meaning given to such term in the Arrangement Agreement;

“New Osisko Common Shares” means common shares in the capital of New Osisko;

“New Osisko Contribution Agreement” means the agreement between the Corporation and New Osisko in a form agreeable to Yamana and Agnico Eagle, acting reasonably, by which the New Osisko Assets are transferred to, and the New Osisko Liabilities are assumed by, New Osisko;

“New Osisko Liabilities” has the meaning given to such term in the Arrangement Agreement;

“Nominee Agreement” means the agreement between Corporation and Canadian Malartic GP pursuant to which, effective as of the transfer of the Canadian Malartic Assets from Corporation to Canadian Malartic GP as contemplated in Section 3.3(b), Corporation shall hold title to the Canadian Malartic Property as agent and nominee for Canadian Malartic GP;

“Non-Resident” means a “non-resident” within the meaning of the Tax Act;

“Non-Resident Shareholder” means a Corporation Shareholder that is (i) a Non-Resident, or (ii) a partnership of which a Non-Resident is a member;

“OBCA” means Business Corporations Act (Ontario);

“Out-of-the-Money Corporation Option” means a Corporation Option having an exercise price equal to or greater than $8.15;

“Out-of-the-Money Option Consideration Amount” has the meaning given to such term in Section 3.3(f);

“Parties” means Yamana, Agnico Eagle and Corporation, and “Party” means either of them;

“person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations thereto made in accordance with Article 6, the Arrangement Agreement or made at the direction of the Court in the Final Order;

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“Ressources Québec Debenture” means the Senior Unsecured Convertible Debenture dated December 10, 2013 between Corporation and Ressources Québec Inc.;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as may be amended from time to time;

“Transaction Cash Consideration” means $2.09 per Corporation Common Share or Class A Share, as applicable (being the sum of the Agnico Eagle Cash Consideration and the Yamana Cash Consideration);

“Transaction Consideration” means, collectively:

(a)                                 the Transaction Cash Consideration;

(b)                                 the Yamana Share Consideration; and

(c)                                  the Agnico Eagle Share Consideration;

“Yamana” means Yamana Gold Inc., a corporation existing under the CBCA;

“Yamana Common Shares” means the common shares in the capital of Yamana;

“Yamana Cash Consideration” means $1.045 per Corporation Common Share or Class A Share, as applicable;

“Yamana Share Consideration” means 0.26471 of a Yamana Common Share per Corporation Common Share or Class A Share, as applicable;

“Yamana Subco” means a wholly-owned subsidiary of Yamana incorporated under the CBCA, which at the Effective Date shall hold Corporation Common Shares; and

“Yamana Total Share Consideration” means the aggregate number of Yamana Common Shares issuable pursuant to Section 3.3 and Section 4.1(b), including, for the avoidance of doubt, the Yamana Common Shares issuable upon exercise of the Corporation Convertible Securities.

1.2          Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)                                 references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Section, Article or clause to this Plan of Arrangement;

(b)                                 references to an “Article”, “Section”, or “subsection” are references to an Article,  Section, or subsection of this Plan of Arrangement;

(c)                                  words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

6

(d)                                 the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)                                  if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)                                   a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Montreal time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)                                  references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(h)                                 references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(i)                                     wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3          Currency

Unless otherwise indicated, all dollar amounts referred to in this Plan of Arrangement are expressed in Canadian dollars.

1.4          Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Montreal, Quebec) unless otherwise stipulated herein.

ARTICLE 2
BINDING EFFECT

2.1          Binding Effect

This Plan of Arrangement shall become effective at the Effective Time and, at and after the Effective Time, shall be binding on: (a) Corporation; (b) Yamana; (c) Agnico Eagle; (d) Acquisitionco; (e) New Osisko; (f) Canadian Malartic GP; (g) the Corporation Shareholders (including all Dissenting Shareholders) and beneficial owners of Corporation Common Shares; (h) the Corporation Optionholders; (i) the Depositary; and (j) the registrar and transfer agent in respect of the Corporation Common Shares, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

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ARTICLE 3
THE ARRANGEMENT

3.1          Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 192 of the CBCA.

3.2          Preliminary Steps Prior to the Arrangement

The following preliminary steps shall occur prior to, and shall be conditions precedent to, the implementation of the Plan of Arrangement:

(a)                                 Corporation shall have incorporated Canadian Malartic Partner Co. pursuant to the CBCA;

(b)                                 Corporation and Corporation Malartic Partner Co. shall have (i) entered into the Canadian Malartic Partnership Agreement, and (ii) each subscribed for ten (10) units in Canadian Malartic GP for the amount of $1,000 per unit;

(c)                                  Corporation and Canadian Malartic GP shall have entered into the Nominee Agreement to be effective on the occurrence of the transaction described in Section 3.3(b) hereof;

(d)                                 Corporation and Canadian Malartic GP shall have entered into the Canadian Malartic Contribution Agreement to be effective on the occurrence of the transaction described in Section 3.3(b) hereof;

(e)                                  Yamana (or a wholly-owned subsidiary thereof) and Agnico Eagle (or a wholly-owned subsidiary thereof) shall have incorporated Acquisitionco, with each of Yamana and Agnico Eagle (or such subsidiary or subsidiaries) holding 50% of the issued and outstanding common shares of Acquisitionco;

(f)                                   Corporation shall have incorporated New Osisko; and

(g)                                  Yamana (or a wholly-owned subsidiary thereof) and Agnico Eagle (or a wholly-owned subsidiary thereof) shall have entered into the Funding Agreement and shall have funded Acquisitionco in accordance with the Funding Agreement and Section 3.4 hereof.

3.3          The Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur, in the following order (unless expressly stated otherwise), without any further authorization, act or formality on the part of any person:

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(a)                                 the Corporation Rights Plan shall be terminated (and all rights thereunder shall expire) and shall be of no further force or effect;

(b)                                 Corporation shall transfer its right and interest in and to the Canadian Malartic Assets (excluding, for the avoidance of doubt, the Canadian Malartic NSR, which shall be retained by Corporation and transferred by Corporation to New Osisko as part of the New Osisko Assets pursuant to Section 3.3(c)) to Canadian Malartic GP in consideration for (i) the assumption by Canadian Malartic GP of the Assumed Liabilities; and (ii) the issuance to Corporation by Canadian Malartic GP of the Canadian Malartic Additional Units, all in accordance with the terms of the Canadian Malartic Contribution Agreement;

(c)                                  Corporation shall transfer to New Osisko all of its entire legal and beneficial right, title and interest in and to the New Osisko Assets in consideration for (i) the issuance by New Osisko to Corporation of that number of fully paid and non-assessable New Osisko Common Shares equal to the sum of (A) the number of Corporation Common Shares issued and outstanding immediately prior to the Effective Time, (B) the number of Corporation Common Shares issuable upon exercise of the Corporation Convertible Securities, and (C) the number of Corporation Common Shares issuable pursuant to Section 3.3(e), and (ii) the assumption by New Osisko of the New Osisko Liabilities, all in accordance with the terms of the New Osisko Contribution Agreement;

(d)                                 each Corporation Common Share held by a Dissenting Shareholder shall be, and shall be deemed to be, surrendered to Corporation by the holder thereof, without any further act or formality by or on behalf of the Dissenting Shareholder, free and clear of any Encumbrances, and each such Corporation Common Share so surrendered shall be cancelled and thereupon each Dissenting Shareholder shall cease to have any rights as holders of such Corporation Common Shares other than the rights set out in Article 4 hereof and the name of such Dissenting Shareholder shall be removed from the register of holders of Corporation Common Shares;

(e)                                  each of the Exercised Corporation Options shall be, and shall be deemed to be, exercised and Corporation shall, and shall be deemed to, issue to the holder of such Exercised Corporation Options that number of Corporation Common Shares issuable pursuant to the terms of such Exercised Corporation Options, and the name of each such holder shall be added to the securities register maintained by or on behalf of Corporation in respect of Corporation Common Shares showing such holder as the legal and beneficial owner of the Corporation Common Shares acquired pursuant to the terms of such Exercised Corporation Options;

(f)                                   each holder of an Out-of-the-Money Corporation Option shall receive a cash payment equal to the fair value of such Out-of-the-Money Corporation Option determined using the “Black-Scholes” valuation model calculated as of the date of the Arrangement Agreement as per standard industry practice (the “Individual

9

Out-of-the-Money Amount”), provided that the aggregate of the Individual Out-of-the-Money Amounts (the “Out-of-the-Money Option Consideration Amount”) shall not exceed $3 million. If the Out-of-the-Money Option Consideration Amount would otherwise exceed $3 million, each Individual Out-of-the-Money Amount shall be proportionately reduced such that the Out-of-the-Money Option Consideration Amount equals $3 million;

(g)                                  all remaining outstanding Corporation Options shall be terminated without payment or compensation therefor, and neither Corporation, New Osisko nor Acquisitionco shall have any further liabilities or obligations to the Former Corporation Optionholders thereof with respect thereto;

(h)                                 each Corporation Common Share held by a Non-Resident Shareholder and each Corporation Common Share acquired on the exercise of an Exercised Corporation Option pursuant to Section 3.3(e) shall be, and shall be deemed to be, transferred to Acquisitionco (free and clear of any Encumbrances) by such Non-Resident Shareholders and Former Corporation Optionholders in exchange for:

(i)                                     the Transaction Consideration, and

(ii)                                  a right to receive one New Osisko Common Share (which New Osisko Common Share shall be delivered by Acquisitionco to such Non-Resident Shareholders and Former Corporation Optionholders pursuant to Section 3.3(j));

(i)                                     in the course of a reorganization of Corporation’s authorized and issued share capital:

(i)                                     the articles of Corporation shall be amended to add a class of shares designated as “Class A Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)                               Dividends: The holders of the Class A Shares are entitled to receive dividends, if, as and when declared by the board of directors of Corporation out of the assets of Corporation properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors of Corporation may from time-to-time determine. Subject to the rights of the holders of any other class of shares of Corporation entitled to receive dividends in priority to or rateably with the Class A shares, the board of directors of Corporation may in its sole discretion declare dividends on the Class A Shares to the exclusion of any other class of shares of Corporation;

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(B)                               Voting Rights: The holders of the Class A Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Corporation, and to two votes at all such meetings in respect of each Class A Share held;

(C)                               Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of Corporation or other distribution of assets of Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Shares shall, subject to the rights of the holders of any other class of shares of Corporation upon such a distribution in priority to the Class A Shares, be entitled to participate rateably in any distribution of the assets of Corporation; and

(D)                               Modification of Rights: The rights and restrictions attached to the Class A Shares shall not be modified unless the holders of the Class A Shares consent thereto by separate resolution. Such consent may be obtained in writing signed by the holders of all of the issued and outstanding Class A Shares or by a resolution passed by at least 75% of the votes cast at a separate meeting of the holders of Class A Shares who are present in person or represented by proxy at such meeting;

(ii)                                  each issued and outstanding Corporation Common Share (including, for the avoidance of doubt, Corporation Common Shares held by Acquisitionco, Yamana, Yamana Subco and Agnico Eagle) shall be exchanged with Corporation (free and clear of any Encumbrances) for one Class A Share and one New Osisko Common Share and each such exchanged Corporation Common Share shall thereupon be cancelled; and

(iii)                               the stated capital account in respect of the Corporation Common Shares shall be reduced, in respect of the Corporation Common Shares exchanged pursuant to Section 3.3(i)(ii), by an amount equal to the stated capital of such Corporation Common Shares immediately prior to the step in Section 3.3(i), and there shall be added to the stated capital account of the Class A Shares issued pursuant to Section 3.3(i)(ii) the amount by which (A) the amount the stated capital account of the Corporation Common Shares is reduced pursuant to this Section 3.3(i)(iii) exceeds (B) the fair market value of the New Osisko Common Shares transferred to former holders of Corporation Common Shares pursuant to Section 3.3(i)(ii);

(j)                                    Acquisitionco shall deliver to each Corporation Shareholder whose Corporation Common Shares were transferred to Acquisitionco pursuant to Section 3.3(h) such number of New Osisko Common Shares as are deliverable to such Corporation Shareholder pursuant to Section 3.3(h);

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(k)                                 each issued and outstanding Class A Share (other than Class A Shares already held by Acquisitionco) shall be, and shall be deemed to be, transferred to Acquisitionco (free and clear of any Encumbrances) in exchange for the Transaction Consideration;

(l)                                     the aggregate stated capital of the Class A Shares shall be reduced to $1.00;

(m)                             with respect to each Corporation Common Share and Class A Share, each Former Corporation Shareholder shall cease to be a registered or beneficial holder of Corporation Common Shares and Class A Shares and the name of such holder shall be removed from the securities register maintained by or on behalf of Corporation;

(n)                                 each Former Corporation Shareholder that was the registered holder of Corporation Common Shares or Class A Shares, as applicable, shall, immediately prior to the assignment and transfer of such Corporation Common Shares or Class A Shares pursuant to this Section 3.3, be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Corporation Common Shares to Corporation and such Class A Shares to Acquisitionco;

(o)                                 for greater certainty, each Corporation Convertible Security outstanding immediately prior to the Effective Time shall entitle the Corporation Convertible Holder thereof to receive from Corporation, upon the exercise of such Corporation Convertible Security following the Effective Time in accordance with the terms thereof and upon payment to Corporation of the exercise price that would have been payable upon exercise of such Corporation Convertible Security immediately prior to the Effective Time, the Transaction Consideration and one New Osisko Common Share for each Corporation Common Share that would have been issuable upon the exercise of such Corporation Convertible Security prior to the Effective Time (and in lieu of receiving such Corporation Common Shares);

(p)                                 Acquisitionco shall be added to the securities register maintained by or on behalf of Corporation in respect of Class A Shares showing Acquisitionco as the sole legal and beneficial owner of Class A Shares free and clear of all Encumbrances;

(q)                                 recipients of New Osisko Common Shares hereunder shall be added to the securities register maintained by or on behalf of New Osisko in respect of New Osisko Common Shares as legal and beneficial owners of New Osisko Common Shares free and clear of all Encumbrances;

(r)                                    Yamana Subco shall be wound up, liquidated and dissolved into Yamana pursuant to Section 211 of the CBCA and shall distribute to Yamana all of its assets, and Yamana shall assume all of the liabilities of Yamana Subco; and

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(s)                                   the Yamana Common Shares distributed to Yamana pursuant to Section 3.3(r) shall be cancelled for no consideration.

3.4          Delivery of Transaction Consideration to Depositary

(a)                                 Pursuant to the Funding Agreement, on or immediately prior to the Effective Date, Yamana shall deliver or arrange to be delivered to the Depositary, on behalf of Acquisitionco:

(i)                                     cash equal to the aggregate Yamana Cash Consideration payable pursuant to Section 3.3 and Section 4.1(b); and

(ii)                                  share certificates representing the Yamana Total Share Consideration,

which cash and share certificates shall be held by the Depositary as agent and nominee for Former Corporation Shareholders and Corporation Convertible Holders for distribution to such Former Corporation Shareholders in accordance with the provisions of Article 5 and to Corporation Convertible Holders in accordance with Section 3.3(o).

(b)                                 Pursuant to the Funding Agreement, on or immediately prior to the Effective Date, Agnico Eagle shall deliver or arrange to be delivered to the Depositary, on behalf of Acquisitionco:

(i)                                     cash equal to the aggregate Agnico Eagle Cash Consideration payable pursuant to Section 3.3 and Section 4.1(b); and

(ii)                                  share certificates representing the Agnico Eagle Total Share Consideration,

which cash and share certificates shall be held by the Depositary as agent and nominee for Former Corporation Shareholders and Corporation Convertible Holders for distribution to such Former Corporation Shareholders in accordance with the provisions of Article 5 and to Corporation Convertible Holders in accordance with Section 3.3(o).

(c)                                  Former Corporation Shareholders shall be entitled to receive delivery of the Transaction Consideration and New Osisko Common Shares to which they are entitled pursuant to Section 3.3 hereof in accordance with the provisions of Article 5.

(d)                                 New Osisko Common Shares issued to the Corporation pursuant to Section 3.3(c) in respect of Corporation Convertible Holders shall be transferred by Corporation to the Depositary as agent and nominee for Corporation for distribution to such Corporation Convertible Holders in accordance with Section 3.3(o).

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(e)                                  Pursuant to the Funding Agreement, on or immediately prior to the Effective Date, Yamana and Agnico Eagle shall each deliver or arrange to be delivered to the Depositary, on behalf of Acquisitionco cash equal to 50% of the Out-of-the-Money Option Consideration Amount for distribution to the holders of Out-of-the-Money Corporation Options.

(f)                                   In the event a Corporation Convertible Security is not exercised or converted in accordance with its respective terms by a Corporation Convertible Holder prior to its respective expiry time, then:

(i)                                     the cash consideration that such Corporation Convertible Holder would have been entitled to receive upon exercise of the Corporation Convertible Security shall be deemed to be owned by Acquisitionco;

(ii)                                  the New Osisko Common Shares that such Corporation Convertible Holder would have been entitled to receive upon exercise of the Corporation Convertible Security and the certificates representing such New Osisko Common Shares shall be delivered to New Osisko by the Depositary for cancellation;

(iii)                               the Yamana Common Shares that such Corporation Convertible Holder would have been entitled to receive upon exercise of the Corporation Convertible Security and the certificates representing such Yamana Common Shares shall be delivered to Yamana by the Depositary for cancellation; and

(iv)                              the Agnico Eagle Common Shares that such Corporation Convertible Holder would have been entitled to receive upon exercise of the Corporation Convertible Security and the certificates representing such Agnico Eagle Common Shares shall be delivered to Agnico Eagle by the Depositary for cancellation.

3.5          No Fractional Shares

(a)                                 No fractional New Osisko Common Shares shall be issued to Former Corporation Shareholders or Corporation Convertible Holders in connection with this Plan of Arrangement. The number of New Osisko Common Shares to be delivered to Former Corporation Shareholders and Corporation Convertible Holders shall, without additional compensation, be rounded down to the nearest whole New Osisko Common Share in the event that a Former Corporation Shareholder or Corporation Convertible Holder is entitled to a fractional New Osisko Common Share.

(b)                                 No fractional Yamana Common Shares shall be delivered to Former Corporation Shareholders or Corporation Convertible Holders in connection with this Plan of Arrangement. The number of Yamana Common Shares to be delivered to Former

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Corporation Shareholders and Corporation Convertible Holders shall, without additional compensation, be rounded down to the nearest whole Yamana Common Share in the event that a Former Corporation Shareholder or Corporation Convertible Holder is entitled to a fractional Yamana Common Share.

(c)                                  No fractional Agnico Eagle Common Shares shall be delivered to Former Corporation Shareholders or Corporation Convertible Holders in connection with this Plan of Arrangement. The number of Agnico Eagle Common Shares to be delivered to Former Corporation Shareholders and Corporation Convertible Holders shall, without additional compensation, be rounded down to the nearest whole Agnico Eagle Common Share in the event that a Former Corporation Shareholder or Corporation Convertible Holder is entitled to a fractional Agnico Eagle Common Share.

3.6          Entitlement to Cash Consideration

In any case where the aggregate cash consideration payable to a particular Former Corporation Shareholder or Corporation Convertible Holders under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

3.7          Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

ARTICLE 4
RIGHTS OF DISSENT

4.1          Rights of Dissent

A holder of Corporation Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Corporation Common Shares in connection with the Arrangement, provided that notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by Corporation by 5:00 pm (Montreal time) on the second Business Day immediately prior to the date of the Meeting. Each Dissenting Shareholder who is:

(a)                                 ultimately entitled to be paid fair value for such holder’s Corporation Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred such holder’s Corporation Common Shares to Corporation as of the Effective Time as set out in Section 3.3 hereof, and will not be entitled to any other

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payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Corporation Common Shares; or

(b)                                 ultimately not entitled, for any reason, to be paid such fair value for such Corporation Common Shares, shall be deemed to have participated in the Arrangement with respect to such Corporation Common Shares, as of the Effective Time, on the same basis as a holder of Corporation Common Shares to which Section 3.3 hereof applies.

4.2          Recognition of Dissenting Shareholders

(a)                                 In no circumstances shall Corporation, Acquisitionco or any other person be required to recognize a Dissenting Shareholder as the holder of any Corporation Common Share in respect of which Dissent Rights have been validly exercised at and after the Effective Time, and the names of such Dissenting Shareholders shall be removed from the register of Corporation Common Shares maintained by or on behalf of Corporation as provided in Section 3.3.

(b)                                 In addition to any other restrictions under Section 190 of the CBCA, (i) holders of securities convertible for Corporation Common Shares (including the Corporation Options); and (ii) Corporation Shareholders who voted (or have instructed a proxyholder to vote) in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1          Exchange of Certificates for Consideration

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Corporation Common Shares that were exchanged in accordance with Section 3.3, together with the Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Corporation Common Shares or Class A Shares, as applicable, formerly represented by such certificate under the CBCA and the by-laws of Corporation and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Osisko Common Shares, a certificate representing the Yamana Common Shares, a certificate representing the Agnico Eagle Common Shares and a cheque for the cash consideration to which such holder is entitled to receive in accordance with Section 3.3.

5.2          Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Corporation Common Shares that were exchanged or transferred pursuant to the Plan

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of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and upon such person otherwise complying with the provisions of Section 5.1, such person shall be entitled to receive, in accordance with the provisions of this Article 5, the consideration to which such person is entitled pursuant to Section 5.1, less any amount required to be withheld pursuant to Section 5.4; provided that, as a condition precedent to any such issuance or payment, such person shall have provided a bond satisfactory to Corporation, in such amount as Corporation may direct, or otherwise indemnify Corporation and the Depositary in a manner satisfactory to Corporation and the Depositary against any claim that may be made against Corporation or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3          Extinction of Rights

(a)                                 To the extent that a Former Corporation Shareholder that was otherwise entitled to receive the Transaction Consideration shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date which is six years after the Effective Date (the “final proscription date”), then:

(i)                                     such Former Corporation Shareholder’s interest in the cash consideration which such Former Corporation Shareholder was entitled to receive shall be terminated as of such final proscription date and such cash consideration shall be deemed to be owned by Acquisitionco;

(ii)                                  the New Osisko Common Shares which such Former Corporation Shareholder was entitled to receive shall be automatically transferred to New Osisko and the certificates representing such New Osisko Common Shares shall be delivered to New Osisko by the Depositary for cancellation, and the interest of the Former Corporation Shareholder in such New Osisko Common Shares to which it was entitled shall be terminated as of such final proscription date;

(iii)                               the Yamana Common Shares which such Former Corporation Shareholder was entitled to receive shall be automatically transferred to Yamana and the certificates representing such Yamana Common Shares shall be delivered to Yamana by the Depositary for cancellation, and the interest of the Former Corporation Shareholder in such Yamana Common Shares to which it was entitled shall be terminated as of such final proscription date; and

(iv)                              the Agnico Eagle Common Shares which such Former Corporation Shareholder was entitled to receive shall be automatically transferred to Agnico Eagle and the certificates representing such Agnico Eagle Common Shares shall be delivered to Agnico Eagle by the Depositary for cancellation, and the interest of the Former Corporation Shareholder in such Agnico Eagle Common Shares to which it was entitled shall be terminated as of such final proscription date.

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5.4                               Withholding Rights

The Corporation and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or other distribution otherwise payable to any holder of Corporation Common Shares, Corporation Options, New Osisko Common Shares, Yamana Common Shares or Agnico Eagle Common Shares, such amounts as Corporation or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under Canadian or United States tax laws or any other applicable law. To the extent that the withheld amount may be reduced, Corporation and the Depositary, as the case may be, acting reasonably, shall withhold on such lower amount.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency.

5.5                               Interest

Under no circumstances shall interest accrue or be paid by Corporation or the Depositary to persons depositing certificates pursuant to Section 5.1, regardless of any delay making any payment contemplated by this Article 5.

5.6                               Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to New Osisko Common Shares, Yamana Common Shares or Agnico Eagle Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Corporation Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Osisko Common Shares, Yamana Common Shares or Agnico Eagle Common Shares, as the case may be, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Osisko Common Shares, Yamana Common Shares or Agnico Eagle Common Shares, as the case may be.

ARTICLE 6
AMENDMENTS

6.1                               Amendments to Plan of Arrangement

(a)                                 Corporation, Yamana and Agnico Eagle may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by Corporation, Yamana and Agnico Eagle, (iii) filed with the Court and, if made following the Meeting,

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approved by the Court, and (iv) communicated to Corporation Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to the Plan of Arrangement may be proposed by Corporation at any time prior to the Meeting (provided that Yamana and Agnico Eagle shall have consented thereto in writing) with or without any other prior notice or communication, and, if so proposed and approved at the Meeting in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of Yamana, Agnico Eagle and Corporation, and (ii) if required by the Court, it is approved by the Corporation Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the mutual consent of Corporation, Yamana and Agnico Eagle, provided that it concerns a matter that in the opinion of Corporation, Yamana and Agnico Eagle, each acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any person that, immediately prior to the Effective Time, was a holder of Corporation Common Shares or Corporation Options.

(e)                                  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the provisions of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions contemplated in this Plan of Arrangement shall occur and be deemed to occur in the order set out in Section 3.3 and shall become effective without any further act or formality, each of Corporation, New Osisko, Yamana and Agnico Eagle shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.              The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Osisko Mining Corporation (the “Corporation”), pursuant to the arrangement agreement (the “Arrangement Agreement”) between the Corporation, Agnico Eagle Mines Limited and Yamana Gold Inc. dated April 16, 2014, all as more particularly described and set forth in the management information circular of the Corporation dated •, 2014 (the “Circular”), accompanying the notice of this meeting (as the Arrangement may be modified, amended or supplemented in accordance with its terms) is hereby authorized, approved and adopted.

2.              The plan of arrangement of the Corporation, as it has been or may be modified, amended or supplemented in accordance with the Arrangement Agreement and its terms, involving the Corporation (the “Plan of Arrangement”), the full text of which is set out as Schedule “A” to the Arrangement Agreement, is hereby authorized, approved and adopted.

3.              The Arrangement Agreement and related transactions, the actions of the directors of the Corporation in approving the Arrangement, and the actions of the officers or directors of the Corporation in executing and delivering the Arrangement Agreement, and any modifications, amendments or supplements thereto, are hereby ratified and approved.

4.              Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Osisko Shareholders and the holders of Options to acquire Osisko Shares (as those terms are defined in the Arrangement Agreement) or that the Arrangement has been approved by the Superior Court of Québec (the “Court”), the directors of the Corporation are hereby authorized and empowered, at their discretion, without further notice to or approval of the Osisko Shareholders: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

5.              Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the

Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.              Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

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SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF AGNICO EAGLE

(a)                                 Organization.  Agnico Eagle has been incorporated, is validly subsisting under the laws of its jurisdiction of incorporation, and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Agnico Eagle is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Agnico Eagle.

(b)                                 Capitalization of Agnico Eagle.  Agnico Eagle is authorized to issue an unlimited number of Agnico Eagle Shares. As at the date of this Agreement, there were: (i) 174,449,937 Agnico Eagle Shares outstanding; and (ii) no more than an aggregate of 3,477,026 Agnico Eagle Shares reserved for issuance pursuant to outstanding options, warrants, convertible securities and other rights to acquire Agnico Eagle Shares. All outstanding Agnico Eagle Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre- emptive rights.

(c)                                  Authority.  Agnico Eagle has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Agnico Eagle as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Agnico Eagle and the completion by Agnico Eagle of the transactions contemplated by this Agreement have been authorized by the directors of Agnico Eagle and no other corporate proceedings on the part of Agnico Eagle are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Agnico Eagle and constitutes a legal, valid and binding obligation of Agnico Eagle, enforceable against Agnico Eagle in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Agnico Eagle of this Agreement and the performance of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(i)                  the articles or by-laws (or their equivalent) of Agnico Eagle;

(ii)               any Law, other than under the Competition Act and any other applicable merger control laws; or

(iii)            any contract, agreement, licence or permit to which Agnico Eagle is bound or is subject to or of which a Purchaser Party is the beneficiary;

which would, individually or in the aggregate, have a Material Adverse Effect on Agnico Eagle;

No consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority or other person is required to be obtained by Agnico Eagle in connection with the execution and delivery of this Agreement or the consummation by Agnico Eagle of the transactions contemplated hereby other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order and any approvals required by the Final Order; (iii) filings with and approvals required under the CBCA and filings and approvals by Securities Authorities having jurisdiction and stock exchanges; (iv) compliance with and approvals required by the Competition Act or other applicable merger control laws; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Agnico Eagle.

(d)                                 No Defaults.  Neither Agnico Eagle, nor Agnico Eagle Material Subsidiary is in default under, and, to the knowledge of Agnico Eagle, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Agnico Eagle or Agnico Eagle Material Subsidiary under any contract, agreement or licence that is material to the conduct of the business of Agnico Eagle or Agnico Eagle Material Subsidiary to which any of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Agnico Eagle.

(e)                                  Absence of Changes.  Since December 31, 2013:

(i)                       each of Agnico Eagle and the Agnico Eagle Material Subsidiaries have conducted their business only in the ordinary and regular course of business consistent with past practice;

(ii)                    none of Agnico Eagle or Agnico Eagle Material Subsidiary has incurred or suffered a Material Adverse Change;

(iii)                 there has not been any acquisition or sale by Agnico Eagle or Agnico Eagle Material Subsidiary of any property or assets material to Agnico Eagle and the Agnico Eagle Material Subsidiary, taken as a whole;

(iv)                other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Agnico Eagle or Agnico Eagle Material Subsidiary of any debt for borrowed money, or any making by Agnico Eagle or Agnico Eagle Material Subsidiary of any loan, advance or capital contribution to or investment in any other person;

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(v)                   Agnico Eagle has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Agnico Eagle Shares;

(vi)                other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or material modification of the compensation payable to or to become payable by Agnico Eagle or Agnico Eagle Material Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Agnico Eagle Options pursuant to the Agnico Eagle Stock Option Plan) made to, for or with any of such directors or officers;

(vii)             except as disclosed in its February 12, 2014 press release, Agnico Eagle has not effected any material change in its accounting methods, principles or practices; and

(viii)          except for amendments disclosed in Agnico Eagle’s management information circular dated March 11, 2014, Agnico Eagle has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(f)                                   Title to Properties.  Applying customary standards in the mining industry, Agnico Eagle and each of the Agnico Eagle Material Subsidiaries has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest) except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Agnico Eagle.

(g)                                  Financial Matters.  The audited consolidated balance sheets, audited consolidated statements of changes in equity, audited consolidated statements of operations and comprehensive income and audited consolidated statements of cash flows of Agnico Eagle for the financial years ended December 31, 2013 and 2012 and the notes thereto and the report of Agnico Eagle’s auditors thereon (the “Agnico Eagle Financial Statements”), were prepared in accordance with United States GAAP and fairly present in all material respects the consolidated financial condition of Agnico Eagle at the respective dates indicated and the results of operations of Agnico Eagle for the periods covered on a consolidated basis. None of Agnico Eagle or the Agnico Eagle Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Agnico Eagle

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Financial Statements, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Agnico Eagle.

(h)                                 Tax Matters.

(i)                       Each of Agnico Eagle and the Agnico Eagle Material Subsidiaries have duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed in the prescribed form all Tax Returns required to be filed by it with the appropriate Regulatory Authority and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)                    Each of Agnico Eagle and the Agnico Eagle Material Subsidiaries have (A) duly and timely paid all Taxes due and payable by it other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Agnico Eagle, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Regulatory Authority such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Regulatory Authority any such amounts required by Law to be remitted by it.

(iii)                 The charges, accruals and reserves for Taxes reflected on Agnico Eagle Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Agnico Eagle, adequate under United States GAAP to cover Taxes with respect to Agnico Eagle and the Agnico Eagle Subsidiaries accruing through the date hereof.

(iv)                Except as disclosed in the Agnico Eagle Financial Statements, there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Agnico Eagle, threatened against either Agnico Eagle or a Agnico Eagle Material Subsidiary that propose to assess material Taxes in addition to those reported in the Tax Returns. There are no liens for Taxes upon any of the assets or properties that have not been paid by Agnico Eagle or an Agnico Eagle Material Subsidiary.

(i)                                     Litigation.  Except as set out in the Agnico Eagle Financial Statements there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Osisko, threatened against or relating to Agnico Eagle or Agnico Eagle Material Subsidiary or affecting any of their respective properties or assets

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before any Regulatory Authority which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Agnico Eagle. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Agnico Eagle, threatened against or relating to Agnico Eagle or Agnico Eagle Material Subsidiary before any Regulatory Authority. Neither of Agnico Eagle nor Agnico Eagle Material Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Agnico Eagle or Agnico Eagle Material Subsidiary as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Agnico Eagle.

(j)                                    Mineral Reserves and Resources.  The most recent estimated, proven and probable mineral reserves and the estimated measured, indicated and inferred mineral resources of Agnico Eagle disclosed in Agnico Eagle Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Agnico Eagle on a consolidated basis from the amounts disclosed publicly by Agnico Eagle.

(k)                                 Operational Matters.  Except as would not have a Material Adverse Effect on Agnico Eagle:

(i)                       all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Agnico Eagle and a Agnico Eagle Material Subsidiary have been properly and timely paid and no claim is due to lapse within 90 days of the date hereof;

(ii)                    (A) all mines and mining-related activities where Agnico Eagle or a Agnico Eagle Material Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) all mines located in or on the lands of Agnico Eagle or a Agnico Eagle Material Subsidiary or lands pooled or unitized therewith, which have been abandoned by Agnico Eagle or a Agnico Eagle Material Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws;

(iii)                 the ore bodies and minerals located in the Agnico Eagle Properties are under valid, subsisting and enforceable title documents or other

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recognized and enforceable agreements or instruments, sufficient to permit Agnico Eagle to explore the minerals relating thereto, all such property leases or claims and all property, leases or claims in which Agnico Eagle or a Agnico Eagle Material Subsidiary have any interest or right have been validly located and recorded in accordance with all applicable Laws and are valid and subsisting, Agnico Eagle or a Agnico Eagle Material Subsidiary have all necessary surface rights, access rights and other necessary rights and interests relating to the Agnico Eagle Properties granting Agnico Eagle or a Agnico Eagle Material Subsidiary the rights and ability to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by Agnico Eagle or a Agnico Eagle Material Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Agnico Eagle or a Agnico Eagle Material Subsidiary;

(iv)                all exploration activities have been undertaken in accordance with good exploration practices and in compliance with all applicable Laws, except where the failure to so comply would not have a Material Adverse Effect on Osisko; and

(v)                   each of Agnico Eagle and the Agnico Eagle Material Subsidiaries has all necessary permits required for it to carry on its business as currently conducted, all of which are in full force and effect, and each of them is in compliance with such permits. None of Agnico Eagle or the Agnico Eagle Material Subsidiaries has received oral or written notice relating to the revocation, cancellation expropriation or modification of any such permit.

(l)                                     Environmental.

(i)                       Each of Agnico Eagle and the Agnico Eagle Material Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Agnico Eagle.

(ii)                    (A) To Agnico Eagle’s knowledge, the Agnico Eagle Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Osisko; (B) none of Agnico Eagle or the Agnico Eagle Material Subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Agnico Eagle Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be

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in such compliance would not be reasonably likely to have a Material Adverse Effect on Agnico Eagle; (C) all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Agnico Eagle Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Agnico Eagle; and (D) to the knowledge of Agnico Eagle, there are no Hazardous Substances at, in, on, under or migrating from any Agnico Eagle Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Agnico Eagle.

(iii)            To the knowledge of Agnico Eagle, none of Agnico Eagle or the Agnico Eagle Material Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Regulatory Authority; (B) proposed for listing on any list issued by any Regulatory Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Regulatory Authority that creates the reasonable potential for any proceeding, action, or other claim against Agnico Eagle or a Agnico Eagle Material Subsidiary. To the knowledge of Agnico Eagle, no site or facility now or previously owned, operated or leased by Agnico Eagle or a Agnico Eagle Material Subsidiary is listed or, to the knowledge of Agnico Eagle, is proposed for listing on any list issued by any Regulatory Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)           Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Agnico Eagle, none of Agnico Eagle or the Agnico Eagle Material Subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the Agnico Eagle Properties in such a manner as: (A) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Agnico Eagle; or (B) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Agnico Eagle Properties or the assets of Agnico Eagle or a Agnico Eagle Material Subsidiary.

(v)              Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Agnico Eagle, none of Agnico Eagle or the Agnico Eagle Material Subsidiaries has received from any person or Regulatory Authority any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

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(m)                             Reporting Status.  (i) Agnico Eagle is a reporting issuer or its equivalent in each of the provinces of Canada and the Agnico Eagle Shares are listed on the TSX and the NYSE; and (ii) the Agnico Eagle Shares are registered under Section 12(b) of the 1934 Act and Agnico Eagle is subject to the reporting requirements of Section 13 of the 1934 Act.

(n)                                 Compliance with Laws.  Agnico Eagle and Agnico Eagle Material Subsidiary have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Agnico Eagle.

(o)                                 No Cease Trade.  Agnico Eagle is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Agnico Eagle, no investigation or other proceedings involving Agnico Eagle which may operate to prevent or restrict trading of any securities of Agnico Eagle are currently in progress or pending before any applicable stock exchange or Securities Authority.

(p)                                 Foreign Private Issuer.  As of the date hereof, Agnico Eagle is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, eligible to file annual reports on Form 40-F pursuant to Rule 13a-1 under the 1934 Act.

(q)                                 Investment Company Status.  Agnico Eagle is not, and following the consummation of the Arrangement will not be, required to be registered as an “investment company” under the 1940 Act.

(r)                                    Consideration Shares.  Agnico Eagle Shares to be issued pursuant to the Arrangement will: (i) have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable shares in the capital of Agnico Eagle; and (ii) will not be issued in violation of the articles, charter, by-laws or other constating document of Agnico Eagle or any agreement, contract, covenant, undertaking or commitment to which Agnico Eagle is bound.

(s)                                   Canadian Corporation.  Agnico Eagle is a “Canadian corporation” for purposes of the Tax Act.

(t)                                    Investment Canada Act.  Agnico Eagle is Canadian-controlled for purposes of the Investment Canada Act.

(u)                                 Reports.  Since December 31, 2013, Agnico Eagle has filed with the Securities Authorities, the TSX, the NYSE and all applicable self-regulatory authorities a true and complete copy of all material forms, reports, schedules, statements, certifications, news releases, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Agnico Eagle Documents”). Agnico Eagle Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain an untrue

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statement of a material fact or omit to state a material fact required in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Agnico Eagle, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Agnico Eagle. Agnico Eagle has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(v)                                 Business Practices.  Since December 31, 2011, neither Agnico Eagle nor Agnico Eagle Material Subsidiary, nor to the knowledge of Agnico Eagle, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or the United States Foreign Corrupt Practices Act of 1977; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(w)                               Ownership of Corporation Shares.  Neither Agnico Eagle nor its “affiliates” (as such term is defined in the CBCA) beneficially owns any Osisko Shares or any securities exercisable or convertible into Osisko Shares.

(x)                                 Agnico Eagle Shares.  The Agnico Eagle Shares to be issued pursuant to the Arrangement will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities, and will not be subject to any contractual or other restrictions on transferability (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act) or voting.

(y)                                 Certain Securities Law Matters.  The Agnico Eagle Shares to be issued in connection with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained in Section 2.6(3) of National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, will be freely tradable within Canada by the holders thereof. In addition, assuming the compliance of Osisko with the terms of this Agreement, the Agnico Eagle Shares to be issued in connection with the transactions contemplated herein shall be exempt from registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, and the Agnico Eagle Shares to be distributed in the United States pursuant to the Arrangement shall not be subject

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to resale restrictions in the United States under the 1933 Act (other than as may be prescribed by rule 144 and Rule 145 under the 1933 Act).

(z)                                  Agnico Eagle Cash Consideration.  Agnico Eagle’s cash currently on hand, together with the proceeds of borrowings contemplated by any credit facility, the terms of which have been shown to Osisko, are sufficient to provide all the cash that Agnico Eagle shall need at the Effective Time to consummate the transactions contemplated by this Agreement and the Arrangement.

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SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF YAMANA

(a)                                 Organization.  Yamana has been incorporated, is validly subsisting under the laws of its jurisdiction of incorporation, and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Yamana is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Yamana.

(b)                                 Capitalization.  Yamana is authorized to issue an unlimited number of Yamana Shares and 8,000,000 first preference shares, Series 1. As at March 28, 2014, there were: (i) 753,391,214 Yamana Shares and no preference shares outstanding; (ii) Yamana Options to acquire an aggregate of 1,866,541 Yamana Shares outstanding; and (iii) 20,088,047 restricted share units issued under the Yamana Restricted Share Unit Plan outstanding. All outstanding Yamana Shares have been authorized and are validly issued and outstanding as fully paid and non- assessable shares, free of pre-emptive rights.

(c)                                  Authority.  Yamana has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Yamana as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Yamana and the completion by Yamana of the transactions contemplated by this Agreement have been authorized by the directors of Yamana and no other corporate proceedings on the part of Yamana are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Yamana and constitutes a legal, valid and binding obligation of Yamana, enforceable against Yamana in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Yamana of this Agreement and the performance of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(i)                           the articles or by-laws (or their equivalent) of Yamana;

(ii)                        any Law, other than under the Competition Act and any other applicable merger control laws; or

(iii)                     any contract, agreement, licence or permit to which Yamana is bound or is subject to or of which Yamana is the beneficiary;

which would, individually or in the aggregate, have a Material Adverse Effect on Yamana;

No consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority or other person is required to be obtained by Yamana in connection with the execution and delivery of this Agreement or the consummation by Yamana of the transactions contemplated hereby other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order and any approvals required by the Final Order; (iii) filings with and approvals required under the CBCA and filings and approvals by Securities Authorities having jurisdiction and stock exchanges; (iv) compliance with and approvals required by the Competition Act or other applicable merger control laws; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(d)                                 No Defaults.  Neither Yamana, nor Yamana Material Subsidiary is in default under, and, to the knowledge of Yamana, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Yamana or Yamana Material Subsidiary under any contract, agreement or licence that is material to the conduct of the business of Yamana or Yamana Material Subsidiary to which any of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(e)                                  Absence of Changes.  Since December 31, 2013:

(i)                           each of Yamana and the Yamana Material Subsidiaries have conducted their business only in the ordinary and regular course of business consistent with past practice;

(ii)                        none of Yamana or Yamana Material Subsidiary has incurred or suffered a Material Adverse Change;

(iii)                     there has not been any acquisition or sale by Yamana or Yamana Material Subsidiary of any property or assets material to Yamana and the Yamana Material Subsidiary, taken as a whole;

(iv)                    other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Yamana or Yamana Material Subsidiary of any debt for borrowed money, or any making by Yamana or Yamana Material Subsidiary of any loan, advance or capital contribution to or investment in any other person;

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(v)                       Yamana has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Yamana Shares;

(vi)                    other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or material modification of the compensation payable to or to become payable by Yamana or Yamana Material Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Yamana Options pursuant to the Yamana Stock Option Plan) made to, for or with any of such directors or officers;

(vii)                 Yamana has not effected any material change in its accounting methods, principles or practices; and

(viii)              Yamana has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(f)                                   Title to Properties.  Applying customary standards in the mining industry, Yamana and each of the Yamana Material Subsidiaries has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest) except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Yamana.

(g)                                  Financial Matters.  The audited consolidated balance sheets, audited consolidated statements of changes in equity, audited consolidated statements of operations and comprehensive income and audited consolidated statements of cash flows of Yamana for the financial years ended December 31, 2013 and 2012 and the notes thereto and the report of Yamana’s auditors thereon (the “Yamana Financial Statements”), were prepared in accordance with IFRS and fairly present in all material respects the consolidated financial condition of Yamana at the respective dates indicated and the results of operations of Yamana for the periods covered on a consolidated basis. None of Yamana or the Yamana Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Yamana Financial Statements, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Yamana.

(h)                                 Tax Matters.

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(i)                           Each of Yamana and the Yamana Material Subsidiaries have duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed in the prescribed form all Tax Returns required to be filed by it with the appropriate Regulatory Authority and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)                        Each of Yamana and the Yamana Material Subsidiaries have (A) duly and timely paid all Taxes due and payable by it other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Yamana, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Regulatory Authority such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Regulatory Authority any such amounts required by Law to be remitted by it.

(iii)                     The charges, accruals and reserves for Taxes reflected on Yamana Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Yamana, adequate under IFRS to cover Taxes with respect to Yamana and the Yamana Subsidiaries accruing through the date hereof.

(iv)                    Except as disclosed in the Yamana Financial Statements, there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Yamana, threatened against either Yamana or a Yamana Material Subsidiary that propose to assess material Taxes in addition to those reported in the Tax Returns. There are no liens for Taxes upon any of the assets or properties that have not been paid by Yamana or a Yamana Material Subsidiary.

(i)                                     Litigation.  Except as set out in the Yamana Financial Statements there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Osisko, threatened against or relating to Yamana or Yamana Material Subsidiary or affecting any of their respective properties or assets before any Regulatory Authority which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Yamana. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Yamana, threatened against or relating to Yamana or Yamana Material Subsidiary before any Regulatory Authority. Neither of Yamana nor Yamana Material Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree

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that involves or may involve, or restricts or may restrict the right or ability of Yamana or Yamana Material Subsidiary as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Yamana.

(j)                                    Mineral Reserves and Resources.  The most recent estimated, proven and probable mineral reserves and the estimated measured, indicated and inferred mineral resources of Yamana disclosed in Yamana Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Yamana on a consolidated basis from the amounts disclosed publicly by Yamana.

(k)                                 Operational Matters.  Except as would not have a Material Adverse Effect on Yamana:

(i)                           all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Yamana and a Yamana Material Subsidiary have been properly and timely paid and no claim is due to lapse within 90 days of the date hereof;

(ii)                        (A) all mines and mining-related activities where Yamana or a Yamana Material Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) all mines located in or on the lands of Yamana or a Yamana Material Subsidiary or lands pooled or unitized therewith, which have been abandoned by Yamana or a Yamana Material Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws;

(iii)                     the ore bodies and minerals located in the Yamana Properties are under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Yamana to explore the minerals relating thereto, all such property leases or claims and all property, leases or claims in which Yamana or a Yamana Material Subsidiary have any interest or right have been validly located and recorded in accordance with all applicable Laws and are valid and subsisting, Yamana or a Yamana Material Subsidiary have all necessary surface rights, access rights and other necessary rights and interests relating to the Yamana Properties granting Yamana or a Yamana Material Subsidiary the rights and ability to explore for minerals, ore and metals for

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development purposes, with only such exceptions as do not materially interfere with the use made by Yamana or a Yamana Material Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Yamana or a Yamana Material Subsidiary;

(iv)                    all exploration activities have been undertaken in accordance with good exploration practices and in compliance with all applicable Laws, except where the failure to so comply would not have a Material Adverse Effect on Osisko; and

(v)                       each of Yamana and the Yamana Material Subsidiaries has all necessary permits required for it to carry on its business as currently conducted, all of which are in full force and effect, and each of them is in compliance with such permits. None of Yamana or the Yamana Material Subsidiaries has received oral or written notice relating to the revocation, cancellation expropriation or modification of any such permit.

(l)                                     Environmental.

(i)                           Each of Yamana and the Yamana Material Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Yamana.

(ii)                        (A) To Yamana’s knowledge, the Yamana Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Osisko; (B) none of Yamana or the Yamana Material Subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Yamana Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Yamana; (C) all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Yamana Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Yamana; and (D) to the knowledge of Yamana, there are no Hazardous Substances at, in, on, under or migrating from any Yamana Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in

6

compliance would not reasonably be expected to have a Material Adverse Effect on Yamana.

(iii)                     To the knowledge of Yamana, none of Yamana or the Yamana Material Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Regulatory Authority; (B) proposed for listing on any list issued by any Regulatory Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Regulatory Authority that creates the reasonable potential for any proceeding, action, or other claim against Yamana or a Yamana Material Subsidiary. To the knowledge of Yamana, no site or facility now or previously owned, operated or leased by Yamana or a Yamana Material Subsidiary is listed or, to the knowledge of Yamana, is proposed for listing on any list issued by any Regulatory Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)                    Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Yamana, none of Yamana or the Yamana Material Subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the Yamana Properties in such a manner as: (A) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Yamana; or (B) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Yamana Properties or the assets of Yamana or a Yamana Material Subsidiary.

(v)                       Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Yamana, none of Yamana or the Yamana Material Subsidiaries has received from any person or Regulatory Authority any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(m)                             Reporting Status.  (i) Yamana is a reporting issuer or its equivalent in each of the provinces of Canada and the Yamana Shares are listed on the TSX and the NYSE; and (ii) the Yamana Shares are registered under Section 12(b) of the 1934 Act and Yamana is subject to the reporting requirements of Section 13 of the 1934 Act.

(n)                                 Compliance with Laws.  Yamana and Yamana Material Subsidiary have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Yamana.

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(o)                                 No Cease Trade.  Yamana is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Yamana, no investigation or other proceedings involving Yamana which may operate to prevent or restrict trading of any securities of Yamana are currently in progress or pending before any applicable stock exchange or Securities Authority.

(p)                                 Foreign Private Issuer.  As of the date hereof, Yamana is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, eligible to file annual reports on Form 40-F pursuant to Rule 13a-1 under the 1934 Act.

(q)                                 Investment Company Status.  Yamana is not, and following the consummation of the Arrangement will not be, required to be registered as an “investment company” under the 1940 Act.

(r)                                    Consideration Shares.  Yamana Shares to be issued pursuant to the Arrangement will: (i) have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable shares in the capital of Yamana; and (ii) will not be issued in violation of the articles, charter, by-laws or other constating document of Yamana or any agreement, contract, covenant, undertaking or commitment to which Yamana is bound.

(s)                                   Canadian Corporation.  Yamana is a “Canadian corporation” for purposes of the Tax Act.

(t)                                    Investment Canada Act.  Yamana is Canadian-controlled for purposes of the Investment Canada Act.

(u)                                 Reports.  Since December 31, 2013, Yamana has filed with the Securities Authorities, the TSX, the NYSE and all applicable self-regulatory authorities a true and complete copy of all material forms, reports, schedules, statements, certifications, news releases, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Yamana Documents”). Yamana Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain an untrue statement of a material fact or omit to state a material fact required in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Yamana, except where such non- compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Yamana. Yamana has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

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(v)                                 Business Practices.  Since December 31, 2011, neither Yamana nor Yamana Material Subsidiary, nor to the knowledge of Yamana, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or the United States Foreign Corrupt Practices Act of 1977; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(w)                               Ownership of Corporation Shares.  Neither Yamana nor its “affiliates” (as such term is defined in the CBCA) beneficially owns any Osisko Shares or any securities exercisable or convertible into Osisko Shares.

(x)                                 Yamana Shares.  The Yamana Shares to be issued pursuant to the Arrangement will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities, and will not be subject to any contractual or other restrictions on transferability (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act) or voting.

(y)                                 Certain Securities Law Matters.  The Yamana Shares to be issued in connection with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained in Section 2.6(3) of National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, will be freely tradable within Canada by the holders thereof. In addition, assuming the compliance of Osisko with the terms of this Agreement, the Yamana Shares to be issued in connection with the transactions contemplated herein shall be exempt from registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, and the Yamana Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the 1933 Act (other than as may be prescribed by rule 144 and Rule 145 under the 1933 Act).

(z)                                  Yamana Cash Consideration.  Yamana’s cash currently on hand, together with the proceeds of borrowings contemplated by any credit facility, the terms of which have been shown to Osisko, are sufficient to provide all the cash that Yamana shall need at the Effective Time to consummate the transactions contemplated by this Agreement and the Arrangement.

9

SCHEDULE E

OSISKO PROPERTIES

SCHEDULE E

CANADIAN MALARTIC PROPERTY

HELD BY OSISKO MINING CORPORATION

i. Canadian Malartic	3
Mining Titles	3
Surface Leases (granted by Ministère des Ressources Naturelles, for industrial purpose)	7
Surface Rights (for environmental measuring stations)	8
Royalties (Canadian Malartic)	9
ii. East Amphi Property	10
Mining Titles	10
Surface Leases	15
Royalties (East Amphi)	16
iii. CHL Property	18
iv. Map (Mining Titles)	20

2

i. Canadian Malartic

Mining Titles

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CM*	226	3/14/28 0:00		62.53		35.00	Osisko Mining Corporation	Active
BM*	892	11/25/15 0:00	11/24/29 23:59	188.41	n/a	n/a	Osisko Mining Corporation	Active
BM*	1007	4/11/15 0:00	4/10/31 23:59	10.08	n/a	n/a	Osisko Mining Corporation	Active
BM*	1011	6/17/15 0:00	6/16/31 23:59	1.83	n/a	n/a	Osisko Mining Corporation	Active
BM*	1020	02/17/15 0:00	02/17/35 23:59	65.70	n/a	n/a	Osisko Mining Corporation	Active
CDC	50615	2/15/05 0:00	2/14/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	50616	2/15/05 0:00	2/14/15 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	56898	2/11/05 0:00	2/10/15 23:59	57.53	1,876.57	1,800.00	Osisko Mining Corporation	Active
CDC	56899	2/11/05 0:00	2/10/17 23:59	57.53	1,310.58	1,800.00	Osisko Mining Corporation	Active
CDC	56900	2/11/05 0:00	2/10/17 23:59	57.53	2,442.98	1,800.00	Osisko Mining Corporation	Active
CDC	56901	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56902	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56903	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56904	2/11/05 0:00	2/10/17 23:59	57.52	1,433.26	1,800.00	Osisko Mining Corporation	Active
CDC	56905	2/11/05 0:00	2/10/17 23:59	57.52	1,925.60	1,800.00	Osisko Mining Corporation	Active
CDC	56906	2/11/05 0:00	2/10/17 23:59	57.52	1,383.60	1,800.00	Osisko Mining Corporation	Active
CDC	56907	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56908	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56909	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56910	2/11/05 0:00	2/10/17 23:59	57.51	135,812.00	1,800.00	Osisko Mining Corporation	Active
CDC	56911	2/11/05 0:00	2/10/17 23:59	57.51	1,801.29	1,800.00	Osisko Mining Corporation	Active
CDC	56912	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56913	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56914	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56915	2/11/05 0:00	2/10/17 23:59	57.5	1,800.87	1,800.00	Osisko Mining Corporation	Active
CDC	56916	2/11/05 0:00	2/10/17 23:59	57.5	838.67	1,800.00	Osisko Mining Corporation	Active
CDC	56917	2/11/05 0:00	2/10/17 23:59	57.5	1,874.32	1,800.00	Osisko Mining Corporation	Active
CDC	56918	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active

3

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	56919	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56920	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56921	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56922	2/11/05 0:00	2/10/17 23:59	57.51	2,885.30	1,800.00	Osisko Mining Corporation	Active
CDC	56923	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56924	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56925	2/11/05 0:00	2/10/17 23:59	57.51	2,909.92	1,800.00	Osisko Mining Corporation	Active
CDC	56929	2/11/05 0:00	2/10/17 23:59	13.93	690.01	750.00	Osisko Mining Corporation	Active
CDC	56930	2/11/05 0:00	2/10/17 23:59	13.99	618.70	750.00	Osisko Mining Corporation	Active
CDC	56931	2/11/05 0:00	2/10/17 23:59	14.04	—	750.00	Osisko Mining Corporation	Active
CDC	56932	2/11/05 0:00	2/10/17 23:59	14.09	—	750.00	Osisko Mining Corporation	Active
CDC	56933	2/11/05 0:00	2/10/17 23:59	14.13	—	750.00	Osisko Mining Corporation	Active
CDC	56934	2/11/05 0:00	2/10/17 23:59	14.17	—	750.00	Osisko Mining Corporation	Active
CDC	56935	2/11/05 0:00	2/10/17 23:59	14.2	29,347.80	750.00	Osisko Mining Corporation	Active
CDC	61518	2/15/05 0:00	2/14/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	61519	2/15/05 0:00	2/14/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	61520	2/15/05 0:00	2/14/17 23:59	57.52	43,187.10	1,800.00	Osisko Mining Corporation	Active
CDC	61521	2/15/05 0:00	2/14/17 23:59	56.61	58,859.30	1,800.00	Osisko Mining Corporation	Active
CDC	61522	2/15/05 0:00	2/14/17 23:59	35.35	—	1,800.00	Osisko Mining Corporation	Active
CDC	61523	2/15/05 0:00	2/14/17 23:59	57.27	—	1,800.00	Osisko Mining Corporation	Active
CDC	61524	2/15/05 0:00	2/14/17 23:59	24.14	—	750.00	Osisko Mining Corporation	Active
CDC	72271	6/07/05	04/10/20 23:59	25.71	701,925.31	1,800.00	Osisko Mining Corporation	Active
CDC	73343	6/06/05	10/17/17 23:59	39.98	—	1,800.00	Osisko Mining Corporation	Active
CDC	73344	6/06/05	10/17/17 23:59	6.94	—	750.00	Osisko Mining Corporation	Active
CDC	73332	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73333	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73334	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73335	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73336	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73337	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73338	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73339	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active

4

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	73340	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73341	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73349	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73350	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73351	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73352	6/06/05 0:00	6/05/17 23:59	57.52	47,415.80	1,800.00	Osisko Mining Corporation	Active
CDC	73353	6/06/05 0:00	6/05/17 23:59	57.52	136,700.01	1,800.00	Osisko Mining Corporation	Active
CDC	73357	6/06/05 0:00	6/05/17 23:59	13.49	75,232.16	750.00	Osisko Mining Corporation	Active
CDC	73358	6/06/05 0:00	12/27/17 23:59	27.63	—	1,800.00	Osisko Mining Corporation	Active
CDC	73359	6/06/05 0:00	6/05/17 23:59	6.16	—	750.00	Osisko Mining Corporation	Active
CDC	73360	6/06/05 0:00	12/27/15 23:59	7.5	—	750.00	Osisko Mining Corporation	Active
CDC	73361	6/06/05 0:00	12/27/15 23:59	0.87	—	750.00	Osisko Mining Corporation	Active
CDC	73362	6/06/05 0:00	6/05/17 23:59	0.33	—	750.00	Osisko Mining Corporation	Active
CDC	73383	6/07/05 0:00	6/06/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73384	6/07/05 0:00	6/06/17 23:59	57.52	2,073.11	1,800.00	Osisko Mining Corporation	Active
CDC	74682	6/10/05 0:00	6/09/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	74683	6/10/05 0:00	6/09/17 23:59	57.53	1,087.80	1,800.00	Osisko Mining Corporation	Active
CDC	74684	6/10/05 0:00	6/09/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	74685	6/10/05 0:00	6/09/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	74686	6/10/05 0:00	6/09/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	74687	6/10/05 0:00	6/09/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	74688	6/10/05 0:00	6/09/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	74689	6/10/05 0:00	6/09/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	74690	6/10/05 0:00	6/09/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	74691	6/10/05 0:00	6/09/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	74692	6/10/05 0:00	6/09/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	74693	6/10/05 0:00	6/09/15 23:59	57.5	—	1,800.00	Osisko Mining Corporation	Active
CDC	74694	6/10/05 0:00	6/09/17 23:59	57.5	—	1,800.00	Osisko Mining Corporation	Active
CDC	74695	6/10/05 0:00	6/09/17 23:59	13.87	638.23	750.00	Osisko Mining Corporation	Active
CDC	2000854	2/15/06 0:00	2/14/16 23:59	3.35	—	750.00	Osisko Mining Corporation	Active
CDC	2000855	2/15/06 0:00	2/14/14 23:59	44.19	81,914.50	1,800.00	Osisko Mining Corporation	Active
CDC	2000857	2/15/06 0:00	2/14/16 23:59	57.51	181,483.54	1,800.00	Osisko Mining Corporation	Active

5

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	2000858	2/15/06 0:00	2/14/16 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	2000910	2/15/06 0:00	2/14/16 23:59	57.11	—	1,800.00	Osisko Mining Corporation	Active
CDC	2000913	2/15/06 0:00	2/14/16 23:59	57.51	116,851.36	1,800.00	Osisko Mining Corporation	Active
CDC	2000915	2/15/06 0:00	2/14/16 23:59	7.9	—	750.00	Osisko Mining Corporation	Active
CDC	2000917	2/15/06 0:00	2/14/16 23:59	57.51	145,061.44	1,800.00	Osisko Mining Corporation	Active
CDC	2000919	2/15/06 0:00	2/14/16 23:59	2.79	—	750.00	Osisko Mining Corporation	Active
CDC	2245189	8/12/10 0:00	12/27/15 23:59	1.45	—	750.00	Osisko Mining Corporation	Active
CDC	2384761	5/01/13 0:00	4/30/15 23:59	0.01	—	500.00	Osisko Mining Corporation	Active
CDC	2398785	3/24/14 0:00	6/07/17 23:59	42.93	18,799.40	2,748.04	Osisko Mining Corporation	Active
CDC	2398786	3/24/14 0:00	6/07/17 23:59	57.51	25,184.09	3,681.33	Osisko Mining Corporation	Active
CDC	2398787	3/24/14 0:00	6/07/17 23:59	57.27	25,079.00	3,665.97	Osisko Mining Corporation	Active
CDC	2398788	3/24/14 0:00	6/07/17 23:59	57.52	25,188.47	3,681.97	Osisko Mining Corporation	Active
CDC	2398789	3/24/14 0:00	6/07/17 23:59	9.34	4,090.06	597.88	Osisko Mining Corporation	Active
CDC	2398790	3/24/14 0:00	6/07/17 23:59	57.52	25,188.46	3,681.96	Osisko Mining Corporation	Active
CDC	2398791	3/24/14 0:00	6/07/17 23:59	57.52	25,188.46	3,681.96	Osisko Mining Corporation	Active
CDC	2398792	3/24/14 0:00	6/07/17 23:59	14.23	6,231.43	910.89	Osisko Mining Corporation	Active
CL	3941621	3/16/81 0:00	10/06/15 23:59	0.074	78,600.50	1,000.00	Osisko Mining Corporation	Active
CDC	2000856	2/15/06	9/06/16 23:59	7.71	—	750.00	Osisko Mining Corporation	SUSPENDED
CDC	2000859	2/15/06	2/14/16 0:00	57.51	—	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2000911	2/15/06	2/14/16 0:00	34.76	44,966.97	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2000912	2/15/06	2/14/16 0:00	57.5	3,344,312.46	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2000916	2/15/06	9/06/16 23:59	45.49	458,190.57	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2001055	2/20/06	2/19/16 23:59	22.66	69,944.75	750.00	Osisko Mining Corporation	SUSPENDED

*Due to the relocation of Malartic residents, the Corporation is sometimes the owner of the surface rights over portions of its CM (Mining Concession) and its four BM (Mining Lease). Otherwise, surfaces rights required for mining activities were granted to the Corporation in the relevant CM or BM by the Crown.

6

Surface Leases (granted by Ministère des Ressources Naturelles, for industrial purpose)

Type	Lot Description	File No.	Description	Modifications	Surface (Ha)	Term	Registration	Lease Renewal
Surface Lease	Fournière Township, Rang IX, Lot 24 to 29 parts; Fournière Township, Rang VIII, Lots 24 and 25 and others	822597 00 000	Surface used for industrial purposes (re: mill)	Designation modified May 10, 2010; Modification of the lease term to 5 years on March 17, 2011, excluding the Orica plant	418.4	Five (5) years	03/17/2011	Renewable at the term of lease

Surface Lease	Fournière Township, Bloc 10; Fournière Township, Bloc 11 and others	823099 00 000	Surface used for industrial purposes (re: tailings)	Modification of the lease term to 5 years on August 31, 2011	1,400	Five (5) years	08/31/2011	Renewable at the term of lease

7

Surface Rights (for environmental measuring stations)

Type	Localisation	Description	Surface (m2)	Term	Rent	Expiration	Lease Renewal	Landlord/Owner of the subsoil

Lease	Malartic Golf	Weather Station	96	Five (5) years	$3,000/ year	03/30/2016	Renewable at the term of lease	9107-7792 Québec Inc. (Malartic Golf Club)

Superficies	Lot 4 063 452	Air Quality Station	35.3	N/A	N/A	N/A	N/A	Town of Malartic

Superficies	Lot 5 058 920	Air Quality Station	38.2	N/A	N/A	N/A	N/A	Town of Malartic

Lease	Malartic Hospital	Noise Measuring Station	9.3	Five (5) years	$1/year	01/30/2017	Renewable at the term of lease (with consent of CSSS)	CSSS de la Vallée-de-l’Or

Surface Right	Lot 5 200 835	Noise Measuring Station	262.9	N/A	N/A	N/A	N/A	N/A

Superficies	Lot 5 202 403	Noise Measuring Station	12.1	N/A	N/A	N/A	N/A	Town of Malartic

Superficies	Lot 3 001 156	Noise Measuring Station	13	N/A	N/A	N/A	N/A	Town of Malartic

8

Royalties (Canadian Malartic)

Mining Titles*	Agreements and Encumbrances

MC 226 CL 3941621, CL 3941633 CL 3941634, CL 3941635 CL 3950771, CL 3950772

Mining titles 100% owned by Osisko.

The claims were purchased from McWatters Mining Inc. (“McWatters”) liquidating trustee in consideration of a cash payment.

The claims were subject to a sliding 2% - 3% Net Smelter Return (“NSR”) payable to Barrick, which was subsequently sold by Barrick to RG Exchangeco Inc., a wholly-owned subsidiary of Royal Gold, Inc. The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz. On March 28, 2011, Osisko purchased back half of the royalty for US$1.5 million and, as a result, said claims are now subject to a sliding 1% - 1.5% NSR payable to RG Exchangeco Inc.

CL 5144234, CL 5144235 CL 5144236, CL 5144237 CL 5144238, CL 5144239

Mining titles 100% owned by Osisko.

The claims were acquired from Dianor Resources Inc. (“Dianor”) and Threegold Resources Inc. (“Threegold”) (formerly a subsidiary of Dianor) in consideration of cash and shares. The claims are subject to a 2% NSR payable to a private individual. The entire royalty may be purchased back by Osisko for $2,000,000.

MDC 72271

Mining title 100% owned by Osisko. Claim purchased from Abitibi Royalties Inc., successor of Golden Valley Mines Ltd. in the property, for a cash consideration. The claim is subject to a 2% NSR payable to Abitibi Royalties Inc.

MDC 2000854, MDC 2000855 MDC 2000856, MDC 2000857 MDC 2000858, MDC 2000859 MDC 2001055

Mining titles 100% owned by Osisko.

The claims were purchased from a private individual representing J. Stoch, in consideration of a cash payment. The claims were subject to a 2.5% Gross Overriding Metal Royalty. On July 12, 2011, the Corporation purchased back a 1% royalty interest from Géoconseils Jack Stoch Limitée in consideration for the issuance of 460,000 common shares of Osisko. The remaining 1.5% royalty interest was assigned to Franco-Nevada Corporation.

*Certain MDC or CL listed above may have been replaced in part or in whole by a ML for exploitation purpose. However, each encumbrance continues to apply to the mining titles as identified and defined at the time of the relevant agreement.

9

ii. East Amphi Property

Mining Titles

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

BM	848	3/24/99 0:00	3/23/19 0:00	119,08	n/a	n/a	Osisko Mining Corporation	Active
CDC	48540	12/14/04 0:00	12/13/16 23:59	32,56	—	1,800.00	Osisko Mining Corporation	Active
CDC	48541	12/14/04 0:00	12/13/16 23:59	32,55	—	1,800.00	Osisko Mining Corporation	Active
CDC	48542	12/14/04 0:00	12/13/16 23:59	32,37	—	1,800.00	Osisko Mining Corporation	Active
CDC	48543	12/14/04 0:00	12/13/16 23:59	32,22	—	1,800.00	Osisko Mining Corporation	Active
CDC	98071	11/07/05 0:00	11/06/17 23:59	62,47	—	1,800.00	Osisko Mining Corporation	Active
CDC	98072	11/07/05 0:00	11/06/17 23:59	42,47	—	1,800.00	Osisko Mining Corporation	Active
CDC	1106031	12/03/02 0:00	12/02/16 23:59	37,9	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106032	12/03/02 0:00	12/02/16 23:59	51,4	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106033	12/03/02 0:00	12/02/16 23:59	51,39	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106034	12/03/02 0:00	12/02/16 23:59	51,37	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106035	12/03/02 0:00	12/02/16 23:59	51,36	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106036	12/03/02 0:00	12/02/16 23:59	51,39	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106037	12/03/02 0:00	12/02/16 23:59	51,4	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106038	12/03/02 0:00	12/02/16 23:59	51,42	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106039	12/03/02 0:00	12/02/16 23:59	51,41	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106040	12/03/02 0:00	12/02/16 23:59	49,72	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106041	12/03/02 0:00	12/02/16 23:59	33,26	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106042	12/03/02 0:00	12/02/16 23:59	33,25	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106043	12/03/02 0:00	12/02/16 23:59	41,67	—	2,500.00	Osisko Mining Corporation	Active
CDC	2399891	03/24/14 0:00	8/13/15 23:59	43.30	42,861.86	2,394.16	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

10

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CDC	2399892	03/24/14 0:00	8/13/15 23:59	21.13	20,916.19	1,168.33	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

CDC	2399893	03/24/14 0:00	8/13/15 23:59	43.27	42,832.16	2,392.50	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

CDC	2399894	3/24/14 0:00	8/13/15 23:59	21.83	21,609.11	1,207.04	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

CDC	2399895	3/24/14 0:00	8/13/15 23:59	28.10	27,815.67	1,553.72	PAUL BOYD 6% WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

11

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CDC	2399896	3/24/14 0:00	8/13/15 23:59	57,49	56,908.28	3,178.75	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

CDC	2399897	3/24/14 0:00	8/13/15 23:59	50.30	49,791.02	2,781.20	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

CDC	2399898	3/24/14 0:00	8/13/15 23:59	15.90	15,739.11	879.14	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

CDC	2399899	3/24/14 0:00	8/13/15 23:59	10.50	10,393.75	580.56	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

12

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CDC	2399900	3/24/14 0:00	8/13/15 23:59	21.55	21,331.93	1,191.54	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

CDC	2399901	3/24/14 0:00	8/13/15 23:59	3.13	3,098.32	173.06	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active
CL	3351761	8/03/73 0:00	7/17/15 23:59	24,8	—	1,000.00	Osisko Mining Corporation	Active
CL	3351762	8/03/73 0:00	7/17/15 23:59	21,6	46,796.66	1,000.00	Osisko Mining Corporation	Active
CL	3351763	8/03/73 0:00	7/17/15 23:59	20,4	—	1,000.00	Osisko Mining Corporation	Active
CL	3351764	8/03/73 0:00	7/17/15 23:59	22	—	1,000.00	Osisko Mining Corporation	Active
CL	3351771	8/03/73 0:00	7/17/15 23:59	12,9	—	1,000.00	Osisko Mining Corporation	Active
CL	3351772	8/03/73 0:00	7/17/15 23:59	20,8	—	1,000.00	Osisko Mining Corporation	Active
CL	3351773	8/03/73 0:00	7/17/15 23:59	20,9	—	1,000.00	Osisko Mining Corporation	Active
CL	3351774	8/03/73 0:00	7/17/15 23:59	33,3	194,204.30	2,500.00	Osisko Mining Corporation	Active
CL	3351781	8/03/73 0:00	7/17/15 23:59	20	117,346.10	1,000.00	Osisko Mining Corporation	Active
CL	3351782	8/03/73 0:00	7/17/15 23:59	12,5	—	1,000.00	Osisko Mining Corporation	Active
CL	3351783	8/03/73 0:00	7/17/15 23:59	4,3	25,372.96	1,000.00	Osisko Mining Corporation	Active
CL	3351784	8/03/73 0:00	7/17/15 23:59	56,8	4,976,777.58	2,500.00	Osisko Mining Corporation	Active
CL	3665043	1/13/77 0:00	12/21/16 23:59	30,2	—	2,500.00	Osisko Mining Corporation	Active
CL	3665044	1/13/77 0:00	12/21/16 23:59	30,2	—	2,500.00	Osisko Mining Corporation	Active
CL	3665053	1/13/77 0:00	12/21/16 23:59	30,2	—	2,500.00	Osisko Mining Corporation	Active
CL	3665201	1/13/77 0:00	12/20/16 23:59	40	—	2,500.00	Osisko Mining Corporation	Active

13

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CL	3665202	1/13/77 0:00	12/20/16 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	3665211	1/13/77 0:00	12/20/16 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	3718281	5/25/78 0:00	5/04/17 23:59	31,2	176,912.39	2,500.00	Osisko Mining Corporation	Active
CL	3718282	5/25/78 0:00	5/04/17 23:59	31,2	78,127.02	2,500.00	Osisko Mining Corporation	Active
CL	3718293	5/25/78 0:00	5/04/17 23:59	30,8	140,194.23	2,500.00	Osisko Mining Corporation	Active
CL	3887321	7/22/80 0:00	6/19/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3887331	7/22/80 0:00	6/19/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3924261	7/22/80 0:00	7/04/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3924271	7/22/80 0:00	7/04/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3924281	7/22/80 0:00	7/04/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	5086943	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5086944	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5086945	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5098746	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5098747	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5114367	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5114368	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5114369	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5114373	9/11/93 0:00	9/10/15 23:59	40,5	—	2,500.00	Osisko Mining Corporation	Active
CL	5114374	9/11/93 0:00	9/10/15 23:59	40,5	—	2,500.00	Osisko Mining Corporation	Active
CL	5114375	9/11/93 0:00	9/10/15 23:59	40,5	—	2,500.00	Osisko Mining Corporation	Active
CL	5114376	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5162706	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5162707	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5162708	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5162709	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5182646	11/02/96 0:00	11/01/14 23:59	54	—	2,500.00	Osisko Mining Corporation	Active
CL	5182647	11/02/96 0:00	11/01/14 23:59	54	—	2,500.00	Osisko Mining Corporation	Active
CL	5182648	11/02/96 0:00	11/01/14 23:59	54	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139010	6/07/78 0:00	6/06/17 23:59	30,8	72,791.03	2,500.00	Osisko Mining Corporation	Active
CLD	P139020	6/07/78 0:00	12/03/15 23:59	18,93	156,808.24	1,000.00	Osisko Mining Corporation	Active
CLD	P139030	6/07/78 0:00	12/03/15 23:59	13,78	268,914.64	1,000.00	Osisko Mining Corporation	Active

14

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CLD	P139040	6/07/78 0:00	12/03/15 23:59	8,61	1,200,707.06	1,000.00	Osisko Mining Corporation	Active
CLD	P139050	6/07/78 0:00	12/03/15 23:59	6,6	1,096,758.56	1,000.00	Osisko Mining Corporation	Active
CLD	P139060	6/07/78 0:00	12/03/15 23:59	9,37	923,288.13	1,000.00	Osisko Mining Corporation	Active
CLD	P139070	6/07/78 0:00	12/03/15 23:59	12,42	—	1,000.00	Osisko Mining Corporation	Active
CLD	P139080	6/07/78 0:00	6/06/17 23:59	30,8	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139090	6/07/78 0:00	6/06/17 23:59	30,8	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139100	6/07/78 0:00	6/06/17 23:59	30,8	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139110	6/07/78 0:00	6/06/17 23:59	30.8	68,279.67	2,500.00	Osisko Mining Corporation	Active
CLD	P139120	6/07/78 0:00	6/06/17 23:59	30.4	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139130	6/07/78 0:00	6/06/17 23:59	30.4	—	2,500.00	Osisko Mining Corporation	Active

Surface Leases

Type	Lot Description	File No.	Description	Modifications	Surface (Ha)	Term	Registration	Lease Renewal

Surface Lease	Fournière Township, Bloc 26, Lot 6; Fournière Township, Rang X, Lot 21, Parcel 1	820083 00 000	Surface used for industrial purposes (re: tailings)	Nil	3	One (1) year	12/03/2008	Annually

Surface Lease	Malartic Township, Rang I, Lot 23, Parcel 1	819694 00 000	Surface used for industrial purposes	Modification of the lease term to 5 years on October 12, 2011	0.3361	Five (5) years	10/12/2011	Renewable at the term of lease

15

Royalties (East Amphi)

Mining Titles	Encumbrances

West Amphi block

CDC 1106031, CDC 1106032, CDC 1106033,

CDC 1106034, CDC 1106035, CDC1106036,

CDC 1106037, CDC 1106038, CDC1106039

CL 5182646, CL 5182647, CL 5182648

Malartic Extension block

CL 5114367, CL 5114368, CL 5114369,

CL 5114373, CL 5114374, CL 5114375,

CL 5114376, CL 1106043

East Amphi block

BM 848

CDC 48540, CDC 48541, CDC 48542, CDC 48543

CL 3665043, CL 3665044, CL 3665053,

CL 3665201, CL 3665202, CL 3665211,

CL 3718281, CL 3718282, CL 3718293,

CL 5086943, CL 5086944, CL 5086945,

CL 5098746, CL 5098747

CLD P139010, CLD P139020, CLD P139030

CLD P139040, CLD P139050, CLD P139060

CLD P139070, CLD P139080, CLD P139090

CLD P139100, CLD P139110, CLD P139120

CLD P139130

Fourax block

CL 3351761, CL 3351762, CL 3351763,

CL 3351764, CL 3351771, CL 3351772

CL 3351773, CL 3351774, CL 3351781

CL 3351782, CL 3351783, CL 3351784

The claims are subject to a 2% NSR payable to Richmont Mines Inc.

On East Amphi et Fourax blocks, this NSR only applies on a gold production less or equal to 300,000 ounces.

On Fourax block, this NSR may be reduced if NSR payments are due to Royal Oak Mines or its successor, as per certain underlying agreements.

16

Mining Titles	Encumbrances

East Amphi block (portion)

BM 848

CL 3665043, CL 3665044, CL 3665053,

CL 3665201, CL 3665202, CL 3665211,

CL 3718281, CL 3718282, CL 3718293,

CL 5086943, CL 5086944, CL 5086945,

CL 5098746, CL 5098747

CLD P139010, CLD P139020, CLD P139030

CLD P139040, CLD P139050, CLD P139060

CLD P139070, CLD P139080, CLD P139090

CLD P139100, CLD P139110, CLD P139120

CLD P139130

Fourax block

CL 3351761, CL 3351762, CL 3351763,

CL 3351764, CL 3351771, CL 3351772

CL 3351773, CL 3351774, CL 3351781

CL 3351782, CL 3351783, CL 3351784

A 2% NSR is payable to Globex Mining on a gold production exceeding 300,000 ounces.

Reservoir block CL 3887321, CL 3887331, CL 3924261 CL 3924271, CL 3924281 Radium-Nord Block* CL 3263002, CL 3263011, CL 3263012, CL 3263051, CL 3263351, CL 3490151 CL 3490181

A sliding 2% - 3% NSR is payable to Barrick. On March 28, 2011, Osisko purchased back half of the royalty for US$1.5 million and, as a result, said claims are now subject to a sliding 1% - 1.5% NSR payable to RG Exchangeco Inc.

17

Mining Titles	Encumbrances

Radium-Nord Block* CL 3263002, CL 3263011, CL 3263012, CL 3263051, CL 3263351, CL 3490151 CL 3490181	A 15% NPI amount is payable to the Currie-Mills estate.

* The seven CL have been converted in CDC by the MRN. However, the royalties continue to apply to the mining titles as identified and defined at the time of the royalty agreement.

iii. CHL Property

This property is subject to a Joint Venture with Abitibi Royalties Inc. (see Malartic CHL Prospect Mining Option Agreement between Golden Valley Mines Ltd. and the Corporation, dated as of February 10, 2006 and amended as of February 19, 2007, and the Transfer, Assignment and Assumption Agreement between Golden Valley Mines Ltd., Abitibi Royalties Inc. and the Corporation, dated as of March 31, 2011).

Mining Titles

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work Required	Title Owner	Status

CDC	72283	6/07/05 0:00	6/06/17 23:59	57,5	2,400,204.10	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

CDC	72284	6/07/05 0:00	6/06/17 23:59	27,32	—	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

CDC	72285	6/07/05 0:00	6/06/17 23:59	57,5	4,867,625.95	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

CDC	72286	6/07/05 0:00	6/06/17 23:59	29,5	—	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

CDC	72287	6/07/05 0:00	6/06/17 23:59	57,5	272,777.80	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

CDC	72288	6/07/05 0:00	6/06/17 23:59	29,27	—	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

18

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work Required	Title Owner	Status
CDC	72289	6/07/05 0:00	6/06/17 23:59	57,5	26,612.46	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

CDC	72290	6/07/05 0:00	6/06/17 23:59	28,89	—	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

CDC	72291	6/07/05 0:00	6/06/17 23:59	35,21	32,412.35	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

CDC	72292	6/07/05 0:00	6/06/17 23:59	8,45	—	750.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

19

iv. Map (Mining Titles)

706 000
708 000
710 000
712 000
714 000
716 000
718 000
720 000
5 338 000
5 336 000
5 334 000
5 332 000
CADILLAC
MALARTIC
FOURNIERE
SURIMAU
117
1:2 000 000
1:60 000
Kilomètres
Legend
CHL Property
East Amphi Property
TOWNSHIP
OSISKO
Localisation
Canadian Malartic Property
NTS 32D01
Prepared by: Lavinia Cloutier
Asked by: Eric Labbé

20

SCHEDULE E

MEXICAN PROPERTIES (GUERRERO)

HELD BY MINERA EL PATRON, S.A. de C.V.

Lot	Title	Concessionaire	Origin of rights	Terms of option (if applicable)

“La Imperial”	199,932	José Mauro Navarro Martínez

Exploration and Exploitation Agreement with Purchase Option, executed on October 30, 2012 between Mr. José Mauro Navarro Martínez, with the consent of his wife, and Minera el Patron, S.A. de C.V., amended through an Amending Agreement executed on June 21, 2013.

Minera el Patron, S.A. de C.V. has the exclusive right to explore and exploit the mining lot covered by this concession during the life of this concession, as well as an option to acquire title to this concession for a purchase price of US$250,000.

It was agreed that Minera el Patron, S.A. de C.V. shall pay to the concessionaire a consideration for the above rights, in the total amount of US$250,000, according with the following calendar of payments:

+ US$5,000, plus VAT, paid before the execution of the agreement.

 +US$20,000, plus VAT, paid at the execution of this agreement by the concessionaire and his wife.

+Monthly payment of US$3,000, plus VAT, from June 24, 2013 to September 24, 2014.

+US$177,000, plus VAT, on or before October 24, 2014. It shall be considered that the purchase option was exercise when this payment is made.

All payments made to the concessionaire, as part of the above consideration will apply to the purchase price, in the event that Minera el Patron, S.A. de C.V. exercises the purchase option.

Minera el Patron, S.A. de C.V. shall pay the mining duties due of this concession during the life of this agreement.

No royalty was agreed.

Minera el Patron, S.A. de C.V. has the right to terminate this agreement at any time.

1

Lot	Title	Concessionaire	Origin of rights	Terms of option (if applicable)

“San Miguel”	212,167	Antonio Deloya Leyva (33%), Antonio Deloya Téllez (33%) and Olegario Deloya Leyva (34%)

Exploration and Exploitation Agreement with Purchase Option executed on June 28, 2012, between Olegario Deloya Leyva and Antonio Deloya Leyva, with the consent of their wives, on one hand, and Minera el Patron, S.A. de C.V.

Minera el Patron, S.A. de C.V. has the exclusive right to explore and exploit the mining lot covered by this concession during the life of this concession, granted by Antonio Deloya Leyva and Olegario Deloya Leyva (“Deloya-Leyva”).  Deloya-Leyva (i) waived to their preferential right to acquire the rights on this concession held by Mr. Antonio Deloya Tellez, as long as these rights are assigned to Minera el Patron, S.A. de C.V., and (ii) Deloya-Leyva granted to Minera el Patron, S.A. de C.V. the option to purchase their rights on this concession, subject to the condition that Deloya-Leyva notify to the executor of the Estate of Mr. Antonio Deloya Tellez of their intention to assign their rights on this concession to Minera el Patron, S.A. de C.V. and the right of the estate of Antonio Deloya Tellez on the concession rights held by Deloya-Leyva expires.

In the event that Deloya-Leyva are legally declared the heirs of the estate of Mr. Antonio Deloya Tellez, Deloya-Leyva bound themselves to perform the acts and execute the necessary contracts to subject the rights of the estate of Mr. Antonio Deloya Tellez on this concession to the agreement executed between Deloya-Leyva and Minera el Patron, S.A. de C.V. on June 28, 2012 on this concession.

In the event that the preferential right of Mr. Antonio Deloya Tellez in connection to the rights of Deloya-Leyva on this concession, has expired and Minera el Patron, S.A. de C.V. resolves to exercise the option to purchase the rights of Deloya-Leyva on this concession, Deloya-Leyva shall assign their rights to this concession within a term of 30 calendar days after Minera el Patron, S.A. de C.V. exercises such option.

The purchase price agreed with Deloya-Leyva for 100% of this concession is US$500,000, plus VAT. In the event that Deloya-Leyva only assigns part of the mining concession rights of this lot to Minera el Patron, S.A. de C.V., this purchase price shall be reduced accordingly.

Minera el Patron, S.A. de C.V. shall pay the mining duties due for this concession since it was granted and during the life of this agreement.

No royalty was agreed.

Minera el Patron, S.A. de C.V. has the right to terminate this agreement at any time.

Osisko is considering the termination of this Exploration and Exploitation Agreement with Purchase Option

2

Lot	Title	Concessionaire	Origin of rights	Terms of option (if applicable)

“Magaly”	240,297	Minera el Patrón, S.A. de C.V.	No liens or contracts were found at the PRM on this concession, other than the Assignment Agreement dated June 7, 2012 executed by Minera el Patron, S.A. de C.V. to acquire this concession.	Not applicable

“Yessica”	238,924	Anabel Arriaga Ontiveros (50%) and Yessica Betania Leyva Avalos (50)%.

Exploration and Exploitation Agreement with Purchase Option, executed on January 4, 2013 between Anabel Arriaga Ontiveros and Yessica Betania Leyva Avalos, on one hand, and Minera El Patron, S.A. de C.V., on the other.

Minera el Patron, S.A. de C.V. has the exclusive right to explore and exploit the mining lot covered by this concession and the “Yessica” lot, title 238,924 during the life of this concession, as well as an option to acquire title to this concession and the mining concession of the “Yessica” lot, title 238,924, for a total purchase price of US$250,000, plus the corresponding value added tax.

It was agreed that Minera el Patron, S.A. de C.V. shall pay to the concessionaires a consideration for the above rights, in the total amount of US$250,000, according with the following calendar of payments:

+ US$50,000, plus VAT, at the execution of this agreement.

+US$100,000, plus VAT, on or before 12 months as of January 4, 2013.

+ US$100,000, plus VAT, on or before 24 months as of January 4, 2013.

All payments made to the concessionaire, as part of the above consideration will apply to the purchase price, in the event that Minera el Patron, S.A. de C.V. exercises the purchase option.

Minera el Patron, S.A. de C.V. shall pay the mining duties due of this concession during the life of this agreement.

No royalty was agreed.

Minera el Patron, S.A. de C.V. has the right to terminate this agreement at any time.

3

Lot	Title	Concessionaire	Origin of rights	Terms of option (if applicable)

“El Tejocote”	238952	Anabel Arriaga Ontiveros (50%) and Yessica Betania Leyva Avalos (50)%.

Exploration and Exploitation Agreement with Purchase Option, executed on January 4, 2013 between Anabel Arriaga Ontiveros and Yessica Betania Leyva Avalos, on one hand, and Minera El Patron, S.A. de C.V., on the other.

Minera el Patron, S.A. de C.V. has the exclusive right to explore and exploit the mining lot covered by this concession and the “El Tejocote” lot, title 238,952 during the life of this concession, as well as an option to acquire title to this concession and the mining concession of the “El Tejocote” lot, title 238,952, for a total purchase price of US$250,000, plus the corresponding value added tax.

It was agreed that Minera el Patron, S.A. de C.V. shall pay to the concessionaires a consideration for the above rights, in the total amount of US$250,000, according with the following calendar of payments:

+ US$50,000, plus VAT, at the execution of this agreement.

+US$100,000, plus VAT, on or before 12 months as of January 4, 2013.

+ US$100,000, plus VAT, on or before 24 months as of January 4, 2013.

All payments made to the concessionaire, as part of the above consideration will apply to the purchase price, in the event that Minera el Patron, S.A. de C.V. exercises the purchase option.

Minera el Patron, S.A. de C.V. shall pay the mining duties due of this concession during the life of this agreement.

No royalty was agreed.

Minera el Patron, S.A. de C.V. has the right to terminate this agreement at any time.

“Mazatlán”	240,665	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.

“El Encanto”	241,068	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.

“El Encanto I	241,259	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.

4

Lot	Title	Concessionaire	Origin of rights	Terms of option (if applicable)

“Centenario”	241,687	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.

“Los Amates”	242,691	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.

5

SCHEDULE E

OTHER MATERIAL PROPERTIES

A — QUÉBEC PROPERTIES

HELD BY OSISKO MINING LTD.

i. Pandora Property

Type	Title No	Township	Status	Staking Date	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	Required Work	NSR

CL	5267386	CADILLAC	Active	22-Nov-2003	17-Sep-2004	16-Sep-2014	17-Jul-2014	3.3	$0.00	$750.00
CL	3984274	CADILLAC	Active	30-Oct-1980	17-Nov-1980	29-Oct-2014	29-Aug-2014	6	$0.00	$1,000.00	0.5% Barrick
CL	3984275	CADILLAC	Active	30-Oct-1980	17-Nov-1980	29-Oct-2014	29-Aug-2014	6	$0.00	$1,000.00	0.5% Barrick
CL	C008821	CADILLAC	Active	16-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	22.29	$264,621.42	$1,000.00	0.5% Barrick
CL	C008822	CADILLAC	Active	16-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	19.29	$411,415.60	$1,000.00	0.5% Barrick
CL	C001801	CADILLAC	Active	27-Jun-1924	22-Aug-1924	13-Jan-2015	13-Nov-2014	18.32	$0.00	$1,000.00	0.5% Barrick
CL	C001802	CADILLAC	Active	26-Jun-1924	22-Aug-1924	13-Jan-2015	13-Nov-2014	20.66	$0.00	$1,000.00	0.5% Barrick
CL	C001803	CADILLAC	Active	27-Jun-1924	22-Aug-1924	13-Jan-2015	13-Nov-2014	31.72	$0.00	$2,500.00	0.5% Barrick
CL	C001811	CADILLAC	Active	29-Jun-1924	22-Aug-1924	13-Jan-2015	13-Nov-2014	27.6	$0.00	$2,500.00	0.5% Barrick
CL	C004581	CADILLAC	Active	1-Sep-1924	28-Oct-1924	3-Jun-2017	3-Apr-2017	22.74	$47,782.86	$1,000.00	0.5% Barrick
CL	C006681	CADILLAC	Active	1-Dec-1924	16-Jan-1925	31-Aug-2017	1-Jul-2017	16.81	$10,087.45	$1,000.00	0.5% Barrick
CL	C006682	CADILLAC	Active	1-Dec-1924	16-Jan-1925	31-Aug-2017	1-Jul-2017	14.25	$380,195.66	$1,000.00	0.5% Barrick
CL	C006691	CADILLAC	Active	1-Dec-1924	16-Jan-1925	31-Aug-2017	1-Jul-2017	14.4	$0.00	$1,000.00	0.5% Barrick
CL	C006692	CADILLAC	Active	1-Dec-1924	16-Jan-1925	31-Aug-2017	1-Jul-2017	17.62	$68,838.35	$1,000.00	0.5% Barrick

Type	Title No	Township	Status	Staking Date	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	Required Work	NSR

CL	C006701	CADILLAC	Active	16-Jan-1925	11-Mar-1925	31-Aug-2017	1-Jul-2017	16.5	$9,451.56	$1,000.00	0.5% Barrick
CL	C006702	CADILLAC	Active	16-Jan-1925	11-Mar-1925	31-Aug-2017	1-Jul-2017	17.49	$0.00	$1,000.00	0.5% Barrick
CL	C006711	CADILLAC	Active	27-Mar-1925	8-May-1925	31-Aug-2017	1-Jul-2017	19.6	$61,797.30	$1,000.00	0.5% Barrick
CL	C006712	CADILLAC	Active	27-Mar-1925	8-May-1925	31-Aug-2017	1-Jul-2017	21.04	$188,445.38	$1,000.00	0.5% Barrick
CL	5250628	CADILLAC	Active	4-Oct-2006	13-Nov-2006	12-Nov-2016	12-Sep-2016	0.28	$1,100.00	$750.00

ii. Wood-Pandora Property

This property is subject to a Joint Venture with Globex Mining Enterprises Inc. (see Joint Venture Agreement between Globex Mining Enterprises Inc. and Osisko Mining Ltd., dated as of July 1st, 2004, as amended on December 1st, 2005 and October 17, 2006).

Each party currently holds a 50% interest in the Joint Venture.

Type	Title No	Township	Status	Staking Date	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	NSR	Registered Holder

CL	C008831	CADILLAC	Active	18-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	23.95	$1,100.00	A	Osisko Mining Ltd.
CL	C008832	CADILLAC	Active	18-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	21.22	$1,100.00	A	Osisko Mining Ltd.
CL	C008833	CADILLAC	Active	19-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	23.76	$1,100.00	A	Osisko Mining Ltd.
CL	C008811	CADILLAC	Active	18-Nov-1927	12-Jan-1928	17-Nov-2014	17-Sep-2014	16.58	$1,100.00	A	Osisko Mining Ltd.

Type	Title No	Township	Status	Staking Date	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	NSR	Registered Holder

CL	C008812	CADILLAC	Active	18-Nov-1927	12-Jan-1928	17-Nov-2014	17-Sep-2014	19.1	$1,100.00	A	Osisko Mining Ltd.
CL	C008813	CADILLAC	Active	18-Nov-1927	12-Jan-1928	17-Nov-2014	17-Sep-2014	22.27	$1,100.00	A	Osisko Mining Ltd.
CL	C008814	CADILLAC	Active	18-Nov-1927	12-Jan-1928	17-Nov-2014	17-Sep-2014	22.9	$1,100.00	A	Osisko Mining Ltd.
CL	C002831	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	13.31	$1,100.00	A	Osisko Mining Ltd.
CL	C002832	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	12.1	$1,100.00	A	Osisko Mining Ltd.
CL	C002833	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	10.55	$55,324.59	A	Osisko Mining Ltd.
CL	C002834	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	23.42	$175,745.48	A	Osisko Mining Ltd.
CL	C002835	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	15.92	$176,774.97	A	Osisko Mining Ltd.
CL	C002841	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	20.52	$6,888.53	A	Osisko Mining Ltd.
CL	C002842	CADILLAC	Active	3-Nov-1930	21-Nov-1930	1-Mar-2015	30-Dec-2014	34.46	$183,122.41	A	Osisko Mining Ltd.
CL	5215015	CADILLAC	Active	16-Apr-1999	28-May-1999	27-May-2015	27-Mar-2015	6	$1,100.00		Osisko Mining Ltd.
CL	5241662	CADILLAC	Active	14-Apr-1999	28-May-1999	27-May-2015	27-Mar-2015	16	$1,100.00		Osisko Mining Ltd.
CL	5267387	CADILLAC	Active	23-Nov-2003	17-Sep-2004	16-Sep-2016	17-Jul-2016	0.9	$1,100.00		Osisko Mining Ltd.
CM	289	CADILLAC	Activ		27-Aug-1937			156.96		A	Osisko Mining Ltd.
CL	3269911	CADILLAC	Active	6-Apr-1973	25-Apr-1973	5-Apr-2015	3-Feb-2015	1,20	$10,940.12	C	Globex Mining Ent. Inc.
CL	3269912	CADILLAC	Active	6-Apr-1973	25-Apr-1973	5-Apr-2015	3-Feb-2015	69,80	$444,014.12	C	Globex Mining Ent. Inc.
CL	5101085	CADILLAC	Active	15-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	24,8	$1,100.00	B	Globex Mining Ent. Inc.
CL	5101087	CADILLAC	Active	15-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	21,3	$82,576.36	B	Globex Mining Ent. Inc.
CL	5139982	CADILLAC	Active	14-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	20,6	$1,100.00	B	Globex Mining Ent. Inc.

Type	Title No	Township	Status	Staking Date	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	NSR	Registered Holder

CL	5139997	CADILLAC	Active	12-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	27,5	$822,935.04	B	Globex Mining Ent. Inc.
CL	5141738	CADILLAC	Active	17-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	19	$230,657.87	B	Globex Mining Ent. Inc.
CL	5141739	CADILLAC	Active	17-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	34,8	$552,340.13	B	Globex Mining Ent. Inc.
CL	5144635	CADILLAC	Active	13-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	16,9	$1,100.00	B	Globex Mining Ent. Inc.
CL	5151114	CADILLAC	Active	27-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	18,9	$359,670.36	B	Globex Mining Ent. Inc.

Royalty Description

A: 0,5% NSR payable to Barrick Gold

B: 2% NSR payable to Terry O’Conner, Réal Gauthier, Gestion Gagné Trudel Inc., Raymond Bédard, Edouard Bédard and Jack Stoch

C: 1.5% NSR payable to KWG Resources Inc.

iii. Sector Casault Claims

Type	Title No	Status	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	Required Work

CDC	2335191	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	5.31	$0.00	$1,000.00
CDC	2335192	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	27.55	$0.00	$2,500.00
CDC	2335193	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	2.48	$0.00	$1,000.00
CDC	2335194	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	20.96	$0.00	$1,000.00
CDC	2335195	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	3.79	$0.00	$1,000.00
CDC	2335196	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	5.17	$0.00	$1,000.00
CDC	2331764	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	12.62	$30,784.25	$1,000.00
CDC	2331765	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	16.82	$41,029.40	$1,000.00

Type	Title No	Status	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	Required Work

CDC	2331766	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	10.49	$25,588.49	$1,000.00
CDC	2331767	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	9.32	$22,540.73	$1,000.00
CDC	2331768	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	9.47	$19,958.01	$1,000.00
CDC	2331769	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	9.73	$23,726.14	$1,000.00
CDC	2331770	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	1.19	$2,795.46	$1,000.00
CDC	2331771	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	25.23	$61,544.10	$2,500.00
CDC	2331772	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	33.63	$82,034.41	$2,500.00
CDC	2331773	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	18.26	$38,042.02	$1,000.00
CDC	2331774	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	14.85	$36,223.94	$1,000.00
CDC	2331775	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	14.69	$35,833.65	$1,000.00
CDC	2331776	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	14.73	$35,931.22	$1,000.00
CDC	2331777	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	1.92	$2,389.60	$1,000.00
CDC	2175861	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	4.5	$0.00	$500.00
CDC	2175862	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	55.36	$0.00	$500.00
CDC	2175864	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	50.77	$0.00	$1,200.00
CDC	2175867	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	21.72	$0.00	$500.00
CDC	2175868	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	37.1	$0.00	$1,200.00
CDC	2175869	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	40.51	$0.00	$1,200.00
CDC	2175870	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	40.66	$0.00	$1,200.00
CDC	2175871	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	40.63	$0.00	$1,200.00
CDC	2175872	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	53.44	$0.00	$1,200.00
CDC	2335050	Active	2-Apr-2012	24-Dec-2014	24-Oct-2014	2.77	$0.00	$1,000.00
CDC	2335055	Active	2-Apr-2012	24-Dec-2014	24-Oct-2014	50.86	$0.00	$2,500.00
CDC	2335058	Active	2-Apr-2012	24-Dec-2014	24-Oct-2014	4.58	$0.00	$1,000.00
CDC	2335269	Active	2-Apr-2012	24-Dec-2014	24-Oct-2014	55.37	$0.00	$2,500.00
						716.48	$458,421.42	$40,200.00

B - HAMMOND REEF GOLD PROPERTY

HELD BY OSISKO HAMMOND REEF GOLD LTD.

i. Manley Property

Grant/Lease#	Township	Parcel #	Patent	Area (ac.)	PIN

X-313 (MRO)	Sawbill Lake Area	23161RR	P1088&P997	80	56066-2748
X-314	Sawbill Lake Area	23161RR	P1088&P997	80	56066-2748
X-323 (MRO)	Sawbill Lake Area	23161RR	P1088&P997	63	56066-2748

ii. Hammond Reef Property

Grant/Lease#	Township	Parcel #	Patent	Area (ac.)

X-337 (FF1259)	Sawbill Lake Area	11028	S-3157	40
R-612 (FF1260)	Sawbill Lake Area	11029	S-3158	40
X-316 (FF1261)	Sawbill Lake Area	11030	S-3159	40
X-321 (FF1262)	Sawbill Lake Area	11031	S-3160	54
X-317 (FF1270)	Sawbill Lake Area	11032	S-3161	80
X-338 (FF1267)	Sawbill Lake Area	11033	S-3162	72
X-319 (FF1263)	Sawbill Lake Area	11034	S-3163	40
1063RRL	Sawbill Lake Area			385.97

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	778720	Sawbill Bay Area	10-Sep-84	10-Sep-17	16	1
TB	778721	Sawbill Bay Area	10-Sep-84	10-Sep-17	16	1
TB	778722	Sawbill Bay Area	21-Nov-84	21-Nov-17	16	1
TB	778723	Sawbill Bay Area	21-Nov-84	21-Nov-17	16	1
TB	778724	Sawbill Bay Area	21-Nov-84	21-Nov-17	16	1
TB	802474	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802475	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802476	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802478	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802485	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802486	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802494	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802495	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802499	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802500	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802502	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802503	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802504	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802505	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802506	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802507	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802508	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802518	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802519	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802520	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802521	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802522	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802523	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802524	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	802525	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802527	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802528	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802529	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802530	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802531	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802532	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802533	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802534	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802535	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802536	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802537	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802538	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802540	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	819354	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819355	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819356	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819357	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819358	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819359	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819360	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819361	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819362	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819363	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819364	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819365	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819366	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819367	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819368	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819369	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819370	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819379	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819380	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	819381	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819382	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819383	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819384	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819385	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819386	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819387	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819388	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819389	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819390	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819391	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819392	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819393	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819394	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819395	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819396	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819397	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	854787	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854788	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854789	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854790	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854791	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854792	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854793	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854794	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854795	Sawbill Bay Area	05-May-86	05-May-17	16	1
TB	854796	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854797	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854798	Finlayson Lake	05-May-86	05-May-17	16	1
TB	895928	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	895929	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	895930	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	895931	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	895933	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	895934	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	1025179	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025180	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025181	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025182	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025183	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025184	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025185	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025186	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025187	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025188	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025189	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025190	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025191	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025192	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025193	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025194	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025195	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025196	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1216093	Sawbill Bay Area	24-Apr-97	24-Apr-17	192	12
TB	1216102	Sawbill Bay Area	24-Apr-97	24-Apr-17	256	16
TB	1216103	Sawbill Bay Area	24-Apr-97	24-Apr-17	256	16
TB	1216104	Sawbill Bay Area	24-Apr-97	24-Apr-17	256	16
TB	1216105	Sawbill Bay Area	24-Apr-97	24-Apr-17	256	16
TB	1216424	Sawbill Bay Area	24-Apr-97	24-Apr-17	128	8
TB	1216425	Sawbill Bay Area	07-May-97	07-May-17	256	16

					3440	215

iii. Osisko Staked Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4254989	Norway Lake	05-May-10	05-May-15	256	16
TB	4254990	Norway Lake	05-May-10	05-May-15	256	16
TB	4254991	Norway Lake	05-May-10	05-May-15	256	16
TB	4254992	Norway Lake	05-May-10	05-May-15	240	15
TB	4254993	Richardson Lake	05-May-10	05-May-15	192	12
TB	4254994	Richardson Lake	05-May-10	05-May-15	256	16
TB	4219012	Ramsay Wright	10-Jun-08	10-Jun-15	256	16
TB	4219013	Ramsay Wright	10-Jun-08	10-Jun-15	176	11
TB	4219014	Ramsay Wright	10-Jun-08	10-Jun-15	240	15
TB	4219015	Sawbill Bay Area	10-Jun-08	10-Jun-15	256	16
TB	4215818	Finlayson Lake	27-Jun-07	27-Jun-15	240	15
TB	4215819	Finlayson Lake	27-Jun-07	27-Jun-15	256	16
TB	4215820	Finlayson Lake	27-Jun-07	27-Jun-15	176	11
TB	4215821	Finlayson Lake	27-Jun-07	27-Jun-15	192	12
TB	4215822	Finlayson Lake	27-Jun-07	27-Jun-15	240	15
TB	4215823	Finlayson Lake	27-Jun-07	27-Jun-15	128	8
TB	4215824	Finlayson Lake	27-Jun-07	27-Jun-15	112	7
TB	4215825	Finlayson Lake	27-Jun-07	27-Jun-15	256	16
TB	3016881	Sawbill Bay Area	27-Jul-09	27-Jul-15	128	8
TB	4249641	Sawbill Bay Area	07-Aug-09	07-Aug-15	224	14
TB	4249642	Sawbill Bay Area	07-Aug-09	07-Aug-15	224	14
TB	4249643	Sawbill Bay Area	07-Aug-09	07-Aug-15	240	15
TB	4249645	Sawbill Bay Area	07-Aug-09	07-Aug-15	176	11
TB	4249646	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16
TB	4249648	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16
TB	4249649	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16
TB	4249651	Sawbill Bay Area	07-Aug-09	07-Aug-15	192	12
TB	4249652	Sawbill Bay Area	07-Aug-09	07-Aug-15	192	12

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units
TB	4249653	Sawbill Bay Area	07-Aug-09	07-Aug-15	192	12
TB	4249654	Sawbill Bay Area	07-Aug-09	07-Aug-15	192	12
TB	4249655	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16
TB	4249656	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16

TB	4249657	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16
TB	4249658	Sawbill Bay Area	21-Aug-09	07-Aug-15	256	16
TB	4249659	Sawbill Bay Area	21-Aug-09	07-Aug-15	256	16
TB	3016812	Sawbill Bay Area	17-Aug-09	17-Aug-15	256	16
TB	3016816	Sawbill Bay Area	17-Aug-09	17-Aug-15	240	15
TB	3016821	Sawbill Bay Area	17-Aug-09	17-Aug-15	96	6
TB	3016822	Sawbill Bay Area	17-Aug-09	17-Aug-15	192	12
TB	3016874	Sawbill Bay Area	17-Aug-09	17-Aug-15	144	9
TB	3016875	Sawbill Bay Area	17-Aug-09	17-Aug-15	256	16
TB	3016876	Sawbill Bay Area	17-Aug-09	17-Aug-15	240	15
TB	3016877	Sawbill Bay Area	17-Aug-09	17-Aug-15	240	15
TB	3016878	Sawbill Bay Area	17-Aug-09	17-Aug-15	240	15
TB	4244240	Sawbill Bay Area	21-Aug-09	21-Aug-15	128	8
TB	4249660	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249661	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249663	Sawbill Bay Area	21-Aug-09	21-Aug-15	192	12
TB	4249664	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249665	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249666	Sawbill Bay Area	21-Aug-09	21-Aug-15	176	11
TB	4249667	Sawbill Bay Area	21-Aug-09	21-Aug-15	128	8
TB	4249668	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249669	Sawbill Bay Area	21-Aug-09	21-Aug-15	240	15
TB	4257151	Norway Lake	27-Aug-10	27-Aug-15	16	1
TB	3016819	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016825	Sawbill Bay Area	31-Aug-09	31-Aug-15	192	12
TB	3016827	McCaul	31-Aug-09	31-Aug-15	192	12
TB	3016828	Sawbill Bay Area	31-Aug-09	31-Aug-15	192	12
TB	3016843	McCaul	31-Aug-09	31-Aug-15	160	10
TB	3016844	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units
TB	3016845	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016848	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016849	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016850	McCaul	31-Aug-09	31-Aug-15	160	10
TB	3016851	McCaul	31-Aug-09	31-Aug-15	144	9
TB	3016852	McCaul	31-Aug-09	31-Aug-15	144	9
TB	3016879	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016769	Sawbill Bay Area	04-Sep-09	04-Sep-15	256	16
TB	3016853	Sawbill Bay Area	04-Sep-09	04-Sep-15	256	16
TB	3016854	Sawbill Bay Area	04-Sep-09	04-Sep-15	224	14
TB	3016856	Sawbill Bay Area	04-Sep-09	04-Sep-15	64	4
TB	4250543	McCaul	04-Sep-09	04-Sep-15	256	16
TB	4250545	Schwenger	04-Sep-09	04-Sep-15	192	12
TB	4250546	Schwenger	04-Sep-09	04-Sep-15	144	9
TB	4250547	Finlayson Lake	04-Sep-09	04-Sep-15	160	10
TB	4250640	Finlayson Lake	04-Sep-09	04-Sep-15	112	7
TB	4250641	Finlayson Lake	04-Sep-09	04-Sep-15	160	10
TB	4250642	Finlayson Lake	04-Sep-09	04-Sep-15	160	10
TB	4249680	Norway Lake	21-Oct-09	21-Oct-15	48	3
TB	3016777	Sawbill Bay Area	27-Jul-09	27-Jul-15	192	12
TB	3016809	Sawbill Bay Area	27-Jul-09	27-Jul-15	96	6
TB	3016861	Sawbill Bay Area	27-Jul-09	27-Jul-15	144	9
TB	3016880	Sawbill Bay Area	27-Jul-09	27-Jul-15	64	4
TB	3016882	Ramsay Wright	27-Jul-09	27-Jul-15	176	11
TB	3016883	Sawbill Bay Area	27-Jul-09	27-Jul-15	96	6
TB	4242298	Sawbill Bay Area	27-Jul-09	27-Jul-15	64	4
TB	4244570	Sawbill Bay Area	27-Jul-09	27-Jul-15	240	15
TB	4249644	Sawbill Bay Area	07-Aug-09	07-Aug-16	256	16
TB	4211645	Sawbill Bay Area	23-Jun-06	23-Jun-16	16	1
TB	4249647	Sawbill Bay Area	07-Aug-09	07-Aug-17	192	12
TB	4249650	Sawbill Bay Area	07-Aug-09	07-Aug-16	256	16
TB	4249662	Sawbill Bay Area	21-Aug-09	21-Aug-17	224	14
TB	4229106	Ramsay Wright	26-Feb-08	26-Feb-17	160	10
TB	4229107	Ramsay Wright	26-Feb-08	26-Feb-17	224	14

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units
TB	4229108	Sawbill Bay Area	26-Feb-08	26-Feb-17	160	10

					18816	1176

iv. Jack Lake Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4208720	McCaul	24-Mar-06	24-Mar-15	256	16
TB	4208721	McCaul	24-Mar-06	24-Mar-15	240	15
TB	4219055	Sawbill Bay Area	22-Jan-08	22-Jan-15	192	12
TB	4219056	Ramsay Wright	22-Jan-08	22-Jan-15	256	16

					944	59

v. Bjorkman-Fenwick Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	3008246	Finlayson Lake	27-Mar-08	27-Mar-15	240	15
TB	4208722	Finlayson Lake	24-Mar-06	24-Mar-17	240	15
TB	4208723	Finlayson Lake	24-Mar-06	24-Mar-17	256	16
TB	4211642	Finlayson Lake	26-Jan-07	26-Jan-17	112	7
TB	4211708	Finlayson Lake	25-Aug-06	25-Aug-16	240	15
TB	4211709	Finlayson Lake	25-Aug-06	25-Aug-15	256	16
TB	4212032	Finlayson Lake	26-Jan-07	26-Jan-17	240	15
TB	4212033	Finlayson Lake	26-Jan-07	26-Jan-17	192	12
TB	4212029	Sawbill Bay Area	15-Nov-06	15-Nov-14	112	7
TB	4212030	Sawbill Bay Area	15-Nov-06	15-Nov-14	96	6
TB	4212031	Sawbill Bay Area	15-Nov-06	15-Nov-15	256	16
TB	4212070	Sawbill Bay Area	02-Jan-07	02-Jan-17	64	4

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4212137	Sawbill Bay Area	02-Jan-07	02-Jan-17	144	9
TB	4212138	Sawbill Bay Area	02-Jan-07	02-Jan-17	64	4
TB	4212139	Sawbill Bay Area	02-Jan-07	02-Jan-17	32	2
TB	4212140	Sawbill Bay Area	02-Jan-07	02-Jan-17	176	11

					2720	170

vi. Hawk Bay Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4212142	Sawbill Bay Area	13-Mar-07	13-Mar-17	256	16
TB	4212143	Sawbill Bay Area	13-Mar-07	13-Mar-17	256	16
TB	4219053	Ramsay Wright	22-Jan-08	22-Jan-17	256	16
TB	4219054	Ramsay Wright	22-Jan-08	22-Jan-17	256	16

					1024	64

vii. Sande Stewart Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	1196879	Sawbill Bay Area	21-Nov-05	21-Nov-16	32	2
TB	1196880	Sawbill Bay Area	21-Nov-05	21-Nov-16	16	1
TB	875440	Sawbill Bay Area	22-Oct-86	22-Oct-16	16	1
TB	875442	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1
TB	919977	Sawbill Bay Area	15-Dec-86	15-Dec-16	16	1

TB	919978	Sawbill Bay Area	15-Dec-86	15-Dec-16	16	1
TB	968047	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1
TB	968051	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1
TB	968053	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1
TB	968054	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1

					176	11

viii. Golden Winner Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4212095	Norway Lake	01-Sep-06	01-Sep-15	224	14
TB	4212096	Norway Lake	01-Sep-06	01-Sep-15	224	14
TB	4212097	Norway Lake	01-Sep-06	01-Sep-15	224	14
TB	4212099	Norway Lake	01-Sep-06	01-Sep-16	256	16
TB	4212100	Norway Lake	01-Sep-06	01-Sep-16	256	16

					1184	74

ix. Atikokan West

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4260218	Baker	10-janv-11	10-janv-16	128	8
TB	4260219	Baker	10-janv-11	10-janv-16	256	16
TB	4260220	Baker	10-janv-11	10-janv-16	256	16
TB	4260231	Baker	10-janv-11	10-janv-16	64	4
TB	4260232	Baker	10-janv-11	10-janv-16	128	8
TB	4260233	Baker	10-janv-11	10-janv-16	256	16
TB	4260234	Baker	10-janv-11	10-janv-16	240	15

TB	4260235	Baker	10-janv-11	10-janv-16	64	4
TB	4260236	Crowrock Lake	10-janv-11	10-janv-16	256	16
TB	4260237	Crowrock Lake	10-janv-11	10-janv-16	128	8
TB	4260238	Crowrock Lake	10-janv-11	10-janv-16	256	16
TB	4260239	Crowrock Lake	10-janv-11	10-janv-16	128	8

					2160	135

Hammond Reef Gold Property — NSR

Mining Titles	Agreements and Encumbrances

Patented claims X-337 (FF1259), R-612 (FF1260), X-316 (FF1261), X-321 (FF1262), X-317 (FF1270), X-338 (FF1267), X-319 (FF1263)

Lease 1063RRL

Unpatented claims 778720, 778721, 778722, 778723, 778724, 802474, 802475, 802476, 802478, 802485, 802486, 802494, 802495, 802499, 802500, 802502, 802503, 802504, 802505, 802506, 802507, 802508, 802518, 802519, 802520, 802521, 802522, 802523, 802524, 802525, 802527, 802528, 802529, 802530, 802531, 802532, 802533, 802534, 802535, 802536, 802537, 802538, 802540, 819354, 819355, 819356, 819357, 819358, 819359, 819360, 819361, 819362, 819363, 819364, 819365, 819366, 819367, 819368, 819369, 819370, 819379, 819380, 819381, 819382, 819383, 819384, 819385, 819386, 819387, 819388, 819389, 819390, 819391, 819392, 819393, 819394, 819395, 819396, 819397, 854787, 854788, 854789, 854790, 854791, 854792, 854793, 854794, 854795, 854796, 854797, 854798, 895928, 895929, 895930, 895931, 895933, 895934, 1025179, 1025180, 1025181, 1025182, 1025183, 1025184, 1025185, 1025186, 1025187, 1025188, 1025189, 1025190, 1025191, 1025192, 1025193, 1025194, 1025195, 1025196, 1216093, 1216102, 1216103, 1216104, 1216105, 1216424, 1216425

Mining titles 100% owned by OHRG.

These mining titles were purchased from Kinross. The mining titles are subject to a 2% NSR royalty in favor of Kinross. This NSR royalty is subject to a right of first refusal.

Unpatented claims 4215818 to 4215825 inclusive	Part of OHRG staked claims, 100% owned by OHRG These mining titles are subject to a 2% NSR royalty in favor of Kinross. This NSR royalty is subject to a right of first refusal.

Mining Titles	Agreements and Encumbrances

Unpatented claims 4250547, 4250640, 4250641, 4250642, 3016827, 3016843, 3016850, 3016851, 3016852, 4250543, 4249680, 4254989, 4254990, 4254991, 4254992, 4257151, 3016882, 4219012, 4219013, 4219014, 4229106, 4229107, 4254993, 4254994, 3016769, 3016777, 3016809, 3016812, 3016816, 3016819, 3016821, 3016822, 3016825, 3016828, 3016844, 3016845, 3016848, 3016849, 3016853, 3016854, 3016856, 3016861, 3016874, 3016875, 3016876, 3016877, 3016878, 3016879, 3016880, 3016881, 3016883, 4211645, 4219015, 4229108, 4242298, 4244240, 4244570, 4249641, 4249642, 4249643, 4249644, 4249645, 4249646, 4249647, 4249648, 4249649, 4249650, 4249651, 4249652, 4249653, 4249654, 4249655, 4249656, 4249657, 4249658, 4249659, 4249660, 4249661, 4249662, 4249663, 4249664, 4249665, 4249666, 4249667, 4249668, 4249669, 4250545, 4250546

Part of OHRG staked claims, 100% owned by OHRG These claims are not subject to any NSR royalty.

Patented claims X-313, X-314 and X-323

Manley Option (duly completed).

Mining titles 100% owned by OHRG.

These claims are subject to a 2% NSR royalty in favor of Kinross. Wilderness Canada Trips Incorporated is the owner of the surface rights over the patents X-313 and X-323.

On March 11, 2013, Wilderness Canada Trips Incorporated transferred to OHRG the surface rights over the patent X-314.

Mining Titles	Agreements and Encumbrances

Unpatented claims 4208720, 4208721, 4219055, 4219056

Jack Lake Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2.5% NSR royalty and annual advance royalty payments of $10,000 in favor of K. Bjorkman and K. Fenwick. Up to 1.5 percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

Unpatented claims 3008246, 4211642, 4211708, 4211709, 4212032, 4212033, 4212029, 4212030, 4212031, 4212070, 4212137, 4212138, 4212139, 4212140, 4208722, 4208723

Bjorkman-Fenwick Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2.5% NSR royalty and annual advance royalty payments of $20,000 in favor of K. Bjorkman, K. Fenwick and D. Devereaux. Up to 1.5 percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

Unpatented claims 4212142, 4212143, 4219053, 4219054

Hawk Bay Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2.5% NSR royalty and annual advance royalty payments of $10,000 in favor of K. Bjorkman and K. Fenwick. Up to one (1) percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

Mining Titles	Agreements and Encumbrances

Unpatented claims 4212095, 4212096, 4212097, 4212099, 4212100

Golden Winner Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2.5% NSR royalty and annual advance royalty payments of $10,000 in favor of K. Bjorkman. Up to 1.5 percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

Unpatented claims 1196879, 1196880, 875440, 875442, 919977, 919978, 968047, 968051, 968053, 968054

Sande & Stewart Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2% NSR royalty in favor of E. Stewart and D. Sande. Up to one (1) percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

C — KIRKLAND LAKE PROPERTY

HELD BY OSISKO MINING LTD.

i. Amalgamated Kirkland Property

Claim#	Type	Township	PIN	Project	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Expiry	Royalty

CLM328	Lease	Gauthier	61402-0838	Amalgamated Kirkland	LT**0225	1252.97		417.663	G8000409	4,233,245	5671LT	31-May-33	A, FN

Royalty Description

A: 0.61% NSR Payable to Leahy et. al.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

ii. Anoki Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1242075	GAUTHIER	2000-Jul-10	2014-Jul-10	1	16.00	$400	$0	FN
1242076	GAUTHIER	2000-Jul-10	2014-Jul-10	1	16.00	$400	$0	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L3893.5	Patent	Gauthier	61226-0772	T***1257	61.84	01-Feb	15.46	G8000815	$377,976	3018TIM	A, FN

L3894	Patent	Gauthier	61226-0771	T***1257	62.81	01-Feb	15.7	G8000828	$290,389	3019TIM	A, FN
L4239	Patent	Gauthier	61226-0276	T***1257	89.19	01-Feb	22.3	G8000829	$87,861	3515TIM	A, FN
L5506	Patent	Gauthier	61226-0279	T***1257	64.14	01-Feb	16.03	G8000877	$323,629	3764TIM	A, FN
L5506 (Pt.)	Patent	Gauthier	61226-0279							3764TIM	A, FN
L5694	Patent	Gauthier	61226-0655	T***1257	58.28	01-Feb	14.57	G8000697	$535,224	3765TIM	A, FN
L5732	Patent	Gauthier	61226-0653	T***1257	64.75	01-Feb	16.19	G8000830	$241,275	449CST	A, FN
L5732 (Pt.)	Patent	Gauthier	61226-0736							449CST	A, FN
L8116	Patent	Gauthier	61226-0274	T***1257	75.11	01-Feb	18.78	G80100117	$83,489	1532CST	A, FN
L8366	Patent	Gauthier	61226-0651	T***1257	61.03	01-Feb	15.26	G8000806	$2,689,911	1674CST	A, FN
L8471	Patent	Gauthier	61226-0650	T***1257	75.6	01-Feb	18.9	G8000807	$467,024	1687CST	A, FN
L8807	Patent	Gauthier	61226-0652	T***1257	65.24	01-Feb	16.31	G8000808	$117,867	1745CST	A, FN
L8828	Patent	Gauthier	61226-0647	T***1257	83.85	01-Feb	20.96	G8000751	$845,696	1750CST	A, FN
L8828 (Pt.)	Patent	Gauthier	61226-0734							1750CST	A, FN
L8977	Patent	Gauthier	61226-0289	T***1257	74.46	01-Feb	18.62	G8000878	$17,588	1774CST	A, FN
L8978	Patent	Gauthier	61226-0656	T***1257	61.19	01-Feb	15.3	G8000879	$60,088	1773CST	A, FN
L8979	Patent	Gauthier	61226-0646	T***1257	58.28	01-Feb	14.57	G8000968	$290,832	1772CST	A, FN
L8979 (Pt.)	Patent	Gauthier	61226-0733							1772CST	A, FN
L8980	Patent	Gauthier	61226-0670	T***1257	48.32	01-Feb	12.08			6258CST	A, FN
L9232	Patent	Gauthier	61226-0272 SRO								A, FN
L9232	Patent	Gauthier	61226-0273 MRO	T***1257	70.01	01-Feb	17.5			11280CST	A, FN
L9433	Patent	Gauthier	61226-0615	T***1257	76	01-Feb	19	G8000969		2101CST	A, FN
L9434	Patent	Gauthier	61226-0611	T***1257	56.33	01-Feb	14.08			2102CST	A, FN
L9435	Patent	Gauthier	61226-0612	T***1257	80.29	01-Feb	20.07			2103CST	A, FN
L9505	Patent	Gauthier	61226-0275	T***1257	49.86	01-Feb	12.46	G8080066	$3,175	2153CST	A, FN
L9613	Patent	Gauthier	61226-0669	T***1257	51.15	01-Feb	12.79	G8080067	$35,074	2145CST	A, FN
L9614	Patent	Gauthier	61226-0607	T***1257	71.71	01-Feb	17.93			2146CST	A, FN
L9615	Patent	Gauthier	61226-0601	T***1257	87.09	01-Feb	21.77	G80100169	$176	2147CST	A, FN
L10013	Patent	Gauthier	61226-0657	T***1257	59.08	01-Feb	14.77	G8000880		2518CST	A, FN
L19189	Patent	Gauthier	61226-0643	T***1257	46.94	01-Feb	11.74	G8000809	$2,178,283	2647CST	A, FN

L19262	Patent	Gauthier	61226-0644	T***1257	48.72	01-Feb	12.18	G8000707	$1,933,542	2648CST	A, FN
L25309	Patent	Gauthier	61226-0645	T***1257	67.5	01-Feb	16.87	G8000810	$600,028	5411CST	A, FN
L30893	Patent	Gauthier	61226-0288	T***1257	67.87	01-Feb	16.97	G8000882	$6,699	5407CST	A, FN
L31046	Patent	Gauthier	61226-0610	T***1257	70.3	01-Feb	17.58			5324CST	A, FN

Royalty Description

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

iii. Ashley Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1225983	GAUTHIER	2002-Oct-31	2015-Oct-31	6	96.00	$2,400	$0	C
4211868	GAUTHIER	2006-Oct-02	2014-Oct-02	2	32.00	$800	$0	C
4211902	GAUTHIER	2006-Nov-14	2017-Nov-14	1	16.00	$400	$0	C
4220233	GAUTHIER	2007-Jul-20	2015-Jul-20	2	32.00	$800	$0	C
4220234	GAUTHIER	2007-Jul-20	2015-Jul-20	2	32.00	$800	$1,668	C

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder

L9895	Patent	Gauthier	61226-0138							2177CST	A, B	Rogue Resources Inc. (100%)*
L8689	Patent	Gauthier	61226-0141							1704CST	A, B	Rogue Resources Inc. (100%)*
L8632	Patent	Gauthier	61226-0139 MRO							1703CST	A, B	Rogue Resources Inc. (100%)*

Royalty Description

A: 1% NSR payable to Goldcorp Inc.

*Rogue Resources Inc.’s patents were sold in 2012 to QMI (now Osisko Mining Ltd.). The mining registry needs to be modified in order to reflect the ownership of Osisko Mining Ltd.

B: 1% NSR Payable to Katrine Exploration & Developmnet Inc.

C: 2% NSR payable to Ashley Gold Mines Ltd.

iv. Casan Property

Claim#	Type	Township	PIN	Expiry	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

CLM311	Lease	Gauthier	61226-0700	30-Apr-29	LT**0397	895.19		298.395	G80100159	$105,587	5540LT

v. Cunningham Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

859580	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$20,247	A, FN
859581	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$36,148	A, FN
859582	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$17,882	A, FN
882658	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$36,235	A, FN
882659	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$864	A, FN
882660	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$926	A, FN
892274	LEBEL	1986-May-09	2017-May-09	1	16	$400	$51,433	A, FN
892275	LEBEL	1986-May-09	2017-May-09	1	16	$400	$31,615	A, FN
892276	LEBEL	1986-May-09	2017-May-09	1	16	$400	$370	A, FN
892277	LEBEL	1986-May-09	2017-May-09	1	16	$400	$463	A, FN
892278	LEBEL	1986-May-09	2017-May-09	1	16	$400	$20,045	A, FN
892279	LEBEL	1986-May-09	2017-May-09	1	16	$400	$247	A, FN
980442	LEBEL	1987-Jun-01	2017-Jun-01	1	16	$400	$772	A, FN
982172	LEBEL	1987-Jun-05	2017-Jun-05	1	16	$400	$679	A, FN

982173	LEBEL	1987-Jun-05	2017-Jun-05	1	16	$400	$648	A, FN
982174	LEBEL	1987-Jun-05	2017-Jun-05	1	16	$400	$710	A, FN
982175	LEBEL	1987-Jun-12	2017-Jun-12	1	16	$400	$617	A, FN
3009238	LEBEL	2003-Jun-02	2017-Jun-02	1	16	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L27141	Patent	Lebel	61227-0490				20.28			5419CST	A, FN
L27142	Patent	Lebel	61227-0491				18.96			5420CST	A, FN

Royalty Description

A: 2%NSR Payable to Leonard J. Cunningham

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

vi. Commodore Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

495894	LEBEL	1977-Nov-04	2015-May-18	1	16.00	$100	$19,744	G
550721	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$33,826	G
550722	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$0	G
550723	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$0	G
550724	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$0	G
550725	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550726	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550727	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550728	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550729	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550730	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
550822	GAUTHIER	1980-Apr-30	2015-Oct-30	1	16.00	$400	$1,855	G
550823	GAUTHIER	1980-Apr-30	2015-Oct-30	1	16.00	$400	$1,855	G
550829	GAUTHIER	1980-Dec-03	2015-Jun-16	1	16.00	$400	$1,855	G
550830	GAUTHIER	1980-Dec-03	2015-Jun-16	1	16.00	$400	$1,855	G
550831	GAUTHIER	1980-Dec-03	2015-Jun-16	1	16.00	$400	$1,855	G
550832	LEBEL	1980-Dec-03	2015-Jun-16	1	16.00	$400	$1,855	G
550833	LEBEL	1980-Dec-03	2015-Jun-16	1	16.00	$400	$4,069	G

550834	LEBEL	1980-Dec-03	2015-Jun-15	1	16.00	$400	$37,606	G
550835	GAUTHIER	1980-Dec-03	2015-May-07	1	16.00	$400	$0	G
550838	GAUTHIER	1980-Nov-28	2015-Jun-12	1	16.00	$400	$0	G
550839	GAUTHIER	1980-Nov-28	2015-Jun-12	1	16.00	$400	$0	G
598098	GAUTHIER	1981-Apr-21	2015-Nov-02	1	16.00	$100	$779	G
1096919	LEBEL	1989-May-04	2017-May-04	1	16.00	$400	$90,600	A, FN
1096920	LEBEL	1989-May-04	2017-May-04	1	16.00	$400	$19,332	A, FN
1205405	LEBEL	1995-Jan-26	2016-Jan-26	1	16.00	$400	$103	F
3006755	LEBEL	2004-Jun-02	2017-Jun-02	1	16.00	$400	$1,854
3006756	LEBEL	2004-Jun-02	2017-Jun-02	1	16.00	$400	$1,854
3009292	GAUTHIER	2003-Jun-13	2015-Jun-13	1	16.00	$399	$0	B
3009295	GAUTHIER	2003-Jun-13	2019-Jun-13	4	64.00	$1,600	$35,280	B
3009323	GAUTHIER	2008-Jun-17	2017-Jun-17	1	16.00	$400	$0	B
4202852	GAUTHIER	2005-Apr-07	2018-Apr-07	1	16.00	$400	$0	B
4247450	GAUTHIER	2009-Jun-24	2017-Jun-24	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder

LS109	Patent	Lebel	61227-0510	T***1215	66.53	01-Feb	16.633	G8000681	$66,496	1626CST	G	QMI & Newstrike Resources Ltd.*
LS110	Patent	Lebel	61227-0508	T***1215	72.04	01-Feb	18.009	G8000679	$59,191	1624CST	G	QMI & Newstrike Resources Ltd.*
LS111	Patent	Lebel	61227-0507								G	QMI & Newstrike Resources Ltd.*

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder
			SRO
			61227-0611 MRO	T***1215	75.11	01-Feb	18.778	G8000680	$12,256	3340CST	G	QMI & Newstrike Resources Ltd.*
LS141	Patent	Lebel	61227-0505	T***1215	67.34	01-Feb	16.836	G8000675	$17,459	1593CST	G	QMI &Newstrike Resources Ltd.*
LS453	Patent	Lebel	61227-0506	T***1215	75.92	01-Feb	18.89	G8000676	$4,833	1729CST	G	Osisko & Newstrike Resources Ltd.*
LS455	Patent	Lebel	61227-0485 MRO				13.64				G	QMI & Newstrike Resources Ltd.*
			61227-0694 MRO	T***1215	54.55	01-Feb		G8000674	$34,905	1705CST	G	QMI & Newstrike Resources Ltd.*
LS456	Patent	Lebel	61227-0488	T***1215	44.03	01-Feb	11.008	G8000671	$342,080	1706CST	G	QMI &Newstrike Resources Ltd.*
LS457	Patent	Lebel	61227-0487	T***1215	56.17	01-Feb	14.48	G8000672	$127,095	1707CST	G	QMI &Newstrike Resources Ltd.*
LS497	Patent	Lebel	61227-0498 SRO								G	QMI & Newstrike Resources Ltd.*
			61227-0691 MRO	T***1215	62.48	01-Feb	15.621	G8000678	$380,599	1675CST	G	QMI & Newstrike Resources Ltd.*
LS498	Patent	Lebel	61227-0496 SRO								G	QMI &Newstrike Resources Ltd.*
			61227-0690 MRO	T***1215	90.81	01-Feb	22.704	G8000677	$376,092	1676CST	G	QMI & Newstrike Resources Ltd.*
LS499	Patent	Lebel	61227-0486 MRO								G	QMI & Newstrike Resources Ltd.*
			61227-0686 MRO	T***1215	64.75	01-Feb	16.188	G8000673	$45,048	1677CST	G	QMI & Newstrike Resources Ltd.*
L3180	Patent	Lebel	61227-0483 SRO								C	Newstrike Resources Ltd.*
			61227-0685 MRO				12.18				C
L6406	Patent	Lebel	61227-0723				16.88			10217CST	C
L7127	Patent	Lebel	61227-0722				15.62			10216CST	C
L7477	Patent	Lebel	61227-0472				24.61			10213CST	C
L7478	Patent	Lebel	61227-0724				30.31			10214CST	C
L7479	Patent	Lebel	61227-0725				30.84			10214CST	C
L9688	Patent	Lebel	61227-0579 MRO	T***0467	63.13	01-Feb	15.78	G80100099	$42,686	2125CST	D, E, FN
L9689	Patent	Lebel	61227-0610	T***0467	63.29	01-Feb	15.83	G80100100	$39,344	2126CST	D, E, FN
L9690	Patent	Lebel	61227-0588 MRO	T***0467	64.1	01-Feb	160.2	G80100101	$120,292	11450CST	D, E, FN
L9772	Patent	Lebel	61227-0503 MRO	T***0467	71.39	01-Feb	11.85	G80100102	$105,614	2165CST	D, E, FN
L27140	Patent	Lebel	61227-0492	T***0376	61.66	01-Feb	15.41	G8000908	$86,903	5418CST	A, FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder
L27510	Patent	Lebel	61227-0489	T***0376	50.98	01-Feb	12.74	G8000910	$6,381	5437CST	A, FN
L27511	Patent	Lebel	61227-0494	T***0376	71.71	01-Feb	17.93	G8000911	$6,782	5438CST	A, FN

Royalty Description

A: 2%NSR Payable to Leonard J. Cunningham

B: 2%NSR Payable to Eric Marion

C: 2%NSR Payable to Jacques Day et. al.

E: 2% NSR on 65% total production Payable to Canico

F: 2%NSR Payable to LM Dyment and JA Kidston

G: 1%NSR Payable to Newstrike Resources Ltd.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

*The Commodore property was subject to a Joint Venture Agreement with Newstrike Resources Ltd. The Joint Venture was terminated in 2012 with the purchase of Newstrike’s interest in the property by QMI. The mining registry needs to be modified in order to reflect that Osisko Mining Ltd. (formerly QMI) owns a 100% interest in the property.

vii. Deloye Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder*

L25308	Patent	Gauthier	61226-0608/0609				13.23			8407/11279CST	A	David E Deloye/ Beulah Deloye
			61226-0732 SRO
L25310	Patent	Gauthier	61226-0608/0609				15.12			8407/11279CST	A	David E Deloye/ Beulah Deloye
			61226-0732 SRO
L25311	Patent	Gauthier	61226-0608/0609				16.23			8407/11279CST	A	David E Deloye/ Beulah Deloye
			61226-0732 SRO
L25933	Patent	Gauthier	61226-0608/0609				10.53			8407/11279CST	A	David E Deloye/ Beulah Deloye
L25934	Patent	Gauthier	61226-0608/0609				9.71			8407/11279CST	A	David E Deloye/ Beulah Deloye
L25945	Patent	Gauthier	61226-0608/0609				10.88			8407/11279CST	A	David E Deloye/ Beulah Deloye
L25946	Patent	Gauthier	61226-0608/0609				13.04			8407/11279CST	A	David E Deloye/ Beulah Deloye
L25947	Patent	Gauthier	61226-0608/0609				23.65			8407/11279CST	A	David E Deloye/ Beulah Deloye

*As the Option Agreement between Queenston Mining Inc. (now OML) and David Ernest Deloye has been completed, interest of the Deloye Family will be transferred to OML.

Royalty Description

A: 2.5-3% Payable to David E. Deloye

Advanced Royalty

$5,000	01-Feb-14
$10,000	01-Feb-15

viii. DKO Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1136765	GAUTHIER	1990-Mar-26	2019-Mar-26	1	16.00	$400	$0	A
1136766	GAUTHIER	1990-Mar-26	2019-Mar-26	1	16.00	$400	$54	A
1186100	GAUTHIER	1992-Jun-12	2019-Jun-12	2	32.00	$800	$4,474	A
1200344	GAUTHIER	1993-Jun-11	2017-Jun-11	4	64.00	$1,600	$0	B
1200345	GAUTHIER	1993-Jun-11	2019-Jun-11	2	32.00	$800	$0	B
1200346	GAUTHIER	1993-Jun-11	2017-Jun-11	9	144.00	$3,600	$5,727	B
1200347	GAUTHIER	1993-Jun-11	2019-Jun-11	1	16.00	$400	$0	B
1200348	GAUTHIER	1993-Jun-11	2019-Jun-11	2	32.00	$800	$0	B
1200366	GAUTHIER	1993-Jun-11	2019-Jun-11	2	32.00	$800	$0	B

Royalty Description

A: 2%NSR on payable metals and 2%GOR on the value of diamonds produced from the claim, Payable to Kidston

B: 2%NSR on payable metals and 2%GOR on the value of diamonds produced from the claim, Payable to Obradovich et. al.

ix. Fork Lake Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L9363	Patent	Gauthier	61226-0197	T***0503	59.08	01-Feb	14.77			2083CST	A
L9364	Patent	Gauthier	61226-0251	T***0503	44.52	01-Feb	11.13			2085CST	A
L9332	Patent	Gauthier	61226-0252	T***0503	50.99	01-Feb	12.75			2064CST	A
L2335	Patent	Gauthier	61226-0253	T***0503	71.79	01-Feb	17.95			6604CST	A
L2334	Patent	Gauthier	61226-0254	T***0503	56.17	01-Feb	14.04			6603CST	A
L9360	Patent	Gauthier	61226-0271	T***0503	78.51	01-Feb	19.63			2086CST	A
L9104	Patent	Gauthier	61226-0270	T***0503	72.68	01-Feb	18.17			1803CST	A
L2333	Patent	Gauthier	61226-0269	T***0503	62.48	01-Feb	15.62			6602CST	A
L8873	Patent	Gauthier	61226-0268	T***0503	66.69	01-Feb	16.67			2144CST	A
L30945	Patent	Gauthier	61226-0267	T***0503	45.6	01-Feb	11.40			6126CST	A
L15141	Patent	Gauthier	61226-0606	T***0503	63.62	01-Feb	15.91			5431CST	A
L348	Patent	Gauthier	61226-0604	T***0503	58.28	01-Feb	14.57			4589CST	A
L349	Patent	Gauthier	61226-0604	T***0503	55.52	01-Feb	13.88			4589CST	A
L350	Patent	Gauthier	61226-0604	T***0503	61.19	01-Feb	15.30			4589CST	A
L351	Patent	Gauthier	61226-0604	T***0503	64.75	01-Feb	16.19			4589CST	A

Royalty Description

A: 2% royalty payable to Sparrow et. al.

x. Gauthier Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

800255	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A

800256	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800257	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800258	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800259	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800260	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800261	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800262	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800263	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800264	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800265	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800266	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800267	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800268	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800269	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800270	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800271	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800272	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
800273	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
800274	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800275	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
800276	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
800277	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
800278	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821264	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821265	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821266	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821267	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821268	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821269	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821270	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821271	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A

821272	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821273	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821274	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821285	Gauthier	1984-Oct-17	2015-Oct-03	1	16.00	$400	$0	A
821288	Gauthier	1984-Oct-17	2015-Oct-03	1	16.00	$400	$0	A
821290	Gauthier	1984-Oct-17	2015-Oct-03	1	16.00	$400	$0	A
821351	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821352	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821353	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821354	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821355	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821356	Gauthier	1984-Oct-03	2017-Oct-03	1	16.00	$400	$0	A
821357	Gauthier	1984-Oct-03	2015-Oct-03	1	16.00	$400	$0	A
821358	Gauthier	1984-Oct-03	2019-Oct-03	1	16.00	$400	$0	A
894120	Gauthier	1986-Oct-22	2018-Oct-22	1	16.00	$400	$0	A
894121	Gauthier	1986-Oct-22	2015-Oct-22	1	16.00	$400	$0	A
894122	Gauthier	1986-Oct-22	2014-Oct-22	1	16.00	$400	$0	A
894123	Gauthier	1986-Oct-22	2015-Oct-22	1	16.00	$400	$0	A
894124	Gauthier	1986-Oct-22	2015-Oct-22	1	16.00	$400	$0	A
894125	Gauthier	1986-Oct-22	2015-Oct-22	1	16.00	$400	$0	A
894126	Gauthier	1986-Oct-22	2015-Oct-22	1	16.00	$400	$0	A
894127	Gauthier	1986-Oct-22	2015-Oct-22	1	16.00	$400	$0	A
918200	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918201	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918202	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918204	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918207	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918208	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918209	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918210	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918211	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A

918212	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918213	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918214	Gauthier	1986-Sep-26	2018-Sep-26	1	16.00	$400	$31 429	A
918215	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918216	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$4 906	A
918219	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918220	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918221	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918222	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918223	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918224	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918225	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918226	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918227	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918231	Gauthier	1986-Sep-26	2018-Sep-26	1	16.00	$400	$117 745	A
918232	Gauthier	1986-Sep-26	2018-Sep-26	1	16.00	$400	$61 537	A
918234	Gauthier	1986-Sep-26	2018-Sep-26	1	16.00	$400	$6 098	A
918235	Gauthier	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
1110596	Gauthier	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137475	Gauthier	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137476	Gauthier	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137477	Gauthier	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137478	Gauthier	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137479	Gauthier	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1186484	Gauthier	1992-Jun-01	2015-Jun-01	1	16.00	$400	$0	A

Royalty Description

A: 3%NSR Payable to Lac Minerals Ltd.

xi. Goldbanks Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1206267	TECK	1995-Jun-05	2017-Jun-05	1	16.00	$400	$59,764	A
3013133	TECK	2005-Jun-01	2014-Jun-01	1	16.00	$400	$1,077	B
4271090	TECK	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0
4271091	TECK	2012-Jun-04	2014-Jun-04	2	32.00	$800	$0
4271092	TECK	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L446401	Lease	Teck	61228-1915 MRO				22.634			5536LTim	C	28-Feb-29
L495925-6	Lease	Teck	61228-1917 MRO				32.197			5615LTim	C	31-Jul-31
L495929	Lease	Teck	61228-1919 MRO				11.181			5653LTim	C	31-Dec-32
L531976-7	Lease	Teck	61228-1891 MRO				46.368			5673LTim	C	31-May-33
L571400	Lease	Teck	61228-1892 MRO				14.56			5674LTim	C	30-Nov-14
L531983	Lease	Teck	61228-1893 MRO				10.684			5675LTim	C	31-May-33

Royalty Description

A: 2%NSR Payable to Dyment et. al.

B: 2%NSR Payable to Martyn & Patrick Harrington

C: 2%NSR Payable to Dans et. al.

xii. Gracie West Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L496566	Lease	Teck	61228-1888 MRO				7.248					31-May-12*

Royalty Description

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (November 7th, 2013 MNDM Letter)

xiii. Gull Lake Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

643183	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$0	C, FN
643187	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$0	C, FN
643213	LEBEL	1982-Sep-10	2014-Sep-10	1	16.00	$400	$0	C, FN
643214	LEBEL	1982-Sep-10	2014-Sep-10	1	16.00	$400	$0	C, FN
644007	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$0	C, FN
644008	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$0	C, FN
644478	LEBEL	1982-Sep-16	2014-Sep-16	1	16.00	$400	$0	C, FN
644479	LEBEL	1982-Sep-16	2014-Sep-16	1	16.00	$400	$0	C, FN
644480	LEBEL	1982-Sep-16	2014-Sep-16	1	16.00	$400	$0	C, FN
644481	LEBEL	1982-Sep-16	2014-Sep-16	1	16.00	$400	$0	C, FN
644488	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$14,350	C, FN
644489	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$27,648	C, FN
800153	LEBEL	1984-Jun-26	2019-Jun-26	1	16.00	$400	$0	B, FN
800154	LEBEL	1984-Jun-26	2019-Jun-26	1	16.00	$400	$0	B, FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

800155	LEBEL	1984-Jun-26	2019-Jun-26	1	16.00	$400	$0	B, FN
800156	LEBEL	1984-Jun-26	2019-Jun-26	1	16.00	$400	$0	B, FN
802410	LEBEL	1984-Jul-06	2014-Jul-06	1	16.00	$400	$0	B, FN
802411	LEBEL	1984-Jul-06	2014-Jul-06	1	16.00	$400	$0	B, FN
802412	LEBEL	1984-Jul-06	2014-Jul-06	1	16.00	$400	$0	B, FN
1242095	LEBEL	2000-Aug-01	2014-Aug-01	1	16.00	$400	$0	FN
1242717	LEBEL	2000-Nov-14	2014-Nov-14	1	16.00	$400	$0	FN
4217524	LEBEL	2007-Jun-29	2017-Jun-29	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L531754	Lease	Lebel	61227-0388			31-May-12	18.42				A, FN	31-May-12*

Royalty Description

A: 10%NPR Payable to Forbes & Leahy.

B: 10%NPR Payable to Kiernicki & Leahy

C: 10%NPR Payable to Kiernicki & Leahy

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (November 7th, 2013 MNDM Letter)

xiv. Kirkland North Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1199546	TECK	2001-Nov-08	2014-Nov-08	1	16.00	$400	$0	A, D
1199564	TECK	2003-Jul-07	2014-Jul-07	2	32.00	$800	$0	B
1199565	TECK	2003-Jul-07	2014-Jul-07	1	16.00	$400	$1,210	B
1222223	TECK	1998-Aug-10	2014-Aug-10	1	16.00	$400	$0	C, D
1227076	TECK	1998-Aug-10	2014-Aug-10	1	16.00	$400	$0	C, D
1227230	TECK	2002-Jun-28	2016-Jun-28	4	64.00	$1,600	$11,316	D
1239355	TECK	2001-Aug-24	2014-Aug-24	1	16.00	$400	$0	D
1242943	TECK	2001-Jun-07	2014-Jun-07	1	16.00	$400	$0	D
1242952	TECK	2001-Jun-07	2014-Jun-07	2	32.00	$800	$0	D
3003798	TECK	2004-May-26	2017-May-26	1	16.00	$400	$0
3007493	TECK	2003-Sep-29	2016-Sep-29	1	16.00	$400	$0	D
4273901	TECK	2013-Jun-24	2015-Jun-24	1	16.00	$400	$0
4279231	TECK	2013-Jun-24	2015-Jun-24	1	16.00	$400	$0

Claim#	Type	Township	PIN	Project	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel

L70694	Patent	Teck	61228-0666	Kirkland North	T***1412	42.09	01-Feb	10.52			9164CST

Royalty Description
A: 1% royalty from any production on the Property payable to Raven Resources Inc.
B: 2% royalty from any production on the Property payable to Thomas O’Connor.
C: 0.5% GSR on production from the Property payable to CJ Ploeger & BK McCombe.
D: 2% royalty from any production on the Property (with certain exceptions) payable to Aurora-Larder Mining Corporation Ltd.
E: 2% royalty from any production on the Property payable to Gerald Marker.

xv. Lac Mcvittie Property

Claim #	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

767405	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767406	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767407	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767408	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767409	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767415	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767416	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767417	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767418	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767419	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767425	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767426	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767427	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767428	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767429	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767435	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767436	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767437	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767438	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767439	1983-Aug-16	2016-Aug-16	1	16.00	$400	$594	A
767443	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A

Claim #	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

767444	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767445	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767446	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767447	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767451	1983-Aug-16	2016-Aug-16	1	16.00	$400	$13,066	A
767452	1983-Aug-16	2016-Aug-16	1	16.00	$400	$13,288	A
767453	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767454	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767455	1983-Aug-16	2016-Aug-16	1	16.00	$400	$10,123	A
767456	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767457	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767460	1983-Aug-16	2016-Aug-16	1	16.00	$400	$58,477	A
767461	1983-Aug-16	2016-Aug-16	1	16.00	$400	$62,157	A
767462	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767463	1983-Aug-16	2016-Aug-16	1	16.00	$400	$260	A
767464	1983-Aug-16	2016-Aug-16	1	16.00	$400	$777	A
767465	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767466	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767701	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
802384	1984-Jun-08	2016-Jun-08	1	16.00	$400	$79,996	A
1110272	1989-Nov-16	2016-Nov-16	1	16.00	$400	$18,915	A
1110273	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1110274	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1110275	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

Claim #	Staked	Anniversary	Units	Area (Ha.)	WorkReq’d	Reserve	Royalty

1110276	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1111182	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1111183	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1111184	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1111185	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1111186	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1137128	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1137129	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1137130	1989-Nov-16	2016-Nov-16	1	16.00	$400	$130	A

1137131	1989-Nov-16	2016-Nov-16	1	16.00	$400	$390	A

1137134	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1137135	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

1185431	1991-Jun-20	2016-Jun-20	1	16.00	$400	$31,603	A

1202836	1994-Aug-26	2016-Aug-26	1	16.00	$400	$0	A

Royalty Description

A: Proposed 2% NSR to Barrick as described in Letter of Intent dated 11October2012.

xvi. Lebel Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1211849	LEBEL	1998-Apr-06	2015-Apr-06	1	16.00	$400	$0	A

1219943	LEBEL	1998-Jun-29	2015-Jun-29	1	16.00	$400	$142,723	A

1220018	LEBEL	1997-Oct-29	2015-Oct-29	1	16.00	$400	$60,325	A

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1220019	LEBEL	1997-Oct-17	2015-Oct-17	2	32.00	$800	$0	A
1220179	LEBEL	1998-Jan-27	2015-Jan-27	1	16.00	$400	$49,534	A
1220180	LEBEL	1998-Jan-27	2015-Jan-27	2	32.00	$800	$127,960	A
1221653	LEBEL	1996-Dec-02	2015-Dec-02	1	16.00	$400	$34,002	A
1221662	LEBEL	2006-May-01	2015-May-01	1	16.00	$400	$0
1222232	LEBEL	1997-Jul-21	2015-Jul-21	1	16.00	$400	$5,518	A
1222233	LEBEL	1997-Jul-21	2015-Jul-21	1	16.00	$400	$29,769	A
1225271	LEBEL	1997-Oct-29	2015-Oct-29	1	16.00	$400	$0	A
1225284	LEBEL	1997-Jun-23	2015-Jun-23	1	16.00	$400	$28,674	A
1225285	LEBEL	1997-Jun-23	2015-Jun-23	1	16.00	$400	$0	A
1226845	LEBEL	1998-May-14	2015-May-14	1	16.00	$400	$0	A
1226949	LEBEL	1998-Jun-23	2015-Jun-23	2	32.00	$800	$0	A
1227041	LEBEL	1998-Jul-13	2015-Jul-13	1	16.00	$400	$0	A
1239090	LEBEL	1999-Dec-10	2015-Dec-10	1	16.00	$400	$3,071
4202031	LEBEL	2006-Mar-17	2015-Mar-17	1	16.00	$400	$0
4225629	LEBEL	2008-Feb-06	2015-Feb-06	2	32.00	$800	$0
4246816	LEBEL	2009-Jun-03	2016-Jun-03	1	16.00	$400	$0
4247792	GAUTHIER	2009-May-11	2017-May-11	7	112.00	$2,800	$0
4263097	LEBEL	2011-Jun-03	2018-Jun-03	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

LS6	Patent	Lebel	61227-0112	T***0023	47.59	01-Feb					C
LS221	Patent	Lebel	61227-0075	T***0023	45.16	01-Feb	11.29	G8080207	$3,504	1451CST	C
LS272	Patent	Lebel	61227-0712 MRO				17.12
			61227-0481 SRO
L2327	Patent	Lebel	61227-0710 MRO				22.87
			61227-0711 SRO

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L3094	Patent	Lebel	61227-0066	T***0023	54.23	01-Feb	13.22	G8080208	$3,921	842CST	C
L3095	Patent	Lebel	61227-0117	T***0023	49.37	01-Feb	12.34	G8080221	$56,143	1076CST	C
L3250	Patent	Lebel	61227-0114	T***1047	63.13	01-Feb	15.78	G80100045	$33,510		D
L6781	Patent	Lebel	61227-0109	T***0023	48.56	01-Feb	11.82	G8080209	$3,506	847CST	C
L6796	Patent	Lebel	61227-0111	T***0023	45.65	01-Feb	11.41	G8080023	$56,279	848CST	C
L6872	Patent	Lebel	61227-0102	T***1412	66.37	01-Feb	16.6	G80100176		12449CST	B
L6872-LO	Lic. Occ.	Lebel	2494	LO**0857	9.31	Oct-01	1.86				B
L6873	Patent	Lebel	61227-0098 MRO	T***1412	99.98	Feb-13	24.97	G8080290		12450CST	B
L6874	Patent	Lebel	61227-0100	T***1412	57.79	01-Feb	14.45				B
L6874-LO	Lic. Occ.	Lebel	2493	LO**0857	25.3	Oct-01	5.06				B
L7407	Patent	Lebel	61227-0067	T***0023	59.57	01-Feb	14.89	G8080210	$4,431	1194CST	C
L7592	Patent	Lebel	61227-0076	T***0023	64.26	01-Feb	16.06	G8080211	$46,176		C
L7593	Patent	Lebel	61227-0077	T***0023	51.64	01-Feb	12.91	G8080212	$37,133	1198CST	C
L7760	Patent	Lebel	61227-0068	T***0023	48.24	01-Feb	12.06	G8080213	$3,259	1227CST	C
L7761	Patent	Lebel	61227-0069	T***0023	66.37	01-Feb	16.59	G8080214	$4,806	1226CST	C
L7762	Patent	Lebel	61227-0070	T***0023	33.67	01-Feb	8.41	G8080215	$2,632	1225CST	C
L7763	Patent	Lebel	61227-0116	T***0023	65.72	01-Feb	16.43	G8080232	$29,116	1228CST	C
L7764	Patent	Lebel	61227-0065	T***0023	60.38	01-Feb	15.09	G8080216	$4,606	1234CST	C
L7845-LO	Patent	Lebel	2492	LO**0857	51.6	Oct-01	5.46				B
L7848-LO	Patent	Lebel	2492	LO**0857		Oct-01	4.86				B
L8005	Patent	Lebel	61227-0115	T***0023	50.34	01-Feb	12.59	G8080233	$146,627	1503CST	C
L8006	Patent	Lebel	61227-0110	T***0023	13.6	01-Feb	3.53	G8080217	$1,046	1250CST	C
L8027	Patent	Lebel	61227-0118	T***0023	106.03	01-Feb	26.51	G8080291	$162,154	1460CST	C
L8086	Patent	Lebel	61227-0108	T***0023	57.3	01-Feb	13.72	G8080218	$30,364	1249CST	C
L8935	Patent	Lebel	61227-0071	T***0023	57.79	01-Feb	14.45	G8080223	$4,191	1767CST
L9031	Patent	Lebel	61227-0078	T***0023	24.93	01-Feb	6.23	G8080219	$1,866	1681CST	C
L9882	Patent	Lebel	61227-0106	T***0023	44.84	01-Feb	10.85	G8080222	$80,203	1835CST	C
L9886	Patent	Lebel	61227-0107	T***0023	53.74	01-Feb	12.85	G8080220	$22,722	1836CST	C

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry
L9891	Patent	Lebel	61227-0105	T***0023	70.74	01-Feb	17.69	G8080234	$5,169	1837CST	C
L7848	Patent	Lebel	61227-0083	T***1412	15.46	01-Feb	3.87				B
L7845	Patent	Lebel	61227-0083	T***1412	15.46	01-Feb	3.87				B
L7846	Patent	Lebel	61227-0085	T***1412	56.64	01-Feb	14.16				B
L7847	Patent	Lebel	61227-0085	T***1412	39.58	01-Feb	5.63				B
L72404	Lease	Lebel	61227-0655 MRO	LT**0388	22.52	01-May	19.32	G8080224	$5,730	4690	F	30-Apr-30
L242832	Lease	Lebel	61227-0378	LT**0388		01-Jan	136.12	G8080225	$60,984	5450	G	31-Dec-23
L242759	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L242779	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L242780	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L242833	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L242844	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L401569	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L401570	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
CLM327	Lease	Lebel	61227-0731	LT**0388	532.69	01-Oct	177.564	G8000956	$499,884	5585LT	E	30-Sep-30

Royalty Description

A: Sliding scale 1.5%-0.5% NSR Payable to Raven Resources Inc.

B: 2.0% NSR Payable to Consolidated Thompson-Lundmark Gold Mines Ltd.

C: 1.2% NSR Payable to Tahera Corporation.

D: 2.0% NSR Payable to Ivan & Lise Merrick.

E: 1.0% NSR Payable each to O’Connor & Deloye

F: 2.0% NSR Payable to Leliever.

G. 1.0% NSR Payable to each Leliever and Martin.

xvii. Lebel Stock Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1045667	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045668	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045669	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045670	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045671	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045672	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045673	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046424	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,336	FN
1046425	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,336	FN
1046426	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$22,572	FN
1046427	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$991	FN
1046428	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,206	FN
1046429	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,336	FN
1046430	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN
1046431	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN
1046432	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN
1046433	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN
1046434	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN
1046435	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$18,504	FN
1046436	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,846	FN
1046437	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$20,838	FN
1046438	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$855	FN
1046439	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$12,577	FN
1046440	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,576	FN
1046441	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$260	FN
1046442	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$180	FN
1046443	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046480	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046481	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046482	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046483	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046484	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046485	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046486	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046487	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046488	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046489	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046490	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046491	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046492	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046493	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046494	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046520	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$24,239	FN
1046521	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$12,446	FN
1046522	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN
1046523	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046524	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN
1046525	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN
1046526	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN
1046527	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046528	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN
1046529	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$545	FN
1046530	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$545	FN
1046531	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046532	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$700	FN
1046533	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$700	FN
1046534	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$700	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046535	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046536	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$525	FN
1046537	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$463	FN
1046538	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$370	FN
1046539	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046550	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$401	FN
1046551	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$370	FN
1046552	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$401	FN
1046553	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$432	FN
1046554	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046555	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046556	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046557	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$370	FN
1046558	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$587	FN
1046559	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046560	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046561	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046562	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046563	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046564	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046565	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046566	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046567	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046568	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046569	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046570	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046571	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046572	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046573	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046574	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046575	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046576	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046577	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046578	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046579	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046580	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046581	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046582	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046583	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046584	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046585	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046586	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046587	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046588	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046589	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046607	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046608	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046609	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046610	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046611	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046612	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046613	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046614	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046615	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046616	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046746	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046747	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046748	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046749	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046750	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046751	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046752	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046753	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046754	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046755	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046756	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046757	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046758	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046759	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046760	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$130	FN
1046761	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046762	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$130	FN
1046763	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046764	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$130	FN
1046765	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046766	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046767	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046768	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046769	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046770	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046771	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046772	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046773	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046774	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046775	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046776	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046777	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046778	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046779	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046780	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046781	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046782	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046783	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046784	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046785	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046786	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046787	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046788	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046789	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046790	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046791	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046792	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046793	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046794	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046823	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046951	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046952	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046953	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046954	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046955	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047111	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047112	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047113	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047114	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047115	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047116	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1047117	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047118	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047119	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047120	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047121	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047122	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047123	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047124	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047125	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047131	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047132	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047133	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047134	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047135	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047151	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047152	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047153	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047154	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047155	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047156	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047157	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047158	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN

1047159	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047160	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047161	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047162	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047163	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047164	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req'd	Reserve	Royalty

1047165	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047166	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047167	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047168	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047169	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1214386	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$545	FN, A
1214387	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1214388	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$12,345	FN, A
1214389	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$17,547	FN, A
1214390	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1214391	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$910	FN, A
1214392	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1214393	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1214394	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1217404	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$50	FN, A

Royalty Description

A: 1.5% Payable on all ores mined from the claims to Dyment et. al.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xviii. Mary Ann Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

LS87	Patent	Gauthier	61226-0099 MRO	T***0259	43.01	01-Feb	10.75			10773CST	A, C
			61226-0266 SRO							1566CST	A, C
L7732	Patent	Gauthier	61226-0099 MRO	T***0259	67.45	01-Feb	16.86			10773CST	A, C

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

			61226-0192 SRO							1222CST	A, C
L7914	Patent	Gauthier	61226-0099 MRO	T***0259	69.6	01-Feb	17.40			10773CST	A, C
			61226-0258 SRO							1238CST	A, C
L8793	Patent	Gauthier	61226-0099 MRO	T***0259	72.68	01-Feb	18.17			10773CST	A, C
			61226-0098 SRO							1738CST	A, C
L8794	Patent	Gauthier	61226-0099 MRO	T***0259	66.37	01-Feb	16.59			10773CST	A, C
			61226-0123 SRO							1739CST	A, C
L8795	Patent	Gauthier	61226-0099 MRO	T***0259	66.86	01-Feb	16.72			10773CST	A, C
			61226-0106 SRO							1740CST	A, C
L8796	Patent	Gauthier	61226-0099 MRO	T***0259	66.37	01-Feb	16.59			10773CST	A, C
			61226-0133 SRO							1737CST	A, C
JS134 (L8798)	Patent	Gauthier	61226-0099 MRO	T***0259	67.82	01-Feb	16.96			10773CST	A, C
			61226-0134 SRO							1736CST	A, C
L9430	Patent	Gauthier	61226-0099 MRO	T***0259	52.45	01-Feb	13.11			10773CST	A, C
			61226-0132 SRO							2087CST	A, C
L9611	Patent	Gauthier	61226-0099 MRO	T***0259	72.04	01-Feb	18.01			10773CST	A, C
			61226-0191 SRO							2121CST	A, C
L9698	Patent	Gauthier	61226-0099 MRO	T***0259	68.64	01-Feb	17.16			10773CST	A, C
			61226-0189 SRO							2124CST	A, C
L11787	Patent	Gauthier	61226-0099 MRO	T***0259	37.56	01-Feb	9.39			10773CST	A, C
			61226-0187 SRO							2122CST	A, C
L11788	Patent	Gauthier	61226-0099 MRO	T***0259	66.37	01-Feb	16.59			10773CST	A, C
			61226-0188 SRO							2123CST	A, C

L12881	Patent	McVittie	61225-0420 MRO	T***0259	85.63	01-Feb	21.41			10773CST	A, C
L12882	Patent	McVittie	61225-0420 MRO	T***0259	84.24	01-Feb	21.06			10773CST	A, C
L12883	Patent	McVittie	61225-0420 MRO	T***0259	52.28	01-Feb	13.07			10773CST	A, C
L13142	Patent	McVittie	61225-0420 MRO	T***0259	57.3	01-Feb	14.33			10773CST	A, C
L13497	Patent	McVittie	61225-0420 MRO	T***0259	58.6	01-Feb	14.65			10773CST	A, C

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L19690	Patent	Gauthier	61226-0100 MRO	T***0259	79.32	01-Feb	19.83			10773CST	A, C
	LO	Gauthier	10937	LO**0399	26.31	01-Aug	5.26				A, B
L22930	Patent	McVittie	61225-0420 MRO	T***0259	104.15	01-Feb	26.04			10773CST	A, C
L22931	Patent	Gauthier	61226-0100 MRO	T***0259	29.14	01-Feb	7.29			10773CST	A, C
	LO	Gauthier	10934	LO**0399	12.49	01-Aug	2.50				A, B
L22932	Patent	McVittie	61225-0420 MRO	T***0259	50.91	01-Feb	12.73			10773CST	A, C
L31366	Patent	McVittie	61225-0420 MRO	T***0259	47.53	01-Feb	11.88			10773CST	A, C
L34740	Patent	Gauthier	61226-0100 MRO	T***0259	40.47	01-Feb	10.12			10773CST	A, C
	LO	Gauthier	10933	LO**0399	15.58	01-Aug	3.12				A, B

Royalty Description

A: 1.5% NSR Payable to 657873 Ontario Ltd.

B: 0.5% NSR Payable to Ztest Electronics Inc.

C: 0.5% NSR Payable to Northern Cross Minerals Inc.

xix. McElroy Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve

4269844	Boston	23-Apr-12	23-Apr-14	14	224	$5,200
4269845	Boston	23-Apr-12	23-Apr-14	2	32	$800
4269846	Boston	23-Apr-12	23-Apr-14	2	32	$800
4257345	McElroy	04-May-12	04-May-14	6	96	$2,400
4269812	McElroy	04-May-12	04-May-14	5	80	$2,000
4269813	McElroy	04-May-12	04-May-14	6	96	$2,400
4269815	McElroy	04-May-12	04-May-14	15	240	$6,000
4257346	McElroy	11-May-12	11-May-14	12	192	$4,800

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve
4257347	McElroy	11-May-12	11-May-14	15	240	$6,000
4269828	McElroy	11-May-12	11-May-14	16	256	$6,400
4269829	McElroy	11-May-12	11-May-14	16	256	$6,400
4269830	McElroy	11-May-12	11-May-14	7	112	$2,800
4269831	McElroy	11-May-12	11-May-14	8	128	$3,200
4269832	McElroy	11-May-12	11-May-14	6	96	$2,400
4269833	McElroy	11-May-12	11-May-14	7	112	$2,800
4269834	McElroy	11-May-12	11-May-14	14	224	$5,200
4269835	McElroy	11-May-12	11-May-14	16	256	$6,400
4269814	McElroy	03-Oct-12	03-Oct-14	16	256	$6,400
04269845	McElroy	03-Oct-12	03-Oct-14	8	128	$3,200
04269846	McElroy	03-Oct-12	03-Oct-14	12	192	$4,800

xx. Misema Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L9129	Patent	Gauthier	61226-0262				17.89			3502CST	A
L9127	Patent	Gauthier	61226-0263				22.95			3501CST	A
L9113	Patent	Gauthier	61226-0575				15.38			3505CST	A
L9111	Patent	Gauthier	61226-0576				18.62			3503CST	A
L9112	Patent	Gauthier	61226-0586				18.82			3504CST	A
L9124	Patent	Gauthier	61226-0587				16.59			3500CST	A
L9125	Patent	Gauthier	61226-0594				23.27			3506CST	A
L9126	Patent	Gauthier	61226-0595				16.31			3507CST	A

Royalty Description

A: 2% NSR Payable to Misima Resources Ltd.

xxi. Canadian Kirkland (Munro) Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1225507	GAUTHIER	1998-May-13	2019-May-13	6	96.00	$2,400	$0	FN
1225731	GAUTHIER	1998-Nov-30	2014-Nov-30	3	48.00	$1,200	$0	FN
1227221	GAUTHIER	1998-Sep-10	2014-Sep-10	1	16.00	$400	$0	FN
1227222	GAUTHIER	1998-Sep-10	2014-Sep-10	1	16.00	$400	$0	FN
1227223	GAUTHIER	1998-Sep-10	2014-Sep-10	1	16.00	$400	$0	FN
1227326	GAUTHIER	1998-Oct-16	2014-Oct-16	1	16.00	$400	$0	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L9147	Patent	Gauthier	61226-0212 MRO	T***0018	105.95	01-Feb	26.49			13316CST	FN, A
L9494	Patent	Gauthier	61226-0216 MRO	T***0467	70.42	01-Feb	17.61			11451CST	FN, A, B
L9495	Patent	Gauthier	61226-0220 MRO	T***0467	70.42	01-Feb	17.61			11452CST	FN, A, B
L9691	Patent	Gauthier	61226-0218 MRO	T***0467	95.5	01-Feb	23.88			2559CST	FN, A, B
L9910	Patent	Gauthier	61226-0712 MRO	T***0467	70.74	01-Feb	17.69	G8000875		11457CST	FN, A, B
L9960	Patent	Gauthier	61226-0224 MRO	T***0467	86.28	01-Feb	21.57				FN, A, B
L9986	Patent	Gauthier	61226-0222 MRO	T***0467	75.27	01-Feb	18.82				FN, A, B
L9987	Patent	Gauthier	61226-0214 MRO	T***0467	80.13	01-Feb	20.03			11455CST	FN, A, B
L9994	Patent	Gauthier	61226-0299 MRO	T***0467	93.72	01-Feb	23.43			11546CST	FN, A
L27224	Patent	Gauthier	61226-0225	T***1257	85.71	01-Feb	21.43			5402CST	FN, A
L27225	Patent	Gauthier	61226-0226	T***1257	93.74	01-Feb	23.44			5403CST	FN, A
L29895	Patent	Gauthier	61226-0290	T***1257	48.43	01-Feb	12.11			5404CST	FN, A

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry
L30270	Patent	Gauthier	61226-0630	T***1257	27.45	01-Feb	6.86			7279CST	FN
L30271	Patent	Gauthier	61226-0631	T***1257	75.71	01-Feb	18.93			6852CST	FN
L30708	Patent	Gauthier	61226-0292	T***1257	82.34	01-Feb	20.59			5405CST	FN, A
L30709	Patent	Gauthier	61226-0293	T***1257	111.5	01-Feb	27.88	G8000881	$49,822	5406CST	FN, A
L33317	Patent	Gauthier	61226-0659	T***1257	25.85	01-Feb	6.46			5417CST	FN, A
L39483	Patent	Gauthier	61226-0624	T***1257	75.04	01-Feb	18.76			6854CST	FN
L40017	Patent	Gauthier	61226-0632	T***1257	91.17	01-Feb	22.79			6986CST	FN
L40315	Patent	Gauthier	61226-0658	T***1257	70.01	01-Feb	17.50	G8000876	$19,201	6239CST	FN, A
L40569	Patent	Gauthier	61226-0626	T***1257	31.48	01-Feb	7.87			6979CST	FN
L40570	Patent	Gauthier	61226-0627	T***1257	61.35	01-Feb	15.34			6988CST	FN
L40571	Patent	Gauthier	61226-0629	T***1257	69.85	01-Feb	17.46			6985CST	FN
L40572	Patent	Gauthier	61226-0628	T***1257	25.84	01-Feb	6.46			6978CST	FN
L40643	Patent	Gauthier	61226-0633	T***1257	82.57	01-Feb	20.64			6987CST	FN
L40718	Patent	Gauthier	61226-0623	T***1257	65.72	01-Feb	16.43			6984CST	FN
L41670	Patent	Gauthier	61226-0660	T***1257	55.3	01-Feb	13.83			6241CST	FN, A
L41671	Patent	Gauthier	61226-0638	T***1257	58.13	01-Feb	14.53	G8000883	$26,379	6242CST	FN, A
L41672	Patent	Gauthier	61226-0661	T***1257	33.25	01-Feb	8.31	G8000884	$18,639	6240CST	FN, A
CLM281	Lease	Gauthier	61226-0707	LT**0325	776.27	01-Jun	258.76	G8000874	$53,726	5577LTIM	FN, A	31-May-30
L9985	Patent	Lebel	61227-0587 MRO	T***0467	63.94	01-Feb	15.99			11449CST	FN, A, B
CLM282	Lease	Lebel	61227-0513	LT**0324	1244.39	01-Mar	414.79	G8000905	$222,289		FN, A	28-Feb-30
L643152	Lease	Lebel	61227-0660 MRO	LT**0338	12.47	01-Jun	4.16			5747LTIM	FN, A	31-May-19
L1096804	Lease	Lebel	61227-0660				0.00			5747LTIM	FN, A	31-May-19
L30205	Patent	McElroy	61245-0001	T***1257	68	01-Feb	17.00			7398CST
L31836	Patent	McElroy	61245-0002	T***1257	68.25	01-Feb	17.06			7397CST
L403198	Lease	Lebel	61227-9577 MRO	LT**0323		01-Feb	0.00					31-Jan-30
L441233	Lease	Gauthier	61226-0636	LT**0325	38.34	01-Aug	12.78			5586LTIM	FN, A	31-Jul-30

Royalty Description

A: 2%NSR derived from 65% of total production payable to Canico.

B:  5% of the “Mine Value” Payable to Biroco Kirkland Mines Ltd.

C: 2% NSR Payable to MJ Labine.

D: 1.5% NSR Payable to GE Parsons.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxii. Pawnee Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

LS464	Patent	Lebel	61227-0466							840CST	FN
LS465	Patent	Lebel	61227-0463							817CST	FN
LS466	Patent	Lebel	61227-0462							818CST	FN
LS467	Patent	Lebel	61227-0465							8436CST	FN
CLM131	Lease	Lebel	61227-0458	LT**0237	1198.63	01-Aug	399.542			5012LT	FN	31-Jul-14
CLM132	Lease	Lebel	61227-0657 MRO	LT**0237	503.43	01-Mar	167.811			5333LT	FN	28-Feb-19
L94199	Lease	Lebel	61227-0504			01-Aug	11.849			5011LTIM	FN	31-Jul-14

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve

4269808	Lebel	24-Jun-13	24-Jun-15	1	16	$400

Royalty Description

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxiii. Princeton Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1222220	GAUTHIER	1998-Jun-26	2014-Sep-01	2	32.00	$800	$0	FN
1226813	GAUTHIER	1998-Jun-30	2019-May-11	1	16.00	$400	$0	FN
1227176	GAUTHIER	1998-Jun-03	2014-Sep-01	1	16.00	$400	$0	FN
1227180	GAUTHIER	1998-Jun-03	2014-Sep-01	1	16.00	$400	$0	FN
1227181	GAUTHIER	1998-Jun-03	2014-Sep-01	1	16.00	$400	$0	FN
1242099	GAUTHIER	2000-Aug-09	2014-Aug-09	1	16.00	$400	$0	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L458	Patent	Gauthier	61226-0554 MRO	T***0064	31.56	01-Feb	7.89	G8080174		1543NND	FN, A
L813	Patent	Gauthier	61226-0554 MRO	T***0064	63.62	01-Feb	15	G8080176	$116,539	1544NND	FN, A
L814	Patent	Gauthier	61226-0554 MRO	T***0064	34.32	01-Feb	8.58	G8080177	$21,967	1545NND	FN, A
L815	Patent	Gauthier	61226-0554 MRO	T***0064	37.72	01-Feb	9.429	G8000850	$35,290	1546NND	FN, A
L529	Patent	Gauthier	61226-0554 MRO	T***0064	65.24	01-Feb	16.31	G8080175	$452,482	1547NND	FN, A
L854	Patent	Gauthier	61226-0554 MRO	T***0064	26.06	01-Feb	6.52				FN, A
L1065	Patent	Gauthier	61226-0554 MRO	T***0064	67.02	01-Feb	16.75	G8080178	$219,918	1636NND	FN, A
ED391	Patent	Gauthier	61226-0554 MRO	T***0064	67.34	01-Feb	16.84				FN, A
ED392	Patent	Gauthier	61226-0554 MRO	T***0064	67.02	01-Feb	16.75	G8080171	$219,791	7732NND	FN, A
HS182	Patent	Gauthier	61226-0554 MRO	T***0064	59.89	01-Feb	14.97	G8080172	$12,277	1563CST	FN, A
HS183	Patent	Gauthier	61226-0554 MRO	T***0064	58.28	01-Feb	14.57	G8080173	$8,911	1564CST	FN, A
L9205	Patent	Gauthier	61226-0554 MRO	T***0064	54.88	01-Feb	13.719	G8000866		1816CST	FN, A
L9767	Patent	Gauthier	61226-0554 MRO	T***0064	42.9	01-Feb	10.73				FN, A
L9622	Patent	Gauthier	61226-0554 MRO	T***0064	62.16	01-Feb	15.54	G8000892	$80,769	2184CST	FN, A
L9296	Patent	Gauthier	61226-0554 MRO	T***0064	70.09	01-Feb	17.523	G8000849	$67,462	2185CST	FN, A
L9204	Patent	Gauthier	61226-0554 MRO	T***0064	46.78	01-Feb	11.695	G8000865	$29,825	2186CST	FN, A

L9623	Patent	Gauthier	61226-0554 MRO	T***0064	81.26	01-Feb	20.31	G8000893	$91,893	2191CST	FN, A

Royalty Description

A: 1.5% on all ores mined from the Claims Payable to 819065 Ontario Ltd.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxiv. Rand Ross Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1111439	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$19,125	FN
1111440	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$17,533	FN
1111441	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$24,756	FN
1111453	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$25,575	FN
1132251	TECK	1990-May-18	2019-May-18	1	16.00	$400	$5,630	FN
1132280	TECK	1990-May-18	2019-May-18	1	16.00	$400	$7,464	FN
1146063	TECK	1990-May-18	2018-May-18	1	16.00	$400	$15,697	FN
1222172	TECK	1998-Jul-21	2014-Jul-21	1	16.00	$400	$0	FN
1225888	LEBEL	1999-Jun-03	2019-Jun-03	2	32.00	$800	$0	FN
3006753	LEBEL	2004-Jun-02	2017-Jun-02	1	16.00	$400	$0
3010098	LEBEL	2003-Jun-26	2019-Jun-26	1	16.00	$400	$0
3010099	LEBEL	2003-Jun-26	2019-Jun-26	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L1449	Patent	Lebel	61227-0446 MRO				16.6			1390CST	FN
L1479	Patent	Lebel	61227-0425				12			2487TIM	FN
L1480	Patent	Lebel	61227-0429							2488TIM	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L1872	Patent	Lebel	61227-0427							2654TIM	FN
L1873	Patent	Lebel	61227-0419							2655TIM	FN

L2029	Patent	Lebel	61227-0403							624CST	FN	6/8 to Osisko Mining Ltd., 2/8 EL Ritchie and 2/8 AC Phipps (Estate of JI Ritchie)
L2030	Patent	Lebel	61227-0605							625CST	FN
L2034	Patent	Lebel	61227-0417				15.34			3898CST	FN
L2249	Patent	Teck	61402-0793 MRO				3.45			6493CST	FN
L2250	Patent	Teck	61402-0793 MRO				3.94			6493CST	FN
L2345	Patent	Lebel	61227-0433							1950TIM	FN
L2769	Patent	Lebel	61227-0440							739CST	FN
L2770	Patent	Lebel	61227-0438							738CST	FN
L2880	Patent	Teck	61402-0895 MRO							3520CST	FN
L6483	Patent	Lebel	61227-0410	T**0376	88.22	01-Feb	22.06			5050CST	FN, A
L2396	Patent	Lebel	61227-0411	T**0376	39.01	01-Feb	9.75			461CST	FN, A
L2400	Patent	Lebel	61227-0412	T**0376	55.04	01-Feb	13.76			462CST	FN, A
L2401	Patent	Lebel	61227-0413	T**0376	55.52	01-Feb	13.88			463CST	FN, A
L7418	Patent	Lebel	61227-0409	T**0376	81.18	01-Feb	20.30			1172CST	FN, A
L7419	Patent	Lebel	61227-0408	T**0376	74.14	01-Feb	18.54			1173CST	FN, A
L7420	Patent	Lebel	61227-0407	T**0376	56.01	01-Feb	14.00			1174CST	FN, A
L7778	Patent	Teck	61402-0829 MRO				13.40			6597CST	FN
L7859	Patent	Lebel	61227-0431							1613CST	FN
L7875	Patent	Lebel	61227-0415				14.36			3724CST	FN
L8080	Patent	Lebel	61227-0596				8.66			3746CST	FN
L8861	Patent	Lebel	61227-0423							1756CST	FN
L8862	Patent	Lebel	61227-0421							1755CST	FN
L9852	Patent	Teck	61402-0793 MRO				16.11			6493CST	FN

Royalty Description

A: 2.5%NSR Payable to MK Ross

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxv. Robertson Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

983163	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983164	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983165	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$108,690	A
983166	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983167	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983168	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983169	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983170	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
1014348	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
1073668	ROBERTSON	1989-Feb-24	2018-Feb-24	1	16.00	$400	$0	A
1073669	ROBERTSON	1989-Feb-24	2018-Feb-24	1	16.00	$400	$0	A
1073670	ROBERTSON	1989-Feb-24	2018-Feb-24	1	16.00	$400	$0	A
1073717	ROBERTSON	1989-Feb-24	2017-Feb-24	1	16.00	$400	$0	A
1073721	ROBERTSON	1989-Feb-24	2018-Feb-24	1	16.00	$400	$0	A
1145901	ROBERTSON	1990-Aug-08	2018-Aug-08	1	16.00	$400	$0	B
1145902	ROBERTSON	1990-Aug-08	2018-Aug-08	1	16.00	$400	$0	B
1168344	ROBERTSON	1991-Jan-17	2017-Jan-18	1	16.00	$400	$0
1168404	ROBERTSON	1991-Jan-17	2017-Jan-18	1	16.00	$400	$0
1168705	ROBERTSON	1991-Jan-17	2017-Jan-18	1	16.00	$400	$0
1171743	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171744	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1171749	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171750	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171923	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171924	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171925	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171926	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0

Royalty Description

A: 1.0% NSR Payable to AJ Willy & HM Batisse

B: 10% NPI (to be determined as per QMI Master Schedule)

xxvi. Skead Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1226891	GAUTHIER	2004-Dec-13	2014-Dec-13	8	128.00	$3,157	$25,643	A
3010060	GAUTHIER	2004-Nov-18	2014-Nov-18	1	16.00	$106	$0	A
4202030	GAUTHIER	2006-Mar-03	2015-Mar-03	2	32.00	$584	$0	A

Royalty Description

A: 2.5% NSR Payable to Skead Holdings Ltd.

xxvii. Skead Mcgregor Property

This property is subject to the Skead-MacGregor Property Option Agreement, dated as of March 9, 2011, as amended by an Amending Agreement, dated as of March 6, 2013, and by a Second Amending Agreement, dated as of March 7, 2014

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty	Holder

667832	GAUTHIER	1983-Feb-02	2020-May-18	1	16.00	$400	$0		Skead Holdings Ltd.
667833	MCVITTIE	1983-Feb-02	2020-May-18	1	16.00	$400	$0		Skead Holdings Ltd.
736730	GAUTHIER	1984-Jan-03	2020-Jan-03	1	16.00	$400	$0		Skead Holdings Ltd.
736731	GAUTHIER	1984-Jan-03	2020-Jan-03	1	16.00	$400	$0		Skead Holdings Ltd.
736732	GAUTHIER	1984-Jan-03	2020-Jan-03	1	16.00	$400	$0		Skead Holdings Ltd.
736729	GAUTHIER	1984-Jan-03	2020-Jan-03	1	16.00	$400	$0		Skead Holdings Ltd.
760496	GAUTHIER	1984-Jan-05	2018-Jan-05	1	16.00	$400	$0		Skead Holdings Ltd.
800064	GAUTHIER	1984-Jun-08	2020-Apr-06	1	16.00	$400	$0		Skead Holdings Ltd.
821910	MCVITTIE	1984-Dec-06	2020-Dec-06	1	16.00	$400	$0		Skead Holdings Ltd.
821928	GAUTHIER	1985-Apr-03	2020-Apr-03	1	16.00	$400	$0		Skead Holdings Ltd.
859823	MCVITTIE	1986-Feb-20	2020-Feb-20	1	16.00	$400	$111	C	Skead Holdings Ltd.
892020	HEARST	1986-Dec-17	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.
893730	GAUTHIER	1986-Aug-08	2020-Aug-08	1	16.00	$400	$0		Skead Holdings Ltd.
893731	GAUTHIER	1986-Aug-08	2020-Aug-08	1	16.00	$400	$0		Skead Holdings Ltd.
917318	HEARST	1986-Dec-17	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.
979566	MCELROY	1987-Jun-03	2020-Apr-02	1	16.00	$400	$0	A	Skead Holdings Ltd.
980319	MCELROY	1987-Jun-23	2020-Oct-07	1	16.00	$400	$0		Skead Holdings Ltd.
980385	MCELROY	1987-May-05	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
980386	MCELROY	1987-May-05	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
980387	MCELROY	1987-May-05	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
980388	MCELROY	1987-May-05	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty	Holder
981875	GAUTHIER	1987-Jun-01	2020-Jun-01	1	16.00	$400	$0		Skead Holdings Ltd.
981993	GAUTHIER	1987-Jun-01	2020-Jun-01	1	16.00	$400	$0		Skead Holdings Ltd.
1014694	MCVITTIE	1987-Oct-21	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
1045614	MCVITTIE	1988-Apr-12	2020-Apr-12	1	16.00	$400	$0		Skead Holdings Ltd.
1046094	GAUTHIER	1988-May-03	2020-Nov-17	1	16.00	$400	$0		Skead Holdings Ltd.
1046095	GAUTHIER	1988-May-03	2020-May-03	1	16.00	$115	$0		Skead Holdings Ltd.
1096947	MCVITTIE	1989-May-26	2020-May-26	1	16.00	$400	$0		Skead Holdings Ltd.
1167284	GAUTHIER	2002-Jan-16	2020-Jan-16	1	16.00	$400	$0		Skead Holdings Ltd.
1167292	MCVITTIE	2001-Jul-03	2020-Jul-03	2	32.00	$800	$0		Skead Holdings Ltd.
1180405	GAUTHIER	1996-Aug-19	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
1180406	GAUTHIER	1996-Aug-19	2020-Aug-19	5	80.00	$2,000	$0		Skead Holdings Ltd.
1180408	GAUTHIER	1996-Aug-19	2020-Aug-19	3	48.00	$1,200	$0		Skead Holdings Ltd.
1180409	GAUTHIER	1996-Aug-19	2020-Aug-19	2	32.00	$800	$0		Skead Holdings Ltd.
1180411	GAUTHIER	1998-Jun-02	2020-Jun-02	1	16.00	$400	$0		Skead Holdings Ltd.
1191274	GAUTHIER	2005-Aug-17	2020-Aug-17	2	32.00	$800	$0		Skead Holdings Ltd.
1191278	GAUTHIER	2005-Aug-17	2020-Aug-17	1	16.00	$400	$0		Skead Holdings Ltd.
1191279	GAUTHIER	2005-Aug-17	2020-Aug-17	4	64.00	$1,600	$0		Skead Holdings Ltd.
1192182	GAUTHIER	2005-Sep-12	2020-Sep-12	1	16.00	$400	$0		Skead Holdings Ltd.
1202539	GAUTHIER	1994-Sep-15	2020-Sep-15	1	16.00	$400	$0		Skead Holdings Ltd.
1202540	GAUTHIER	1994-Sep-15	2020-Sep-15	1	16.00	$400	$0		Skead Holdings Ltd.
1202543	GAUTHIER	1994-Oct-21	2020-Oct-21	2	32.00	$800	$0		Skead Holdings Ltd.
1203499	GAUTHIER	1994-Oct-21	2020-Oct-21	1	16.00	$400	$0		Skead Holdings Ltd.
1205549	GAUTHIER	1994-Dec-20	2020-Dec-20	2	32.00	$800	$0		Skead Holdings Ltd.
1206417	MCELROY	1995-Jun-06	2020-Apr-04	1	16.00	$400	$0		Skead Holdings Ltd.
1206419	GAUTHIER	1995-Jun-06	2020-Jun-06	1	16.00	$400	$0		Skead Holdings Ltd.
1206420	GAUTHIER	1995-Jun-06	2020-Jun-06	1	16.00	$400	$0		Skead Holdings Ltd.
1218208	GAUTHIER	1998-Jun-02	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req'd	Reserve	Royalty	Holder

1218210	GAUTHIER	1998-Jun-02	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.
1218211	GAUTHIER	1998-Jun-02	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.
1222247	MCELROY	1997-Oct-10	2020-Oct-10	1	16.00	$400	$0		Skead Holdings Ltd.
1222579	MCELROY	1998-Apr-01	2020-Apr-01	1	16.00	$400	$0		Skead Holdings Ltd.
1222581	MCELROY	1998-Apr-01	2020-Apr-01	1	16.00	$400	$0		Skead Holdings Ltd.
1225162	GAUTHIER	1998-Jun-02	2020-Jun-02	1	16.00	$400	$0		Skead Holdings Ltd.
1242863	MCVITTIE	2001-Jul-23	2020-Jul-23	1	16.00	$400	$0		Skead Holdings Ltd.
1248874	MCVITTIE	2001-Jul-10	2020-Jul-10	1	16.00	$400	$0	D	Skead Holdings Ltd.
3003111	GAUTHIER	2002-Sep-12	2020-Sep-12	5	80.00	$2,000	$0		Skead Holdings Ltd.
3004547	GAUTHIER	2002-Sep-12	2020-Sep-12	1	16.00	$400	$0		Skead Holdings Ltd.
3004548	GAUTHIER	2002-Sep-12	2020-Sep-12	1	16.00	$400	$0		Skead Holdings Ltd.
3006481	MCVITTIE	2003-Jul-09	2020-Jul-09	1	16.00	$303	$0		Skead Holdings Ltd.
3008981	MCVITTIE	2003-Nov-04	2020-Nov-04	1	16.00	$400	$0		Skead Holdings Ltd.
3008982	MCVITTIE	2003-Nov-27	2020-Nov-27	2	32.00	$800	$0		Skead Holdings Ltd.
3008983	MCVITTIE	2003-Nov-27	2020-Nov-27	2	32.00	$800	$0		Skead Holdings Ltd.
4211847	GAUTHIER	2006-Aug-24	2020-Aug-24	1	16.00	$400	$0		Skead Holdings Ltd.
4211958	GAUTHIER	2006-Sep-06	2020-Sep-06	2	32.00	$800	$0		Skead Holdings Ltd.

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry	Holder

L39943	Patent	Gauthier	61226-0782 MRO										Skead Holdings Ltd.
L39944	Patent	Gauthier	61226-0780 MRO										Skead Holdings Ltd.
L29621	Patent	Gauthier	61226-0778 MRO										Skead Holdings Ltd.
HS304	Patent	McVittie	61225-0419 MRO						E	13386CST			Skead Holdings Ltd.
HS305	Patent	McVittie	61225-0419 MRO						E	13386CST			Skead Holdings Ltd.

L19280	Patent	McVittie	61225-0402 MRO			B	3509CST		Skead Holdings Ltd.
L400241-43	Lease	Gauthier	61226-0698 MRO	01-Mar	43.451			30-Apr-27	Skead Holdings Ltd.
L400437	Lease	Gauthier	61226-0588	01-Aug	12.226			30-Sep-29	Skead Holdings Ltd.
L400438	Lease	Gauthier	61226-0686 MRO	01-Feb	15.054			31-Jan-27	Skead Holdings Ltd.
L400439	Lease	Gauthier	61226-0687 MRO	01-Apr	15.419			31-Mar-27	Skead Holdings Ltd.
L420862-68	Lease	Gauthier	61226-0584	01-Feb	97.505			31-Mar-28	Skead Holdings Ltd.
L440520	Lease	Gauthier	61226-0556 MRO	01-Jun	11.384			31-Jul-28	Skead Holdings Ltd.
L544731	Lease	Gauthier	61226-0577	01-Jul	17.385			31-Aug-31	Skead Holdings Ltd.
L544732-33	Lease	Gauthier	61226-0699 MRO	01-Oct	22.217			30-Sep-27	Skead Holdings Ltd.

Royalty Description

A: 10% Net profits Royalty payable to R.D.Condie

B: Royalty calculated at 5% of “earnings” after “payback” payable to D.G. Crossman and assigned to Denraeco Holdings Inc.

C: 1% NSR & 1% GOR payable to L.M. Dyment & J.A. Kidston

D: 10% Net profits Royalty payable to M.L. Dyment & J.A. Kidston

E: 2.5% NSR payable to Jerry Medig

xxviii. Sylvanite Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L2100	Patent	Teck	61228-0709				17.69			208Tim	FN
L2101	Patent	Teck	61228-0638				17.97			207Tim	FN
L2102	Patent	Teck	61228-1415 MRO				21			9298CST	FN
			61228-0768 MRO							9298CST	FN
L2226	Patent	Teck	61228-0710				17.32			209Tim	FN

L2227	Patent	Teck	61228-0637	18.41	205Tim	FN
L11398	Patent	Teck	61228-1378 MRO	0.065	1761CST	FN

Royalty Description

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxix. Teck A and B Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

620929	TECK	1981-Oct-13	2014-Oct-13	1	16.00	$400	$3,023	A, FN
620930	TECK	1981-Oct-19	2014-Oct-19	1	16.00	$400	$1,492	A, FN
620931	TECK	1981-Oct-19	2014-Oct-19	1	16.00	$400	$3,912	A, FN
620932	TECK	1981-Nov-09	2014-Nov-09	1	16.00	$400	$0	A, FN
626766	TECK	1981-Oct-05	2014-Oct-05	1	16.00	$400	$8,353	A, FN
626767	TECK	1981-Nov-18	2014-Nov-18	1	16.00	$400	$0	A, FN
626769	TECK	1981-Aug-14	2014-Aug-14	1	16.00	$400	$0	A, FN
636796	TECK	1981-Nov-30	2014-Nov-30	1	16.00	$400	$1,726	A, FN
636797	TECK	1981-Nov-30	2014-Nov-30	1	16.00	$400	$0	A, FN
636798	TECK	1981-Nov-26	2014-Nov-26	1	16.00	$400	$4,852	A, FN
636799	TECK	1981-Nov-26	2014-Nov-26	1	16.00	$400	$4,196	A, FN
636800	TECK	1981-Nov-26	2014-Nov-26	1	16.00	$400	$6,460	A, FN
822938	TECK	1985-Jan-24	2019-Jan-24	1	16.00	$400	$0	A, FN
822939	TECK	1985-Jan-24	2019-Jan-24	1	16.00	$400	$0	A, FN
822940	TECK	1985-Jan-24	2017-Jan-24	1	16.00	$400	$0	A, FN
891865	TECK	1987-Feb-16	2019-Feb-16	1	16.00	$400	$0	A, FN
981871	TECK	1987-Sep-01	2014-Sep-01	1	16.00	$400	$0	A, FN
981876	TECK	1987-Aug-11	2014-Aug-11	1	16.00	$400	$0	A, FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046466	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046467	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046468	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046469	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046470	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046471	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046472	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046473	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046474	LEBEL	1988-Jun-08	2017-Jun-08	1	16.00	$400	$0	FN
1046475	LEBEL	1988-Jun-08	2017-Jun-08	1	16.00	$400	$0	FN
1046476	LEBEL	1988-Jun-08	2017-Jun-08	1	16.00	$400	$0	FN
1046477	LEBEL	1988-Jun-08	2017-Jun-08	1	16.00	$400	$0	FN
1111433	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$0	FN
1203540	TECK	1996-Sep-26	2014-Sep-26	1	16.00	$800	$0	B
1225550	LEBEL	1998-Apr-09	2017-Apr-09	1	16.00	$400	$0	FN
1225551	LEBEL	1998-Apr-09	2017-Apr-09	1	16.00	$400	$0	FN
1225552	LEBEL	1998-Apr-09	2017-Apr-09	1	16.00	$400	$0	FN
1226873	LEBEL	1998-May-13	2017-May-13	1	16.00	$400	$0	FN
3006754	TECK	2004-Jun-02	2019-Jun-02	1	16.00	$400	$0
4240422	TECK	2008-Jun-04	2015-Jun-04	1	16.00	$400	$6,178

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L6817	Patent	Teck	61402-0683	T***1171	37.23	01-Feb	9.311	G8000637		614CST	FN
L495720	Lease	Teck	61402-0867 MRO							5655LTim	A, FN	28-Feb-33
L495721	Lease	Teck	61402-0867 MRO							5655LTim	A, FN	28-Feb-33
L495722	Lease	Teck	61402-0867 MRO							5655LTim	A, FN	28-Feb-33
L495737	Lease	Teck	61402-0866 MRO							5654LTim	A, FN	28-Feb-33

L495738	Lease	Teck	61402-0866 MRO					5654LTim	A, FN	28-Feb-33
L495739	Lease	Teck	61402-0866 MRO					5654LTim	A, FN	28-Feb-33
L531068	Lease	Teck	61402-0868 MRO				4.17	5666LTim	A, FN	31-May-12*
L531066	Lease	Teck	61402-0868 MRO				19.08	5666LTim	A, FN	31-May-12*
CLM400	Lease	Teck	61402-0847 MRO				138.13	5668LTim	A, FN	31-May-12*
L16457	Patent	Otto	61243-0038	T***0166	64.55	01-Feb	16.14	1581CST	FN
L16458	Patent	Otto	61243-0037	T***0166	61.77	01-Feb	15.44	1578CST	FN
L16459	Patent	Otto	61243-0036	T***0166	61.92	01-Feb	15.48	1577CST	FN

Royalty Description A: 2.0%NSR Payable to JA Kidston & LM Dyment B: 2.0%NSR Payable to Richard Condie. FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (November 7th, 2013 MNDM Letter)

xxx. Upper Beaver Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1217495	MCVITTIE	2003-May-27	2016-May-27	1	16.00	$400	$0
3003814	GAUTHIER	2004-Jun-28	2016-Jun-28	10	160.00	$4,000	$0
3003815	GAUTHIER	2004-Jun-28	2016-Jun-28	2	32.00	$800	$0
3004567	MCVITTIE	2002-Oct-30	2016-Oct-30	1	16.00	$400	$0
4202508	MCVITTIE	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0
4202509	MCVITTIE	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0
4210194	MCVITTIE	2006-Mar-24	2016-Mar-24	8	126.00	$3,200	$16,327
4210195	MCVITTIE	2006-Mar-24	2016-Mar-24	16	256.00	$6,400	$0
4210196	MCVITTIE	2006-Mar-24	2016-Mar-24	1	16.00	$400	$0
4211817	MCVITTIE	2011-Jul-08	2018-Jul-08	1	16.00	$400	$0

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
4211819	MCVITTIE	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0
4217463	MCVITTIE	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0
4271074	MCVITTIE	2012-aug-08	2014-aug-08	2	32.00	$800	$0
4271075	MCVITTIE	2012-aug-08	2014-aug-08	2	32.00	$800	$0
4271076	MCVITTIE	2012-aug-08	2014-aug-08	6	96.00	$2,400	$0
4271077	MCVITTIE	2012-aug-08	2014-aug-08	4	32.00	$1,600	$0
4271078	MCVITTIE	2012-aug-08	2014-aug-08	6	96.00	$2,400	$0
4240175	MCVITTIE	2011-Jun-03	2015-May-02	1	16.00	$400	$0
4266584	MCVITTIE	2013-Oct-15	2015-Oct-15	1	16.00	$400	$0
4266585	MCVITTIE	2013-Oct-07	2015-Oct-07	1	16.00	$400	$0
4266586	MCVITTIE	2013-Oct-15	2015-Oct-15	1	16.00	$400	$0
4266587	MCVITTIE	2013-Oct-15	2015-Oct-15	1	16.00	$400	$0
4272960	MCVITTIE	2013-Dec-19	2015-Dec-19	4	64.00	$1,600	$0
4272990	MCVITTIE	2013-Dec-19	2015-Dec-19	4	64.00	$1,600	$0
4273039	MCVITTIE	2013-Dec-19	2015-Dec-19	4	64.00	$1,600	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty/Diamond Rights	Expiry

L339	Patent	Gauthier	61226-0093	T***0018	58.28	01-Feb	14.57			1600CST	B
L340	Patent	Gauthier	61226-0092	T***0018	64.75	01-Feb	16.19			1601CST	B
L2586	Patent	Gauthier	61226-0104	T***0018	67.34	01-Feb	16.84	G8080183	$213,368	6628NND	B
L2587	Patent	Gauthier	61226-0095	T***0018	84.4	01-Feb	21.1	G8000198	$1,053,575	6654CST	B
L2601	Patent	Gauthier	61226-0105	T***0018	70.42	01-Feb	17.604	G8000199	$134,931	2534TIM	B
L2602	Patent	Gauthier	61226-0096	T***0018	78.67	01-Feb	19.668	G8000018	$795,922	2535TIM	B
L6246	Patent	Gauthier	61226-0094	T***0018	60.38	01-Feb	15.095	G8000256	$725,806	1190CST	B
L9545	Patent	Gauthier	61226-0020	T***0018	78.35	01-Feb	19.6	G8000740	$25,176	1846CST	B
L9546	Patent	Gauthier	61226-0019	T***0018	71.55	01-Feb	17.88	G8000087	$2,959	1847CST	B

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty/Diamond Rights	Expiry
L9556	Patent	Gauthier	61226-0021	T***0018	56.82	01-Feb	14.2	G8000741	$1,479	2084CST	B
L9557	Patent	Gauthier	61226-0016	T***0018	82.56	01-Feb	20.64	G8000742	$2,959	1850CST	B
L35279	Patent	Gauthier	61226-0122	T***0018	64.26	01-Feb	16.066	G8000339	$1,260	6123CST	B
L67180	Lease	Gauthier	61226-0121	LT**0225	160.75	01-Aug	53.584	G8000372	$5,669	4913LTIM	B	31-Jul-13*
L67288	Lease	Gauthier	61226-0121	“				“			B	31-Jul-13*
L72883	Lease	Gauthier	61226-0121	“				“			B	31-Jul-13*
L2588	Patent	McVittie	61225-0355	T***0018	74.3	01-Feb	18.58	G8080184	$204,182		B
L2589	Patent	McVittie	61225-0362	T***0018	60.86	01-Feb	15.21				B
L2648	Patent	Gauthier	61226-0688 MRO	T***0252	72.84	01-Feb	18.21			13407CST	A

L2649	Patent	Gauthier	61226-0688 MRO	T***0252	72.36	01-Feb	18.09			13407CST	A
L4397	Patent	McVittie	61225-0350 MRO	T***0701	61.03	01-Feb	15.26			514CST	B
L6247	Patent	McVittie	61225-0354	T***0018	58.6	01-Feb	14.65	G8000666	$58,265	1191CST	B
L7055	Patent	McVittie	61225-0341	T***0018	61.03	01-Feb	15.257	G8000049	$39,529	1201CST	B
L7056	Patent	Gauthier	61226-0047	T***0018	92.92	01-Feb	23.229	G8000050	$609,666	1202CST	B
L7934	Patent	McVittie	61225-0372	T***0018	65.56	01-Feb	16.39				B
L9150	Patent	McVittie	61225-0344	T***0018	47.75	01-Feb	11.94	G8000743	$32,103	2051CST	B
L9151	Patent	McVittie	61225-0345	T***0018	57.46	01-Feb	14.37	G8000744	$444	2052CST	B
L9152	Patent	McVittie	61225-0339	T***0018	64.42	01-Feb	16.11	G8000745	$2,959	2053CST	B
L9153	Patent	McVittie	61225-0342	T***0018	64.75	01-Feb	16.188	G8000066	$3,079	2054CST	B
L9154	Patent	McVittie	61225-0338	T***0018	52.61	01-Feb	13.15	G8000746	$2,959	2055CST	B
L9155	Patent	McVittie	61225-0337	T***0018	74.46	01-Feb	18.62	G8000067	$2,959	2056CST	B
L9178	Patent	McVittie	61225-0340	T***0018	85.79	01-Feb	21.45	G8000747	$2,959	2057CST	B
L9179	Patent	McVittie	61225-0336	T***0018	63.94	01-Feb	15.98	G8000748	$1,479	2058CST	B
L9180	Patent	McVittie	61225-0335	T***0018	63.13	01-Feb	15.783	G8000068	$2,959	2059CST	B
L9551	Patent	McVittie	61225-0334	T***0018	43.71	01-Feb	10.93	G8000749	$2,959	2060CST	B
L9552	Patent	McVittie	61225-0333	T***0018	68.64	01-Feb	17.16	G8000750	$2,959	1817CST	B
L9553	Patent	Gauthier	61226-0046	T***0018	79.32	01-Feb	19.83	G8000665	$342,752	1818CST	B

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty/Diamond Rights	Expiry
L9554	Patent	Gauthier	61226-0048	T***0018	48.56	01-Feb	12.141	G8000088	$108,537	1848CST	B
L9555	Patent	Gauthier	61226-0045	T***0018	35.61	01-Feb	8.903	G8000089	$800	1849CST	B

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (January 13th, 2014 MNDM Letter)

Royalty Description/Diamond Rights

A: 2.0%NSR Payable to Timmins Forest Products Ltd.

B: Contact Diamond Mines Corp., formerly Sudbury Contact Mines Ltd., holds 100% of the diamond rights over 33 patents and one lease.

xxxi. Upper Canada Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

949740	GAUTHIER	1986-Nov-13	2014-Nov-13	1	16.00	$400	$0	A, FN
949781	GAUTHIER	1986-Nov-13	2014-Nov-13	1	16.00	$400	$0	A, FN
949827	GAUTHIER	1986-Nov-13	2014-Nov-13	1	16.00	$400	$0	A, FN
1226075	GAUTHIER	1999-Jun-02	2019-Jun-02	1	16.00	$400	$0	FN
1226196	GAUTHIER	1999-Jun-02	2019-Jun-02	2	32.00	$800	$0	FN
1226197	GAUTHIER	1999-Jun-02	2019-Jun-02	2	32.00	$800	$0	FN
1226198	GAUTHIER	1999-Jun-02	2019-Jun-02	2	32.00	$800	$0	FN
1242096	GAUTHIER	2000-Aug-01	2014-Aug-01	3	48.00	$1,200	$0	FN
1242097	GAUTHIER	2000-Aug-01	2014-Aug-01	1	16.00	$400	$0	FN
4202538	GAUTHIER	2006-Jun-01	2019-Jun-01	1	16.00	$400	$0
4225466	GAUTHIER	2007-Dec-07	2014-Dec-07	2	32.00	$800	$0
4240173	GAUTHIER	2008-May-14	2015-May-14	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L8371	Patent	Gauthier	61226-0204	T***0376	40.47	01-Feb	10.12	G80100106	$439,171	1672CST	FN
LS500	Patent	Gauthier	61226-0180	T***0376	51.4	01-Feb	12.85			1663CST	B, FN
LS501	Patent	Gauthier	61226-0200	T***0376	48.97	01-Feb	12.24	G80100110	$262,906	1664CST	B, FN
LS502	Patent	Gauthier	61226-0179	T***0376	54.12	01-Feb	13.53			1665CST	B, FN
LS503	Patent	Gauthier	61226-0181	T***0376	64.75	01-Feb	16.19	G80100150	$1,745	1666CST	B, FN
LS504	Patent	Gauthier	61226-0198	T***0376	42.9	01-Feb	10.72	G80100151	$41,386	1667CST	B, FN
L6314	Patent	Gauthier	61226-0248	T***0376	59.92	01-Feb	14.98	G80100109	$584,113	1570CST	FN
			61226-0237 SRO

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L6315	Patent	Gauthier	61226-0199	T***0376	66.18	01-Feb	16.54	G80100145	$19,467	1571CST	FN
L6316	Patent	Gauthier	61226-0714	T***0376	67.5	01-Feb	16.88			1572CST	FN
L6317	Patent	Gauthier	61226-0209	T***0376	59.89	01-Feb	15.33			13214CST	FN
L6318	Patent	Gauthier	61226-0201	T***0376	64.3	01-Feb	13.88	G80100104	$166,559	1574CST	FN
L6319	Patent	Gauthier	61226-0691 MRO	T***0376	59.89	01-Feb	16.07			13215CST	FN
L6321	Patent	Gauthier	61226-0235	T***0376	105.86	01-Feb	26.47	G80100105	$671,148	1565CST	FN
L8113	Patent	Gauthier	61226-0205	T***0376	83.66	01-Feb	20.91	G80100146	$413,164	1478CST	FN
L8114	Patent	Gauthier	61226-0690 MRO	T***0376	62.55	01-Feb	15.64			13216CST	FN
L8372	Patent	Gauthier	61226-0203	T***0376	36.58	01-Feb	9.15	G80100147	$146,040	1673CST	FN
L8590	Patent	Gauthier	61226-0176	T***0376	97.43	01-Feb	24.36			2104CST	FN
L9094	Patent	Gauthier	61226-0178	T***0376	58.11	01-Feb	14.53	G80100108	$28,897	1810CST	FN
L9095	Patent	Gauthier	61226-0202	T***0376	46.78	01-Feb	11.7	G80100096	$222,540	1811CST	FN
L9224	Patent	Gauthier	61226-0234	T***0376	61.51	01-Feb	15.38	G80100118	$925,136	13206CST	FN
L9225	Patent	Gauthier	61226-0232 MRO	T***0376	44.44	01-Feb	11.11	G80100152	$255,956	13207CST	FN
L9226	Patent	Gauthier	61226-0230 MRO	T***0376	43.88	01-Feb	10.97			13208CST	FN
L9227	Patent	Gauthier	61226-0210 MRO	T***0376	72.32	01-Feb	26.99			13209CST	FN
L9312	Patent	Gauthier	61226-0177	T***0376	70.09	01-Feb	17.52	G80100148	$73,008	2178CST	FN
L9365	Patent	Gauthier	61226-0250	T***0376	59.57	01-Feb	14.89	G80100107	$1,041,334	1833CST	FN
L9524	Patent	Gauthier	61226-0281 MRO	T***0376	40.42	01-Feb	10.11	G80100111	$454,362	13210CST	FN
L9525	Patent	Gauthier	61226-0283 MRO	T***0376	36.73	01-Feb	9.18	G80100153	$3,350	13211CST	FN
L9526	Patent	Gauthier	61226-0286 MRO	T***0376	41.8	01-Feb	10.45			13212CST	FN
L9527	Patent	Gauthier	61226-0228 MRO	T***0376	51.67	01-Feb	12.92			13213CST	FN
L9528	Patent	Gauthier	61226-0278	T***0376	52.33	01-Feb	13.08	G8000891	$35,732	1136CST	FN
			61226-0739							1136CST	FN
L9529	Patent	Gauthier	61226-0284	T***0376	39.95	01-Feb	9.99	G80100149	$2,352	1337CST	FN
			61226-0740							1337CST	FN
L9530	Patent	Gauthier	61226-0287	T***0376	38.62	01-Feb	54.33			1138CST	FN
			61226-0741							1138CST	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L9943	Patent	Gauthier	61226-0683 MRO	T***0267	89.27	01-Feb	22.32			12720CST
L9946	Patent	Gauthier	61226-0173 MRO	T***0267	73.44	01-Feb	18.36			5425CST
L9947	Patent	Gauthier	61226-0693 MRO	T***0267	95.46	01-Feb	23.87			3496CST
L9951	Patent	Gauthier	61226-0694 MRO	T***0267	76.92	01-Feb	19.23			5429CST
L10140	Patent	Gauthier	61226-0195	T***0376	91.46	01-Feb	22.87			2498CST	B, FN
L10141	Patent	Gauthier	61226-0196	T***0376	108.29	01-Feb	27.07			2476CST	B, FN
L10142	Patent	Gauthier	61226-0182	T***0376	118.82	01-Feb	29.7			2477CST	B, FN
L10143	Patent	Gauthier	61226-0184	T***0376	49.21	01-Feb	12.3			2499CST	B, FN
				LO**0045	62.73	01-Aug	12.55				B, FN
L10144	Patent	Gauthier	61226-0183	T***0376	71.22	01-Feb	17.81			2466CST	B, FN
L10145	Patent	Gauthier	61226-0137	T***0376	35.29	01-Feb					B, FN
L10462	Patent	Gauthier	61226-0185	T***0376	1.3	01-Feb	0.32			2555CST	B, FN
				LO**0045	60.91	01-Jul	12.18				B, FN
L10463	Patent	Gauthier	61226-0186	T***0376	2.75	01-Feb	0.69			2556CST	B, FN
				LO**0045	33.39	01-Jul	6.68				B, FN
L15584	Patent	Gauthier	61226-0237 SRO				15.7	G80100103	$1,072,998		FN
			61226-0246 MRO	T***0376	62.81	01-Feb					FN
L15585	Patent	Gauthier	61226-0237 SRO				16.55				FN
			61226-0249 MRO	T***0376	66.21	01-Feb					FN
L8115	Patent	Gauthier	61226-0237 SRO				16.1				FN
			61226-0247 MRO	T***0376	64.41	01-Feb					FN

Royalty Description

A: 1.0% NSR Payable to Jascan Resources Inc.

B: 2% NSR derived from 65% of total production payable to Canico.

FN: 2% NSR Payable to Franco Nevada Canada Corp.

xxxii. Victoria Creek Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry
Expiry
L10751	Patent	Gauthier	61226-0026	T***1397	63.29	01-Feb	15.82			6215CST	A
L37260	Patent	Gauthier	61226-0034	T***1397	61.34	01-Feb	15.33			7430CST	A
L37310	Patent	Gauthier	61226-0008	T***1397	83.69	01-Feb	20.92			7431CST	A
L37311	Patent	Gauthier	61226-0009	T***1397	71.71	01-Feb	17.93			7433CST	A
L37312	Patent	Gauthier	61226-0010	T***1397	84.09	01-Feb	21.02			7432CST	A
L37341	Patent	Gauthier	61226-0027	T***1397	74.54	01-Feb	18.64			7434CST	A
CLM424	Lease	Gauthier	61226-0708	LT**0380	209.76	01-Oct	69.921				B	30-Sept-19

Royalty Description

A: 10% NPP Payable to Walhanna Enterprises Ltd.

B: 3% NSR Payable to Lac Minerals Ltd.

xxxiii. Victoria Lake Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

4211814	Gauthier	2013-Dec-18	2015-Dec-18	2	32	$800	0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L30808	Patent	Arnold	61221-0037 MRO	T***1363	7.61	01-Feb	1.9			12447CST	A

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty
	LO	Arnold	10642	LO**0824	61.92	01-Oct	12.383				A
L30798	Patent	Arnold	61221-0039	T***1363	46.3	01-Feb	11.58			12443CST	A
	LO	Arnold	10644	LO**0824	35.82	01-Oct	7.163				A
L30799	Patent	Arnold	61221-0041	T***1363	36.42	01-Feb	9.11			12444CST	A
	LO	Arnold	10645	LO**0824	52.81	01-Oct	10.562				A
L30805	Patent	Arnold	61221-0043	T***1363	28.17	01-Feb	7.04			12446CST	A
L30804	Patent	Arnold	61221-0045	T***1363	42.57	01-Feb	10.64			12445CST	A
L9338	Patent	Gauthier	61226-0006 MRO	T***1363	63.78	01-Feb	15.95			12427CST	A
	LO	Gauthier	1733	LO**0824	26.31	01-Mar	5.261				A
L9339	Patent	Gauthier	61226-0022 MRO	T***1363	10.52	01-Feb	2.63			12428CST	A
	LO	Gauthier	1728	LO**0824	67.79	01-Mar	13.557				A
L9350	Patent	Gauthier	61226-0024	T***1363	65.07	01-Feb	16.27			12439CST	A
L9340	Patent	Gauthier	61226-0028	T***1363	38.85	01-Feb	9.71			12429CST	A
	LO	Gauthier	1729	LO**0824	32.38	01-Mar	6.475				A
L9351	Patent	Gauthier	61226-0030	T***1363	65.07	01-Feb	16.27			12440CST	A
L9352	Patent	Gauthier	61226-0032	T***1363	65.07	01-Feb	16.27			12441CST	A
L9353	Patent	Gauthier	61226-0059	T***1363	64.91	01-Feb	16.23			12442CST	A
L9342	Patent	Gauthier	61226-0061	T***1363	64.91	01-Feb	16.23			12431CST	A
L9341	Patent	Gauthier	61226-0063	T***1363	51.15	01-Feb	12.79			12430CST	A
	LO	Gauthier	1731	LO**0824	17	01-Mar	3.399				A
L9343	Patent	Gauthier	61226-0067	T***1363	70.09	01-Feb	17.52			12432CST	A
	LO	Gauthier	1727	LO**0824	4.05	01-Mar	0.809				A
L9344	Patent	Gauthier	61226-0069	T***1363	64.75	01-Feb	16.19			12433CST	A
L9345	Patent	Gauthier	61226-0071	T***1363	64.75	01-Feb	16.19			12434CST	A
L9346	Patent	Gauthier	61226-0075 MRO	T***1363	69.12	01-Feb	17.28			12435CST	A
L9347	Patent	Gauthier	61226-0077 MRO	T***1363	79.96	01-Feb	19.99			12436CST	A
L9348	Patent	Gauthier	61226-0078 MRO	T***1363	72.52	01-Feb	18.13			12437CST	A
L9349	Patent	Gauthier	61226-0079 MRO	T***1363	54.23	01-Feb	13.56			12438CST	A

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty
L8503	Patent	Gauthier	61226-0166 MRO	T***1363	35.29	01-Feb	8.82			8450CST	A
	LO	Gauthier	1414	LO**0824	2.03	01-Jun	0.405				A
L8502	Patent	Gauthier	61226-0695 MRO	T***1363	52.12	01-Feb	13.03			8449CST	A
L8504	Patent	Gauthier	61226-0696 MRO	T***1363	20.24	01-Feb	5.06			8651CST	A
LS18	Patent	Lebel	61227-0079	T***1363	5.18	01-Feb	1.3			12448CST	A
	LO	Lebel	2490	LO**0824	100.36	01-Oct	20.072				A
L14023 (L16132)	Patent	Lebel	61227-0081	T***1363	8.74	01-Feb	2.19			12454CST	A
LS17	LO	Lebel	2491	LO**0824	91.66	01-Oct	18.332				A
L12692 (L16134)	LO	Gauthier	10049	LO**0824	59.49	01-Nov	11.898				A
L16133	LO	Lebel	10050	LO**0824	66.47	01-Nov	13.294				A
L30811	LO	Gauthier	10636	LO**0824	73.86	01-Oct	14.771				A
L30812	LO	Gauthier	10637	LO**0824	69.81	01-Oct	13.962				A
L30813	LO	Gauthier	10638	LO**0824	71.63	01-Oct	14.326				A
L30814	LO	Gauthier	10639	LO**0824	80.94	01-Oct	16.187				A
L30806	LO	Gauthier	10640	LO**0824	96.72	01-Oct	19.344				A
L30807	LO	Gauthier	10641	LO**0824	64.75	01-Oct	12.95				A
L30809	LO	Gauthier	10643	LO**0824	106.03	01-Oct	21.206				A
L30810	LO	Gauthier	10635	LO**0824	67.38	01-Oct					A
L30800	LO	Gauthier	10646	LO**0824	106.03	01-Oct	21.206				A
L30801	LO	Gauthier	10647	LO**0824	73.86	01-Oct	14.771				A
L30802	LO	Gauthier	10648	LO**0824	73.86	01-Oct	14.771				A
L30803	LO	Gauthier	10649	LO**0824	80.94	01-Oct	16.187				A
L30883	LO	Gauthier	10650	LO**0824	93.89	01-Oct	18.777				A
L14023	LO	Lebel	10048	LO**0824	92.53	01-Nov	18.506				A
L14224	LO	Lebel	3772	LO**0824	51.4	01-Apr	10.279				A

Royalty Description

A: 3%NSR Payable to Cliffs Quebec Iron Mining Ltd.

xxxiv. Vigrass Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

842660	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$6,605	D, FN
842767	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$29,160	D, FN
842782	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$0	D, FN
843171	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$0	D, FN
843400	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$24,243	D, FN
843837	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$22,718	D, FN
891856	TECK	1986-Apr-10	2019-Apr-10	1	16.00	$400	$0	E, FN
891860	TECK	1986-Jul-17	2014-Jul-17	1	16.00	$400	$0	E, FN
892089	TECK	1986-Jun-19	2019-Jun-19	1	16.00	$400	$0	D, FN
894181	TECK	1986-Jul-24	2014-Jul-24	1	16.00	$400	$0	E, FN
983348	TECK	1987-Sep-21	2014-Sep-21	1	16.00	$400	$0	A, FN
983349	TECK	1987-Sep-21	2014-Sep-21	1	16.00	$400	$0	A, FN
1214034	OTTO	1996-Nov-01	2014-Nov-01	1	16.00	$400	$0	A, FN
1219966	OTTO	1996-Nov-01	2014-Nov-01	1	16.00	$400	$0	A, FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

TC57	Patent	Teck	61402-0786	T***0376	36.74	01-Feb	9.19			8382NND	A
TC58	Patent	Teck	61402-0856 MRO	T***0376	38.69	01-Feb	9.67			4050CST	A, FN
TC61 (2697)	Patent	Teck	61402-0921 MRO				12.26			1092TIM/5377CST	A, FN
			61402-0792 MRO								A, FN
HR544	Patent	Teck	61402-0315				16.03			8806CST	B, FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

HR587	Patent	Teck	61402-0937 MRO	T***0376	67.50	01-Feb	16.88			8624NND	A, FN
HR773	Patent	Teck	61402-0848 MRO	T***0376	17.81	01-Feb	4.45			343CST	A, FN
Location A	Patent	Teck	61402-0900 MRO							5929CST	A, FN
L1199	Patent	Teck	61402-0001				9.92			8807CST	B, FN
RSC204	Patent	Teck	61402-0939 MRO	T***0376	63.94	01-Feb	15.99			8411NND	A
		Teck	61402-0938 MRO							8410NND
RSC205 (L16253/L16523?)	Patent	Teck	61402-0940 MRO	T***0376	54.23	01-Feb	13.56			8412NND	A, FN
RSC211	Patent	Teck	61402-0314				13.31			8804CST	B, FN
RSC212	Patent	Teck	61402-0313				10.44			8805CST	B, FN
L476198	Lease	Teck	61402-0865 MRO	LT**0367	47.02	01-Nov	15.673			5639LTIM	A, FN	31-Oct-32
L476602, Pt. L491177 & Pt. L476233	Lease	Teck	61402-0912 MRO							5640LTIM	FN	31-Oct-32
L476199, Pt. L476232 & Pt. L476233	Lease	Teck	61402-0888 MRO	LT**0366	216.66	01-Nov	72.22			5640LTIM	A, FN	31-Oct-32
Pt. L491177	Lease	Teck	61402-0913 MRO							5640LTIM	FN
L737143-44 & L842493-94	Lease	Otto	61243-0380 MRO	LT**0323	194.82	01-Jun	64.94					31-May-19
L842495	Lease	Otto	61243-0389 MRO	LT**0323	48.57	01-Jun	16.189					31-May-19
L544544-46 &L544549	Lease	Otto	61243-0379 MRO				61.452			5667LTIM	C, FN	31-May-12*
L9591	Patent	Otto	61243-0395 MRO	T***0376	66.86	01-Feb	16.72			8415NND	A, FN
L9592	Patent	Otto	61243-0391 MRO	T***0376	65.56	01-Feb	16.39			8414NND	A, FN
L9759	Patent	Otto	61243-0387 MRO	T***0376	64.75	01-Feb	16.19			8422NND	A, FN
L9760	Patent	Otto	61243-0385 MRO	T***0376	66.86	01-Feb	16.72			8416NND	A, FN
L16423	Patent	Eby	61242-0274							14208SST	B, FN
L16424	Patent	Otto	61243-0010				12.95			14209SST	B, FN
L16425	Patent	Otto	61243-0001				13.19			14210SST	B, FN
L18248	Patent	Otto	61243-0035							23076SST
L18249	Patent	Otto	61243-0034							23077SST

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L32236	LO	Otto		LO**0045	248.28	01-Sep					A
L32237	LO	Otto		LO**0045							A
L32238	LO	Otto		LO**0045							A

Royalty Description

A: 2% NSR Payable to Golden Crescent Resources Corp.

B: 2% NSR Payable to Diane C. Strome

C: 2% NSR Payable to Jocelyne A. Kidston

D: 10% NPR Payable to Kiernicki et. al.

E: 2% NSR Payable to Richard Condie

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (November 7th, 2013 MNDM Letter)

xxxv. Unclassified

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L16656	Patent	Otto	61243-0072				16.13			1580TIM
L16657	Patent	Otto	61243-0406				16.13			1579TIM

D — YUKON PROPERTY

HELD BY OSISKO HAMMOND REEF GOLD LTD.

Grant #	Claim Name	Area (ha)	Expiry Date	Required Annual Work	Annual Filing Fees	Recorded Date	NTS Map	Mining District

SEPTEMBER 2014
YC29295	SMART1	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29296	SMART2	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29297	SMART3	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29298	SMART4	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29299	SMART5	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29300	SMART6	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29301	SMART7	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29302	SMART8	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29303	SMART9	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29304	SMART10	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29305	SMART11	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29306	SMART12	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29307	SMART13	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29308	SMART14	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29309	CASS1	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29310	CASS2	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29311	CASS3	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29312	CASS4	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29313	CASS5	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29314	CASS6	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29315	CASS7	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29316	CASS8	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake

YC29317	CASS9	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29318	CASS10	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29319	SEAGULL1	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29320	SEAGULL2	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29321	SEAGULL3	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29322	SEAGULL4	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29323	STAN1	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29324	STAN2	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29325	STAN3	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
YC29326	STAN4	20.9	22-Sept-2014	$100.00	$5.00	22-Sept-2005	105B04	Watson Lake
				$3 200.00	$160.00
MAY 2015
YC31492	STAN5	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31493	STAN6	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31494	SEAGULL5	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31495	SEAGULL6	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31496	SEAGULL7	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31497	SEAGULL8	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31498	SEAGULL9	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31499	SEAGULL10	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31500	SEAGULL11	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31501	SEAGULL12	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31502	SEAGULL13	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31503	SEAGULL14	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31504	SEAGULL15	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31505	SEAGULL16	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31506	SEAGULL17	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31507	SEAGULL18	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31508	SEAGULL19	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
YC31509	SEAGULL20	20.9	31-May-2015	$100.00	$5.00	31-May-2006	105B04	Watson Lake
				$1 800.00	$90.00

SCHEDULE F

REPRESENTATIONS AND WARRANTIES OF OSISKO

(a)                                 Organization.  Osisko and each Osisko Subsidiary has been incorporated, are validly subsisting and have full corporate or legal power and authority to own their respective properties and assets and to conduct their respective businesses as currently owned and conducted. Osisko and each Osisko Subsidiary are registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Osisko.  All of the outstanding shares of each Osisko Subsidiary are validly issued, fully paid and non-assessable. Except as disclosed by Osisko in the Osisko Disclosure Letter, all of the outstanding shares of each Osisko Subsidiary are owned, directly, by Osisko. Except as disclosed by Osisko in the Osisko Disclosure Letter or pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the respective Osisko Subsidiary, the outstanding shares of each Osisko Subsidiary are owned by Osisko free and clear of all Encumbrances and Osisko is not liable to any creditor in respect thereof.  Except pursuant to this Agreement and the transactions contemplated hereby and as disclosed in the Osisko Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in either Osisko Subsidiary from Osisko.

(b)                                 Capitalization.  Osisko is authorized to issue an unlimited number of Osisko Shares. All outstanding Osisko Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Osisko or an Osisko Subsidiary having the right to vote with the Osisko Shareholders on any matter. There are no outstanding contractual obligations of Osisko or an Osisko Subsidiary to repurchase, redeem or otherwise acquire any outstanding Osisko Shares or with respect to the voting or disposition of any outstanding Osisko Shares.

(i)                  Non-Diluted Basis. As at March 31, 2014, there were: (i) 439,813,283 Osisko Shares outstanding; (ii) Options to acquire an aggregate of 20,198,240 Osisko Shares outstanding; and (iii) an aggregate of 25,407,314 Osisko Shares reserved for issuance under the outstanding Convertible Securities. The exercise prices and expiry dates of the Options and the outstanding Osisko Convertible Securities are set out in the Osisko Disclosure Letter. Except as disclosed in the Osisko Disclosure Letter and pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Osisko or an Osisko Subsidiary to issue or sell any shares of Osisko, an Osisko Subsidiary or any securities or obligations of any kind convertible into or exchangeable for any shares of Osisko or an Osisko Subsidiary.

(ii)               Fully-Diluted Basis.  As at March 31, 2014, assuming a price per Osisko Share of $8.15 and the conversion of all in-the-money Options, Convertible Securities, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Osisko to issue or sell any shares of Osisko or any securities or obligations of any kind convertible into or exchangeable for any shares of Osisko as set out in the Osisko Disclosure Letter, there are 479,358,615 Osisko Shares outstanding, on a fully-diluted basis.

(c)                                  Authority.  Osisko has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Osisko as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Osisko and the completion by Osisko of the transactions contemplated by this Agreement have been authorized by the directors of Osisko and, subject to obtaining approval from the Osisko Shareholders, the Interim Order and any approvals required by the Interim Order and the Final Order, and providing to the Director any records, information or other documents required in connection with the Arrangement, no other corporate proceedings on the part of Osisko are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Osisko of the Circular. This Agreement has been executed and delivered by Osisko and constitutes a legal, valid and binding obligation of Osisko, enforceable against Osisko in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed by Osisko in the Osisko Disclosure Letter, the execution and delivery by Osisko of this Agreement and the performance by Osisko of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)             result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)                               the articles or by-laws (or their equivalent) of Osisko or an Osisko Subsidiary;

(B)                               assuming Osisko has obtained approval from the Osisko Shareholders, the Interim Order and any approvals required by the Interim Order and the Final Order, any Law, other than under the Competition Act and any other applicable merger control law; or

2

(C)                               any material contract, agreement, licence or permit to which Osisko or an Osisko Subsidiary is bound or is subject to or of which Osisko or an Osisko Subsidiary is the beneficiary;

(D)                               in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Osisko, and

(E)                                give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Osisko or an Osisko Subsidiary to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Osisko;

(ii)               result in the imposition of any Encumbrance upon any of the property or assets of Osisko or an Osisko Subsidiary or restrict, hinder, impair or limit the ability of Osisko or an Osisko Subsidiary to conduct the business of Osisko or an Osisko Subsidiary as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Osisko; or

(iii)            except as disclosed by Osisko in the Osisko Disclosure Letter, result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Osisko or an Osisko Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Osisko or an Osisko Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Osisko or an Osisko Subsidiary in connection with the execution and delivery of this Agreement or the consummation by Osisko of the transactions contemplated hereby other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order and any approvals required by the Final Order; (iii) filings required under the CBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) any other consents, waivers, permits, orders or approvals referred to in the Osisko Disclosure Letter; (v) compliance with and approvals required by the Competition Act or other applicable merger control laws; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Osisko.

(d)                                 Directors’ Approvals.  The board of directors of Osisko has received an opinion from each of BMO Nesbitt Burns Inc. and Maxit Capital LP, the financial advisors to the board of directors of Osisko, that, as of the date hereof, the consideration payable to the Osisko Shareholders pursuant to the Arrangement is

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fair, from a financial point of view, to the Osisko Shareholders and the directors of Osisko have unanimously:

(i)             determined that the Arrangement is in the best interests of Osisko;

(ii)          resolved to recommend that the Osisko Shareholders vote in favour of the Arrangement Resolution; and

(iii)       authorized the entering into of this Agreement, and the performance of its provisions, by Osisko.

(e)                                  Osisko Subsidiaries. The only material Subsidiaries of Osisko are the Osisko Subsidiaries.

(f)                                   No Defaults.  None of Osisko or the Osisko Subsidiaries is in default under, and, to the knowledge of Osisko, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Osisko or an Osisko Subsidiary under any contract, agreement or licence that is material to the conduct of the business of Osisko or an Osisko Subsidiary to which any of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Osisko.

(g)                                  Absence of Changes.  Since December 31, 2013, except as disclosed by Osisko in the Osisko Disclosure Letter and this Agreement:

(i)                  each of Osisko and the Osisko Subsidiaries have conducted their business only in the ordinary and regular course of business consistent with past practice;

(ii)               none of Osisko or the Osisko Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)            there has not been any acquisition or sale by Osisko or an Osisko Subsidiary of any property or assets material to Osisko and the Osisko Subsidiaries, taken as a whole;

(iv)           other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Osisko or an Osisko Subsidiary of any debt for borrowed money, or any making by Osisko or an Osisko Subsidiary of any loan, advance or capital contribution to or investment in any other person;

(v)              other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or material modification of the compensation payable to or to become payable by Osisko or an Osisko Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination

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pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Options pursuant to the Option Plan and the granting of awards pursuant to the Osisko Deferred Share Unit Plan or the Osisko Restricted Share Unit Plan) made to, for or with any of such directors or officers;

(vi)           Osisko has not effected any material change in its accounting methods, principles or practices; and

(vii)        Osisko has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)                                 Employment Agreements.  Other than as disclosed by Osisko in the Osisko Disclosure Letter:

(i)                  none of Osisko or the Osisko Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Osisko or Osisko Subsidiary that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary;

(ii)               none of Osisko or the Osisko Subsidiaries has any employee or consultant whose employment or contract with Osisko or Osisko Subsidiary cannot be terminated without payment upon a maximum of 12 months’ notice, except as required by applicable Laws; and

(iii)            none of Osisko or the Osisko Subsidiaries (A) is a party to any collective bargaining agreement; (B) is, to the knowledge of Osisko, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (C) is subject to any current or, to the knowledge of Osisko, pending or threatened strike or lockout.

(i)                                     Financial Matters.  The audited statements of financial position, audited consolidated statements of loss and comprehensive loss, audited consolidated statements of changes in equity and audited consolidated statements of cash flows of Osisko for the financial years ended December 31, 2013 and 2012, and the notes thereto and the report by the Osisko’s auditors thereon (the “Osisko Financial Statements”), were prepared in accordance with IFRS and fairly present in all material respects the consolidated financial condition of Osisko at the respective dates indicated its financial performance and its cash flows for the years ended December 31, 2013 and 2012. Except as disclosed by Osisko in the Osisko Disclosure Letter, none of Osisko or the Osisko Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for

5

Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Osisko Financial Statements, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Osisko.

(j)                                    Books and Records.  The corporate records and minute books of Osisko and each Osisko Subsidiary have been maintained in material compliance with all applicable Laws and are complete and accurate in all material respects.  Financial books and records and accounts of Osisko and each Osisko Subsidiary (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of Osisko and each Osisko Subsidiary; and (iii) accurately and fairly reflect the basis for the Osisko Financial Statements.

(k)                                 Litigation.  Except as disclosed by Osisko in the Osisko Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Osisko, threatened against or relating to Osisko or an Osisko Subsidiary or affecting any of their respective properties or assets before any Regulatory Authority which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Osisko.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Osisko, threatened against or relating to Osisko or an Osisko Subsidiary before any Governmental Entity. None of Osisko or the Osisko Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Osisko or an Osisko Subsidiary as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Osisko.

(l)                                     Osisko Properties. Except as disclosed in the Osisko Disclosure Letter:

(i)                  the Osisko Properties are fully described in Schedule “E” attached hereto, there are no mineral claims or other rights comprising the Osisko Properties or any portion thereof which are not set out in Schedule “E” attached hereto and each of the permits set out in Schedule “E” hereto are in full force and effect;

(ii)               to the knowledge of Osisko, all of the mineral claims or other rights comprising the Osisko Properties have been validly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims, which are in good standing under applicable Laws;

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(iii)            no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Osisko Properties;

(iv)           Osisko or an Osisko Subsidiary has all necessary corporate power to own the Osisko Properties and is in material compliance with all applicable Laws, permits, consents and qualifications to which the Osisko Properties are subject;

(v)              applying customary standards in the mining industry, Osisko and/or an Osisko Subsidiary have a 100% legal and beneficial good, valid and exclusive ownership right, title and interest in and to, and actual and exclusive possession of, the permits relating to the Osisko Properties, free and clear of all title defect or Encumbrance, other than property as to which it is a lessee, in which case it has a valid leasehold interest;

(vi)           all taxes which are due and payable, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the Osisko Properties have been made by Osisko in respect of the Osisko Properties;

(vii)        neither the Osisko Properties nor any minerals or product derived from the Osisko Properties are subject to or bound by any royalty or royalty interest, whether registered or unregistered, and Osisko has not granted any royalty interest in or affecting the foregoing;

(viii)     there is no action, suit, order, work order, petition, prosecution or other similar proceeding of which process initiating the same has been served on Osisko or to the knowledge of Osisko, threatened against Osisko and affecting any of the Osisko Properties at law or in equity or before or by any Governmental Entity; and

(ix)           Osisko has not received notice of any breach of any applicable Law in respect of its conduct on or under the Osisko Properties which could have a Material Adverse Effect on the Osisko Properties.

(m)                             Mineral Resources and Mineral Reserves. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of Osisko disclosed in the Osisko Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources and proven and probable reserves of Osisko and the Osisko Subsidiaries, from the amounts disclosed publicly by Osisko.

(n)                                 Operational Matters.  Except as would not have a Material Adverse Effect on Osisko:

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(i)                  all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Osisko and an Osisko Subsidiary have been properly and timely paid and no claim is due to lapse within 90 days of the date hereof;

(ii)               (A) all mines and mining-related activities where Osisko or an Osisko Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) all mines located in or on the lands of Osisko or an Osisko Subsidiary or lands pooled or unitized therewith, which have been abandoned by Osisko or an Osisko Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws;

(iii)            the ore bodies and minerals located in the Osisko Properties are under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Osisko to explore the minerals relating thereto, all such property leases or claims and all property, leases or claims in which Osisko or an Osisko Subsidiary have any interest or right have been validly located and recorded in accordance with all applicable Laws and are valid and subsisting, Osisko or an Osisko Subsidiary have all necessary surface rights, access rights and other necessary rights and interests relating to the Osisko Properties granting Osisko or an Osisko Subsidiary the rights and ability to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by Osisko or an Osisko Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Osisko or an Osisko Subsidiary;

(iv)           all exploration activities have been undertaken in accordance with good exploration practices and in compliance with all applicable Laws, except where the failure to so comply would not have a Material Adverse Effect on the Osisko; and

(v)              each of Osisko and the Osisko Subsidiaries has all necessary permits required for it to carry on its business as currently conducted, all of which are in full force and effect, and each of them is in compliance with such permits. None of Osisko or the Osisko Subsidiaries has received oral or written notice relating to the revocation, cancellation expropriation or modification of any such permit.

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(o)                                 Insurance. Osisko and each Osisko Subsidiary maintain policies of insurance that are reasonable, prudent and appropriate for the size and nature of the business of Osisko and the respective Osisko Subsidiary, and such policies are in full force and effect as of the date hereof.

(p)                                 Environmental.

(i)                  Each of Osisko and the Osisko Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Osisko.

(ii)               (A) To Osisko’s knowledge, the Osisko Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Osisko; (B) none of Osisko or the Osisko Subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Osisko Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Osisko; (C) all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Osisko Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Osisko; and (D) to the knowledge of Osisko, there are no Hazardous Substances at, in, on, under or migrating from any Osisko Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Osisko.

(iii)            To the knowledge of Osisko, none of Osisko or the Osisko Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Osisko or an Osisko Subsidiary.  To the knowledge of Osisko, no site or facility now or previously owned, operated or leased by Osisko or an Osisko Subsidiary is listed or, to the knowledge of Osisko, is proposed for listing on any list

9

issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)           Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Osisko, none of Osisko or the Osisko Subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the Osisko Properties in such a manner as: (A) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Osisko; or (B) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Osisko Properties or the assets of Osisko or an Osisko Subsidiary.

(v)              Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Osisko and except as disclosed by Osisko in the Osisko Disclosure Letter, none of Osisko or the Osisko Subsidiaries has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(q)                                 Tax Matters.

(i)                  Each of Osisko and the Osisko Subsidiaries have duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed in the prescribed form all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)               Each of Osisko and the Osisko Subsidiaries have (A) duly and timely paid all Taxes due and payable by it other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Osisko, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)            The charges, accruals and reserves for Taxes reflected on the Osisko Financial Statements (whether or not due and whether or not shown on

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any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Osisko, adequate under IFRS to cover Taxes with respect to Osisko and the Osisko Subsidiaries accruing through the date hereof.

(iv)           There are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Osisko, threatened against either Osisko or an Osisko Subsidiary that propose to assess material Taxes in addition to those reported in the Tax Returns. There are no liens for Taxes upon any of the assets or properties of Osisko or an Osisko Subsidiary.

(r)                                    Pension and Employee Benefits. Osisko and each Osisko Subsidiary have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Osisko and each Osisko Subsidiary including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Osisko or an Osisko Subsidiary as the case may be other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Osisko.

(s)                                   Reports.  Since December 31, 2013, Osisko has filed with all applicable Securities Authorities, the TSX and all applicable self-regulatory authorities a true and complete copy of all material forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Osisko Documents”). The Osisko Documents, at the time filed or, if amended, as of the date of such amendment (i) did not contain any misrepresentation (as defined by the Securities Act) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Osisko except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Osisko. Osisko has not filed any confidential material change or other report or other document with any Securities Authority or the TSX or other self-regulatory authority which at the date hereof remains confidential.  Each Osisko Subsidiary is not required to file any reports or other documents with any of the Securities Authorities or the TSX.

(t)                                    Compliance with Laws.  Osisko and each Osisko Subsidiary have complied with and are not in violation of any applicable Law other than such non-compliance or

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violations that would not, individually or in the aggregate, have a Material Adverse Effect on Osisko.

(u)                                 No Option on Assets.  Except as disclosed by Osisko in the Osisko Disclosure Letter no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Osisko or an Osisko Subsidiary of any of the material assets of Osisko or an Osisko Subsidiary other than as contemplated for the purposes of this Agreement.

(v)                                 Certain Contracts.  Except as disclosed by Osisko in the Osisko Disclosure Letter, none of Osisko or the Osisko Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of their business is conducted, (ii) limit any business practice of Osisko or an Osisko Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Osisko or an Osisko Subsidiary in any material respect.

(w)                               Investment Company Status.  Osisko is not, and following the consummation of the Arrangement will not be, required to be registered as an “investment company” under the 1940 Act.

(x)                                 Business Practices.  Since December 31, 2011, none of Osisko or the Osisko Subsidiaries nor, to the knowledge of Osisko, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or the United States Foreign Corrupt Practices Act of 1977; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(y)                                 HSR Act.  Osisko (and all entities “controlled” by Osisko for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) does not hold assets located in the United States with a fair market value of greater than US$75.9 million and has not made aggregate sales in or into the United States of over US$75.9 million in its most recent fiscal year.

(z)                                  Broker Fees.  Except as set forth in the Osisko Disclosure Letter, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated in the Agreement based upon arrangements made by or on behalf of Osisko.

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SCHEDULE G

[RESERVED]

SCHEDULE H

FORM OF LOCK-UP AGREEMENT

FORM OF LOCK-UP AGREEMENT

Dear Securityholder:

Re:  Arrangement Agreement between Osisko Mining Corporation, Agnico Eagle Mines Limited and Yamana Gold Inc.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the undersigned securityholder (the “Securityholder”) and in consideration of the entering into by Agnico Eagle Mines Limited (“Agnico”), Yamana Gold Inc. (“Yamana”), and Osisko Mining Corporation (the “Corporation”, and together with the other parties hereto, the “Parties”) of an arrangement agreement on the date hereof (the “Arrangement Agreement”), a copy of which is attached hereto as Exhibit A, relating to, among other things, Agnico’s and Yamana’s (together, the “Acquirors”) joint acquisition (directly, or indirectly through one or more acquisition entities) of all of the issued and outstanding shares of the Corporation (the “Proposed Transaction”) to be effected by way of a plan of arrangement under section 192 of the Canada Business Corporations Act, the Securityholder agrees as follows:

1.                                      INTERPRETATION

Capitalized terms used in this voting and support agreement (“Agreement”) and not otherwise defined herein that are defined in the Arrangement Agreement shall have the respective meanings ascribed thereto in the Arrangement Agreement.

2.                                      OWNERSHIP OF SHARES, OPTIONS AND WARRANTS

The Acquirors understand that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over, the number of common shares of the Corporation (the “Shares”) and, if any, the number of options exercisable for common shares of the Corporation (the “Options”), and, if any, the number of warrants exercisable for common shares of the Corporation (“Warrants”) set forth in the Securityholders’ acceptance (the “Acceptance”) at the end of this Agreement.

3.                                      COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the Effective Time and (ii) the date this Agreement is terminated (such earlier date being the “Release Date”), the Securityholder shall:

(a)                                 immediately terminate any existing discussions or negotiations with any parties (other than the Acquirors and their representatives) with respect to any proposal that constitutes, or which could reasonably be expected to constitute, an Acquisition Proposal, whether or not initiated by the Corporation and it will not, directly or indirectly, (i) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing information or entering into any form of written or oral agreement, arrangement or understanding or waiving any confidentiality or standstill obligations) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise knowingly cooperate in any way with, or knowingly assist with or participate in any way in any effort or attempt by any person (other than the Acquirors) to make an Acquisition Proposal, or (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal;

(b)                                 attend (either in person or by proxy) any meeting (including the Corporation Meeting) of the securityholders of the Corporation convened for the purposes of considering the Proposed Transaction (including any adjournments and postponements thereof), and at such meeting, vote or cause to be voted all of the Shares (including any shares issued upon the exercise of the Options and Warrants or acquired by the Securityholder on or following the date hereof and prior to the record date for voting at such meeting) (the “Subject Securities”) in favour of the Proposed Transaction and all matters related thereto, as contemplated by the Arrangement Agreement;

(c)                                  vote or cause to be voted (in person or by proxy) any Subject Securities against, and in the case of clause (i) below, not tender or cause to be tendered any Subject Securities to:

(i)             any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization or liquidation or take-over bid or similar transaction involving the Corporation or common shares of the Corporation other than the Proposed Transaction;

(ii)          other than the Proposed Transaction, a sale or transfer of a material amount of assets of the Corporation or any of its Subsidiaries or the issuance of any securities of the Corporation; or

(iii)       any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Proposed Transaction including, without limitation, any Acquisition Proposal;

(d)                                 not, without the prior written consent of Agnico and Yamana, sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of the Subject Securities (other than as contemplated herein) or permit any affiliate of the Securityholder to do any of the foregoing; provided that the Securityholder may pledge shares issued upon the exercise of Options as security for a loan to the Securityholder to fund the aggregate Option exercise price if the lender agrees to vote the shares so pledged in accordance with the terms of this Agreement;

(e)                                  not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(f)                                   not exercise any rights of dissent or appraisal in respect of any resolution approving the Proposed Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate law or other legislation or take any action that is reasonably likely to in any manner delay, hinder, prevent, interfere with or challenge the Proposed Transaction; and

(g)                                  not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Securityholder’s Subject Securities pursuant to this Agreement by the sale of a direct or indirect holding company or the granting of a proxy on the shares of any direct or indirect holding company and which would have, indirectly, an effect prohibited by this Agreement.

4.                                      GRANT OF PROXY

The Securityholder hereby covenants and agrees in favour of the Acquirors that (i) no later than 5 business days prior to the scheduled date of any Corporation Meeting the Securityholder shall duly complete and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities to be validly delivered as required to cause the Subject Securities to be voted in favour of the Proposed Transaction and (ii) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Agnico and Yamana has been obtained or this Agreement is terminated pursuant to Section 8(a).

5.                                      REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to each of the Acquirors as follows and acknowledges that each of the Acquirors is relying on such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a)                                 the Securityholder is the sole beneficial owner of, or exercises control or direction over, the Shares, Options and Warrants, with good and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option (whether by law, pre-emptive or contractual), for the purchase, acquisition or transfer of the Shares, Options and Warrants from the Securityholder or any interest therein or right thereto, except pursuant to the Arrangement Agreement and this Agreement;

(b)                                 (i) the only securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of the Corporation (whether by law, pre-emptive or contractual) or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Corporation or any interest therein;

(c)                                  other than pursuant to the covenants set out in this Agreement, the Securityholder has the sole right to sell (or cause to be sold) all of its Shares, Options and Warrants now held (other than with respect to securities that have not vested);

(d)                                 the Securityholder has the sole right to vote (or cause to vote) all of its Shares now held and will have the right to vote (or cause to vote) all shares of the Corporation hereafter acquired by it;

(e)                                  if the Securityholder is a corporation or other entity, it is duly organized under the laws of its jurisdiction of incorporation or formation and is validly existing and has the necessary corporate or other power and authority to enter into this Agreement and to perform its obligations hereunder; and

(f)                                   the Securityholder is duly authorized to execute and deliver this Agreement and this Agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the performance by the Securityholder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder is or will be a party and by which the Securityholder is or will be bound at the time of such consummation, (ii) to its knowledge, any applicable Laws, including any judgement, decree, order or award of any court, governmental body or arbitrator applicable to the Securityholder, and (iii) if the Securityholder is a corporation or other entity, its constating documents.

6.                                      REPRESENTATIONS AND WARRANTIES OF THE ACQUIRORS

(a)                                 Agnico hereby represents and warrants to the Securityholder that the execution and delivery of this Agreement by Agnico and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Agnico, and acknowledges that the Securityholder is relying on such representation and warranty in connection with entering into this Agreement.

(b)                                 Yamana hereby represents and warrants to the Securityholder that the execution and delivery of this Agreement by Yamana and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Yamana, and acknowledges that the Securityholder is relying on such representation and warranty in connection with entering into this Agreement.

7.                                      DIRECTORS OR OFFICERS OF THE CORPORATION

The Acquirors acknowledge and agree that the Securityholder is bound hereunder solely in its capacity as a securityholder and that the provisions hereof shall not be deemed or interpreted to bind the Securityholder in his or her capacity as a director, officer or employee of the Corporation or its affiliates.  For the avoidance of doubt, nothing in this Agreement shall limit any person from fulfilling his or her fiduciary duties as a director or officer of the Corporation and nothing in this Agreement shall prevent a Securityholder who is a member of the board of directors or an officer of the Corporation from engaging, solely in such Securityholder’s capacity as a director or officer of the Corporation, in discussions or negotiations with a person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement.

8.                                      TERMINATION

(a)                                 The obligations hereunder of the Securityholder shall automatically terminate (i) upon the mutual written agreement of the Securityholder, Agnico and Yamana; or (ii) upon the termination of the Arrangement Agreement in accordance with its terms; or (iii) on the Effective Date, whichever is the earliest to occur.

(b)                                 This Agreement may be terminated by notice in writing:

(i)             by the Acquirors if the Securityholder breaches or is in default of any of the covenants or obligations of the Securityholder under this Agreement and such breach or such default has or may have an adverse effect on the consummation of the Proposed Transaction or if any of the representations or warranties of the Securityholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Acquirors have notified the Securityholder in writing of any of the foregoing events and the same has not been cured within 15 business days of the date such notice was received by the Securityholder;

(ii)          by the Securityholder if Yamana or Agnico breaches or is in default of any of its covenants or obligations under this Agreement or the Arrangement Agreement and such breach or such default has or may have an adverse effect on the consummation of the Proposed Transaction or if any of the representations or warranties of Yamana or Agnico under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Securityholder has notified Yamana and Agnico in writing of any of the foregoing events and the same has not been cured within 15 business days of the date such notice was received by Yamana and Agnico;

(iii)       by the Securityholder if the Effective Date has not occurred by July 31, 2014.

(c)                                  If this Agreement is terminated as provided in this Section 8, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.  The Securityholder shall be entitled to withdraw any form of proxy delivered pursuant to this Agreement in respect of the Arrangement in the event this Agreement is terminated in accordance with this Section 8.

9.                                      AMENDMENT

Except as expressly set forth herein, this Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the subject matter hereof and shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties. The Lock-Up Agreement dated April 2, 2014 between the Securityholder, the Corporation and Yamana is hereby terminated in its entirety pursuant to section 9(a)(i) thereof without any penalty to or recourse by any of the parties thereto.

10.                               ASSIGNMENT

No Party shall assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

11.                               FURTHER ASSURANCES

The Securityholder shall, from time to time and at all times hereafter at the request of an Acquiror but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

12.                               SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by the Acquirors and the Securityholder and their respective executors, administrators, successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13.                               TIME OF THE ESSENCE

Time is of the essence of this Agreement.

14.                               UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by law.

15.                               APPLICABLE LAW

(a)                                 This Agreement is to be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(b)           The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

16.                               NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)                                 in the case of the Securityholder, to the address appearing on the acceptance page of this Agreement, with a copy to its legal counsel; and

(b)                                 in the case of Agnico, to:

145 King Street East
Suite 400
Toronto, ON  M5C 2Y7

Attention:              R. Gregory Laing
Facsimile:              (416) 367-4681

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON  M5V 3J7

Attention:              Patricia L. Olasker
Facsimile:              (416) 863-0871

(c)                                  in the case of Yamana, to:

Royal Bank Plaza, North Tower
Suite 2200
200 Bay St
Toronto ON M5J 2J3

Attention:              Sofia Tsakos
Facsimile:              (416) 815-0021

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower
Suite 3800
200 Bay Street
Toronto, ON

Attention:              Cathy Singer
Facsimile.:             (416) 216-3930

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this paragraph.  Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

17.                               ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

18.                               EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.  This section shall survive the termination of this Agreement pursuant to Section 8.

19.                               DISCLOSURE

The Parties hereby consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the Corporation Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws.  A copy of this Agreement may be provided to the Corporation.

20.                               COUNTERPART EXECUTION

This letter may be signed by fax or email and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or email.

OSISKO MINING CORPORATION

by
Name:
Title:

AGNICO EAGLE MINES LIMITED

by
Name:
Title:

YAMANA GOLD INC.

by
Name:
Title:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the          day of                           , 2014 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over, the Shares and Options indicated below and no other securities of the Corporation:

Common Shares

Options, if any

Warrants, if any

Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer

Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

1

SCHEDULE I

NEW OSISKO SUBSIDIARIES

Osisko Mining (USA) Inc.

8338264 Canada Inc.

7778953 Canada Inc.

7778961 Canada Inc.

7718497 Canada Inc.

Compañia Minera Osisko (Peru) S.A.C.

Compañia Minera Osisko Mexico, S.A. de C.V.

7718365 Canada Inc.

Orocauca SAS

Minera El Portal S.A.

Minera Queenston S.A. de C.V.

Brett Alaska Resources Inc.

SCHEDULE J
NEW OSISKO INDEMNITY

(a)           From the Effective Time, New Osisko hereby agrees to indemnify and save harmless each of the Purchaser Parties and Osisko from all Losses suffered or incurred by any of the Purchaser Parties or Osisko as a result of or arising directly out of or in connection with an Indemnified Liability.

(b)           If any claim or proceeding for which any of the Purchaser Parties or Osisko may be entitled to indemnification pursuant to this indemnity is brought against any of the Purchaser Parties or Osisko (a “Claim”), such Purchaser Party or Osisko, as applicable, shall give notice (the “Indemnity Notice”) to New Osisko specifying the particulars of such Claim within 10 days after it receives notification of the Claim. New Osisko shall have the right to participate in any negotiations or proceedings with respect to such Claim.  If New Osisko has not, within ten Business Days after the giving of the Indemnity Notice, given notice to such Purchaser Party or Osisko, as applicable, that it wishes to dispute such Claim then such Purchaser Party or Osisko may assume the defence of such Claim.  If New Osisko does give such a notice, it shall have the right to assume the defence of such Claim and to defend such Claim in the name of such Purchaser Party or Osisko, as applicable.  Each of the Purchaser Parties and Osisko shall provide to New Osisko all files, books, records and other information in its possession or control which may be relevant to the defence of such Claim.  Each of the Purchaser Parties and Osisko shall co-operate in all reasonable respects in the defence of such Claim.  If New Osisko fails after the giving of such notice, diligently and reasonably to defend such Claim throughout the period that such Claim exists, its right to defend the Claim shall terminate and such Purchaser Party or Osisko may assume the defence of such Claim.  Such Purchaser Party or Osisko, as applicable, shall not settle or compromise any such Claim without the prior written consent of New Osisko, such consent not to be unreasonably withheld or delayed.

SCHEDULE K

FORM OF NSR AGREEMENT

[Text of Schedule K omitted.]